UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of The Securities Exchange Act of 1934

Date of Report: May 21, 2025

(Date of earliest event reported)

Star Equity Holdings, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-35947	33-0145723
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

53 Forest Ave, Suite 101

Old Greenwich, CT 06870

(Address of principal executive offices, including zip code)

(203) 489-9500

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	STRR	NASDAQ Global Market
Series A Cumulative Perpetual Preferred Stock, par value $0.0001 per share	STRRP	NASDAQ Global Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01.	Entry into a Material Definitive Agreement.

Merger Agreement

On May 21, 2025, Star Equity Holdings, Inc., a Delaware corporation (“Star”), Hudson Global, Inc., a Delaware corporation (“Hudson”), and HSON Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Hudson (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which, among other matters, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will merge with and into Star, with Star continuing as the surviving corporation of the merger (the “Merger”), and a wholly owned subsidiary of Hudson. The Merger is intended to qualify for federal income tax purposes as a tax-free reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended.

Subject to the terms and conditions of the Merger Agreement, upon the closing of the Merger and the other transactions contemplated by the Merger Agreement (the “Closing”), (a) any shares of Star common stock held as treasury stock or held directly by Hudson or Merger Sub (or any of their respective subsidiaries) will be canceled, retired and cease to exist, and no consideration shall be delivered in exchange therefor, (b) each then-outstanding share of Star common stock will be converted into the right to receive 0.23 shares of Hudson common stock calculated in accordance with the terms of the Merger Agreement (the “Exchange Ratio”), (c) each then-outstanding share of Star Series A preferred stock will be converted into the right to receive one (1) share of Hudson Series A preferred stock (the “Hudson Series A Preferred Stock”) in accordance with the terms of the Merger Agreement, and (d) each then-outstanding option to purchase Star common stock or restricted stock units issued by Star will be converted into an option to purchase Hudson common stock or a restricted stock unit of Hudson, as applicable, which shall entitle the holder thereof to receive shares of Hudson common stock once such options are exercised or such restricted stock units are fully vested, as applicable, in each case in such amounts and on such terms as set forth in the Merger Agreement.

Under the Exchange Ratio formula in the Merger Agreement, upon the Closing, on a pro forma basis and based upon the number of shares of Hudson common stock expected to be issued in the Merger, pre-Merger Star stockholders will own approximately 21% of the combined company, and the pre-Merger Hudson stockholders will own approximately 79% of the combined company.

In connection with the Merger, Star’s board of directors (except Jeffrey Eberwein abstained from the Board vote) has unanimously approved the Merger Agreement and unanimously resolved to recommend that Star’s stockholders adopt and approve the Merger Agreement and the transactions contemplated thereby. Star will seek the approval of its stockholders of the Merger Agreement and the consummation of the Merger at a stockholder meeting.

Each of Star and Hudson has agreed to customary representations and warranties in the Merger Agreement for a transaction of this nature. In addition, each of Star and Hudson agreed to be bound by certain customary covenants for a transaction of this nature, including, among others, (1) covenants with respect to each party’s obligation to hold a meeting of its stockholders and obtain the requisite approval of its stockholders, (2) covenants with respect to non-solicitation of alternative acquisition proposals, (3) covenants with respect to the operation and conduct of their respective businesses during the period between the date of signing the Merger Agreement and the Closing, (4) with respect to Star, covenants related to each arrangement between Star and any of its subsidiaries and any professional employer organization, in each case, to the extent requested by Hudson prior to the Closing, (5) with respect to Hudson, covenants related to maintaining the existing listing of the Hudson common stock on Nasdaq and causing the shares of Hudson common stock to be issued in connection with the Merger to be approved for listing on Nasdaq prior to the Closing, (6) covenants related to the delisting and deregistration of shares of Star capital stock from Nasdaq following the Closing, (7) with respect to Hudson, covenants related to the filing by Hudson of a certificate of designations for the creation of the Hudson Series A

Preferred Stock that shall become issuable to holders of Star preferred stock at the Closing (the “Certificate of Designations”) and (8) covenants related to the filing with the U.S. Securities and Exchange Commission (the “SEC”) and causing to become effective a registration statement to register the shares of Hudson common stock to be issued in connection with the Merger (the “Registration Statement”), including a joint proxy statement/prospectus of Star and Hudson (the “Proxy Statement/Prospectus”), which will form a part thereof.

Subject to certain customary exceptions for covenants that, pursuant to their terms, are to be performed in whole or in part following the Closing, the representations, warranties and covenants of the parties set forth in the Merger Agreement will terminate at the Closing.

Consummation of the Merger is subject to certain closing conditions, including, among other things, (1) approval by Hudson stockholders of the issuance of shares of common stock of Hudson, which will represent more than 5% of the shares of Hudson common stock outstanding as of immediately prior to the Merger, to stockholders of Star, in accordance with the terms of the Merger Agreement and pursuant to Nasdaq Listing Rules 5635(a) (the “Issuance Proposal”), (2) approval by the requisite Star stockholders of the adoption and approval of the Merger Agreement and the transactions contemplated thereby (the “Star Stockholder Matters”), (3) Nasdaq’s approval of the listing of the shares of Hudson common stock and preferred stock to be issued in connection with the Merger, (4) the effectiveness of the Certificate of Designations and (5) the effectiveness of the Registration Statement. Each party’s obligation to consummate the Merger is also subject to other specified customary conditions, including, among other things, regarding (1) the accuracy of the representations and warranties of the other party, (2) the performance in all material respects by the other party of its obligations under the Merger Agreement required to be performed on or prior to the date of the Closing and (3) the execution and delivery of certain ancillary documents at or prior to the Closing.

The Merger Agreement contains certain termination rights of each of Star and Hudson. Upon termination of the Merger Agreement under specified circumstances (which mutually apply to each of Hudson and Star), Star may be required to pay Hudson a termination fee of $250,000 and/or reimburse Hudson’s expenses up to a maximum of $250,000, and Hudson may be required to pay Star a termination fee of $250,000 and/or reimburse Star’s expenses up to a maximum of $250,000.

In addition, pursuant to the terms of the Merger Agreement, immediately after the Closing, the Hudson board of directors shall be expanded from four members to seven members and will include all current members of the Star and Hudson board of directors.

Support Agreements

Concurrently with the execution of the Merger Agreement, (i) each of the directors and three executive officers of Star (solely in their respective capacities as Star stockholders) have entered into support agreements with Hudson and Star that provide, among other things, that such stockholder will vote all of their shares of Star capital stock (including any shares of Star capital stock acquired following the date thereof and prior to the Closing) in favor of the Star Stockholder Matters and against (x) any action that would reasonably be expected impede or frustrate the Star Stockholder Matters or result in a breach of the Merger Agreement or the support agreement or (y) any proposal for an alternative transaction or any definitive agreement in respect of an alternative transaction (the “Star Support Agreements”) and (ii) each of the directors and one executive officer of Hudson have entered into support agreements with Hudson and Star that provide, among other things, that such stockholder will vote all of their shares of Hudson voting capital stock (including any shares of Hudson voting capital stock acquired following the date thereof and prior to the Closing) in favor of the Issuance Proposal and against (x) any action that would reasonably be expected impede or frustrate the Issuance Proposal or result in a breach of the Merger Agreement or the support agreement or (y) any proposal for an alternative transaction or any definitive agreement in respect of an alternative transaction (the “Hudson Support Agreements,” and, together with the Star Support Agreements, the “Support Agreements”). The Support Agreements shall terminate upon the earlier of (i) the effective time of the Merger, (ii) the time the Merger Agreement is validly terminated or (iii) the termination of the Support Agreement upon the mutual written agreement of Hudson, Star and the applicable stockholder. The Support Agreements contain customary lock-up restrictions binding on the applicable stockholder that will remain in effect during the period prior to the Closing.

The preceding summaries of the Merger Agreement and the Support Agreements do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement, the form of Star Support Agreement and the form of Hudson Support Agreement, which are filed as Exhibits 2.1, 10.1 and 10.2, respectively, to this Current Report on Form 8-K and which are incorporated herein by reference.

The Merger Agreement has been attached as an exhibit to this Current Report on Form 8-K to provide investors and securityholders with information regarding its terms. It is not intended to provide any other factual information about Star or Hudson or to modify or supplement any factual disclosures about Star or Hudson in their respective public reports filed with the SEC. The Merger Agreement includes representations, warranties and covenants of Star, Hudson and Merger Sub made solely for the purpose of the Merger Agreement and solely for the benefit of the parties thereto in connection with the negotiated terms of the Merger Agreement. Investors should not rely on the representations, warranties and covenants in the Merger Agreement or any descriptions thereof as characterizations of the actual state of facts or conditions of Star, Hudson, or any of their respective affiliates. Moreover, certain of those representations and warranties may not be accurate or complete as of any specified date, may be subject to a contractual standard of materiality different from those generally applicable to SEC filings or may have been used for purposes of allocating risk among the parties to the Merger Agreement, rather than establishing matters of fact.

Item 7.01.	Regulation FD Disclosure.

On May 21, 2025, Star and Hudson issued a joint press release announcing the execution of the Merger Agreement. The press release is furnished as Exhibit 99.1 to this Current Report on Form 8-K and incorporated herein by reference, except that the information contained on the websites referenced in the press release is not incorporated herein by reference. Furnished as Exhibit 99.2 hereto and incorporated herein by reference is the investor presentation that will be used by Star and Hudson in connection with the Merger.

The information in this Item 7.01, including Exhibits 99.1 and 99.2 attached hereto, shall not be deemed “filed” for purposes of Section 18 of the Exchange Act, or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act, or the Exchange Act, except as expressly set forth by specific reference in such filing.

Forward-Looking Statements

This Current Report on Form 8-K and the exhibits filed or furnished herewith contain “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including but not limited to, express or implied statements regarding the structure, timing and completion of the proposed Merger; the combined company’s listing on Nasdaq after closing of the proposed Merger; expectations regarding the ownership structure of the combined company; the anticipated timing of Closing; the expected executive officers and directors of the combined company; the future operations of the combined company; the nature, strategy and focus of the combined company; the executive and board structure of the combined company; and other statements that are not historical fact. All statements other than statements of historical fact contained in this Current Report on Form 8-K are forward-looking statements. These forward-looking statements are made as of the date they were first issued, and were based on the then-current expectations, estimates, forecasts, and projections, as well as the beliefs and assumptions of management. There can be no assurance that future developments affecting Star, Hudson, or the proposed transaction will be those that have been anticipated.

Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond Star’s control. Star’s actual results could differ materially from those stated or implied in forward-looking statements due to a number of factors, including but not limited to (i) the risk that the conditions to the closing of the proposed Merger are not satisfied, including the failure to timely obtain stockholder approval for the transaction, if at all; (ii) uncertainties as to the timing of the consummation of the proposed Merger and the ability of each of Star and Hudson to consummate the proposed Merger; (iii) risks related to Star’s ability to manage its operating expenses and its expenses associated with the proposed Merger pending closing; (iv) risks related to the failure or delay in obtaining required approvals from any governmental or quasi-governmental entity necessary to consummate the proposed Merger; (v) risks related to the market price of Star’s common stock relative to the value suggested by the exchange ratio; (vi) unexpected costs, charges or expenses resulting from the transaction; (vii) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed Merger; (viii) risks related to the inability of the combined company to success operate as a combined business; and (ix) risks associated with the possible failure to realize certain anticipated benefits of the proposed Merger, including with respect to future financial and operating results, among others. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties. These and other risks and uncertainties are more fully described in periodic filings with the SEC, including the factors described in the section titled “Risk Factors” in Star’s Annual Report on Form 10-K for the year ended December 31, 2024 filed with the SEC, and in other filings that Star makes and will make with the SEC in connection with the proposed Merger, including the Proxy Statement/Prospectus described below under “Additional Information and Where to Find It.” You should not place undue reliance on these forward-looking statements, which are made only as of the date hereof or as of the dates indicated in the forward-looking statements. Star expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based. This Current Report on Form 8-K does not purport to summarize all of the conditions, risks and other attributes of an investment in Star or Hudson.

Participants in the Solicitation

Star, Hudson, and their respective directors and certain of their executive officers and employees may be considered participants in the solicitation of proxies from Star’s stockholders with respect to the proposed merger transaction under the rules of the SEC. Information about the directors and executive officers of Hudson is set forth in its Annual Report on Form 10-K for the year ended December 31, 2024, which was filed with the SEC on March 14, 2025, and in subsequent documents filed with the SEC. Information about Star’s directors and officers is available in Star’s Annual Report on Form 10-K for the year ended December 31, 2024, filed with the SEC on March 21, 2025, and in subsequent documents filed with the SEC. Additional information will be made available to you regarding the persons who may be deemed participants in the proxy solicitations and their direct and indirect interests (by security holdings or otherwise) in the Merger and related transactions in a registration statement on Form S-4 (the “Form S-4”) that will contain the Proxy Statement/Prospectus, and other relevant materials, each that will be filed with the SEC and disseminated to stockholders when they become available. Instructions on how to obtain free copies of this document and, when available, the Form S-4 and Proxy Statement/Prospectus, are set forth below in the section headed “Additional Information and Where to Find It”.

This Current Report on Form 8-K and the exhibits filed or furnished herewith relate to the proposed merger transaction involving Star and Hudson and may be deemed to be solicitation material in respect of the proposed merger transaction. In connection with the proposed merger transaction, Hudson will file the Form S-4 and Proxy Statement/Prospectus. This Current Report on Form 8-K is not a substitute for the Form S-4, the Proxy Statement/Prospectus or for any other document that Star or Hudson may file with the SEC and or send to its stockholders in connection with the proposed merger transaction. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS OF STAR ARE URGED TO READ THE FORM S-4, THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT STAR, THE PROPOSED MERGER TRANSACTION AND RELATED MATTERS.

No Offer or Solicitation

This Current Report on Form 8-K and the exhibits filed or furnished herewith do not constitute an offer to sell or the solicitation of an offer to buy any securities nor a solicitation of any vote or approval with respect to the proposed transaction or otherwise. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U S. Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Additional Information and Where to Find It

Investors and security holders will be able to obtain free copies of the Form S-4, the Proxy Statement/Prospectus and other documents filed by Star or Hudson with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed by Star with the SEC will also be available free of charge on Star’s website at https://www.starequity.com/. You may obtain free copies of this document as described above.

Item 9.01.	Financial Statements and Exhibits

(d) Exhibits:

Exhibit No.	Description

2.1*	Agreement and Plan of Merger, dated as of May 21, 2025, by and among Star Equity Holdings, Inc., Hudson Global, Inc., and HSON Merger Sub, Inc.

10.1	Form of Star Support Agreement

10.2	Form of Hudson Support Agreement

99.1	Joint Press Release, issued on May 21, 2025

99.2	Investor Presentation, dated May 21, 2025

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*

Exhibits and/or schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The registrant hereby undertakes to furnish supplementally copies of any of the omitted exhibits and schedules upon request by the SEC; provided, however, that the registrant may request confidential treatment pursuant to Rule 24b-2 under the Exchange Act for any exhibits or schedules so furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Star Equity Holdings, Inc.

By:	/s/ RICHARD K. COLEMAN JR.
Richard K. Coleman Jr.
Chief Executive Officer

Date: May 21, 2025

Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

among:

HUDSON GLOBAL, INC.;

HSON MERGER SUB, INC.; and

STAR EQUITY HOLDINGS, INC.

Dated as of May 21, 2025

(continued)

3.16	Tax Matters	38

3.17	Employee and Labor Matters; Benefit Plans	40

3.18	Environmental Matters	43

3.19	Insurance	43

3.20	No Financial Advisors	43

3.21	Transactions with Affiliates	44

3.22	Privacy and Data Security	44

3.23	Opinion of Financial Advisor	44

3.24	No Other Representations or Warranties	44

Section 4	Representations and Warranties of Parent and Merger Sub	45

4.1	Due Organization; Subsidiaries	45

4.2	Organizational Documents	45

4.3	Authority; Binding Nature of Agreement	46

4.4	Vote Required	46

4.5	Non-Contravention; Consents	46

4.6	Capitalization	47

4.7	SEC Filings; Financial Statements	49

4.8	Absence of Changes	51

4.9	Absence of Undisclosed Liabilities	51

4.10	Title to Assets	51

4.11	Real Property; Leasehold	52

4.12	Intellectual Property	52

4.13	Agreements, Contracts and Commitments	53

4.14	Compliance; Permits; Restrictions	55

4.15	Legal Proceedings; Orders	55

4.16	Tax Matters	55

4.17	Employee and Labor Matters; Benefit Plans	57

4.18	Environmental Matters	59

4.19	Insurance	60

4.20	Transactions with Affiliates	60

4.21	No Financial Advisors	60

4.22	Valid Issuance	60

4.23	Privacy and Data Security	60

4.24	Opinion of Financial Advisor	61

4.25	No Other Representations or Warranties	61

(continued)

Section 5	Certain Covenants of the Parties	61

5.1	Operation of Parent’s Business	61

5.2	Operation of the Company’s Business	63

5.3	Access and Investigation	65

5.4	No Solicitation	66

5.5	Notification of Certain Matters	68

Section 6	Additional Agreements of the Parties	68

6.1	Registration Statement; Joint Proxy Statement/Prospectus	68

6.2	Company Stockholder Meeting; No Change of Recommendation	70

6.3	Parent Stockholder Meeting; No Change of Recommendation	73

6.4	Efforts; Regulatory Approvals	76

6.5	Treatment of Company Equity Awards	76

6.6	Employee Benefits	77

6.7	Indemnification of Officers and Directors	78

6.8	Public Announcements	80

6.9	Listing of Parent Common Stock; De-listing and De-registration of Company Capital Stock	80

6.10	Transaction Litigation	81

6.11	Tax Matters	81

6.12	Termination of Certain Agreements and Rights	82

6.13	Section 16 Matters	83

6.14	Treatment of Company Warrants	83

6.15	Allocation Certificate	83

6.16	SEC Documents	83

6.17	Parent Vote	83

6.18	Parent Series A Preferred Stock	83

Section 7	Conditions Precedent to Obligations of Each Party	84

7.1	Effectiveness of Registration Statement	84

7.2	No Restraints	84

7.3	Stockholder Approval	84

7.4	Parent Series A Preferred Stock	84

7.5	Nasdaq Listing	84

(continued)

Section 8	Additional Conditions Precedent to Obligations of Parent and Merger Sub	84

8.1	Accuracy of Representations	84

8.2	Performance of Covenants	85

8.3	Closing Certificate	85

8.4	No Company Material Adverse Effect	85

8.5	Termination of Investor Agreements	85

Section 9	Additional Conditions Precedent to Obligation of the Company	85

9.1	Accuracy of Representations	85

9.2	Performance of Covenants	86

9.3	Documents	86

9.4	No Parent Material Adverse Effect	86

9.5	Governance Matters	86

9.6	Parent Series A Preferred Stock	86

Section 10	Termination	86

10.1	Termination	86

10.2	Effect of Termination	88

10.3	Expenses; Termination Fees	88

Section 11	Miscellaneous Provisions	90

11.1	Non-Survival of Representations and Warranties	90

11.2	Amendment	90

11.3	Waiver	91

11.4	Entire Agreement; Headings; Counterparts; Exchanges by Electronic Transmission	91

11.5	Applicable Law; Jurisdiction	91

11.6	Assignability	92

11.7	Notices	92

11.8	Cooperation	93

11.9	Severability	93

11.10	Other Remedies; Specific Performance	94

11.11	No Third Party Beneficiaries	94

11.12	Representation	94

Exhibits:

Exhibit A	Form of Parent Stockholder Support Agreement

Exhibit B	Form of Company Stockholder Support Agreement

Exhibit C	Form of Certificate of Designations

Schedules:

Schedule F	Parent Stockholder Support Agreement (Officers)

Schedule G	Company Stockholder Support Agreement (Officers)

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of May 21, 2025, by and among HUDSON GLOBAL, INC., a Delaware corporation (“Parent”), HSON MERGER SUB, INC., a Delaware corporation and direct wholly owned subsidiary of Parent (“Merger Sub”), and STAR EQUITY HOLDINGS, INC., a Delaware corporation (the “Company”). Certain capitalized terms used in this Agreement are defined in Section 1.

RECITALS

A. Parent and the Company intend to effect a merger of Merger Sub with and into the Company (the “Merger”) upon the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL. Upon consummation of the Merger, Merger Sub will cease to exist and the Company will become a direct wholly owned subsidiary of Parent.

B. Each of the Parties, and any Affiliate thereof, intend that the Merger qualify as a tax free “reorganization” within the meaning of Section 368(a) of the Code and that this Agreement constitute a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3 (the “Intended Tax Treatment”).

C. Following a resolution from the Parent Special Committee recommending entry into this Agreement and consummation of the Parent Contemplated Transactions, including the Parent Share Issuance, the Parent Board has (i) determined that the Parent Contemplated Transactions, including the Parent Share Issuance, are fair to, advisable and in the best interests of Parent and its stockholders, (ii) approved and declared advisable this Agreement and the Parent Contemplated Transactions, including the Parent Share Issuance, in each case pursuant to the terms of this Agreement and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of Parent vote to approve the Parent Share Issuance.

D. The Merger Sub Board has (i) determined that the Merger Sub Contemplated Transactions, including the Merger, are fair to, advisable, and in the best interests of Merger Sub and Parent, as its sole stockholder, (ii) approved and declared advisable this Agreement and the Merger Sub Contemplated Transactions, including the Merger, in each case pursuant to the terms of this Agreement and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that Parent, as the sole stockholder of Merger Sub vote to adopt this Agreement and thereby approve the Merger.

E. Following a resolution from the Company Special Committee recommending entry into this Agreement and consummation of the Company Contemplated Transactions, including the Merger, the Company Board has (i) determined that the Company Contemplated Transactions, including the Merger, are fair to, advisable and in the best interests of the Company and its stockholders, (ii) approved and declared advisable this Agreement and the Company Contemplated Transactions, including the Merger and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of the Company vote to adopt this Agreement and thereby approve the Merger.

F. Concurrently with the execution and delivery of this Agreement and as a condition and inducement to the Company’s willingness to enter into this Agreement, the officers of Parent set forth on Schedule F, and each director of Parent (in each case, solely in their capacity as stockholders of Parent) are executing support agreements in favor of the Company in substantially the form attached hereto as Exhibit A (the “Parent Stockholder Support Agreement”), pursuant to which such Persons have, subject to the terms and conditions set forth therein, agreed to vote all of their shares of Parent Capital Stock in favor of the Parent Share Issuance.

G. Concurrently with the execution and delivery of this Agreement and as a condition and inducement to Parent’s willingness to enter into this Agreement, the officers of the Company set forth on Schedule G, and each director of the Company (in each case, solely in their capacity as stockholders of the Company) are executing support agreements in favor of Parent in substantially the form attached hereto as Exhibit B (the “Company Stockholder Support Agreement”), pursuant to which such Persons have, subject to the terms and conditions set forth therein, agreed to vote all of their shares of Company Capital Stock in favor of the Merger.

AGREEMENT

The Parties, intending to be legally bound, agree as follows:

Section 1 Definitions and Interpretative Provisions.

1.1 Definitions.

For purposes of the Agreement (including this Section 1):

“2020 Company Warrants” means (i) the warrant issued by the Company to Cede & Co. on May 28, 2020, exercisable to purchase up to 2,450,000 shares of Company Common Stock and (ii) any other common stock purchase warrants issued by the Company pursuant to the Company’s registration statement on Form S-1 (File No. 333-237928).

“2022 Company Warrants” means (i) the warrant issued by the Company to Cede & Co. on January 19, 2022, exercisable to purchase up to 9,500,000 shares of Company Common Stock and (ii) any other common stock purchase warrants issued by the Company pursuant to the Company’s registration statement on Form S-1 (File No. 333-261957).

“Acceptable Confidentiality Agreement” means a confidentiality agreement containing terms not materially less restrictive in the aggregate to the counterparty thereto than the terms of the Confidentiality Agreement; provided that such confidentiality agreement need not contain any non-solicitation or no hire provisions; provided, further, that such confidentiality agreement shall not include any provision calling for an exclusive right to negotiate with any Party under this Agreement or otherwise conflicting with the obligations of any Party under this Agreement.

“Acquisition Inquiry” means, with respect to a Party, an inquiry, indication of interest or request for information (other than an inquiry, indication of interest or request for information made or submitted by the Company, on the one hand, or Parent, on the other hand, to the other Party) that could reasonably be expected to lead to an Acquisition Proposal.

“Acquisition Proposal” means, with respect to a Party, any offer or proposal, whether written or oral (other than an offer or proposal made or submitted by or on behalf of the Company or any of its Affiliates, on the one hand, or by or on behalf of Parent or any of its Affiliates, on the other hand, to the other Party) contemplating or otherwise relating to any Acquisition Transaction with such Party.

“Acquisition Transaction” means any transaction or series of related transactions involving:

(a) any merger, consolidation, amalgamation, share exchange, business combination, issuance of Equity Securities, acquisition of Equity Securities, reorganization, recapitalization, tender offer, exchange offer or other transaction: (i) in which a Party is a constituent Entity, (ii) in which a Person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of Persons directly or indirectly acquires beneficial or record ownership of securities representing more than fifteen percent (15%) of the outstanding Equity Securities of any class of voting Equity Securities of a Party or any of its Subsidiaries or (iii) in which a Party or any of its Subsidiaries issues securities representing more than fifteen percent (15%) of the outstanding Equity Securities of any class of voting Equity Securities of such Party or any of its Subsidiaries;

(b) any sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or assets that constitute or account for fifteen percent (15%) or more of the consolidated book value or the fair market value of the assets of a Party and its Subsidiaries, taken as a whole, in each case as determined in good faith by the Company Board or the Parent Board, as applicable; or

(c) any combination of the foregoing.

“Affiliate” shall have the meaning given to such term in Rule 145 under the Securities Act.

“Allocation Certificate” shall have the meaning set forth in Section 6.15.

“Anticipated Closing Date” means the anticipated Closing Date, as agreed upon by Parent and the Company at least fifteen (15) days prior to the Parent Stockholder Meeting (the “Determination Date”).

“Business Day” means any day other than a day on which banks in the State of New York are authorized or obligated to be closed.

“Certificate of Designations” means the certificate of designations of Parent evidencing the creation of the Parent Series A Preferred Stock, in the form attached hereto as Exhibit C.

“COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985, as set forth in Section 4980B of the Code and Part 6 of Title I of ERISA, and as amended.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company 401(k) Plan” shall have the meaning set forth in Section 6.6(b).

“Company Associate” means any current or former employee, independent contractor, officer or director of the Company or any of its Subsidiaries.

“Company Audited Balance Sheet” means the audited consolidated balance sheet of the Company and its consolidated Subsidiaries as of December 31, 2024, included in the Company’s report on Form 10-K for the fiscal year ended December 31, 2024, as filed with the SEC.

“Company Board” means the board of directors of the Company.

“Company Capital Stock” means the Company Common Stock and the Company Preferred Stock.

“Company Capitalization Representations” means the representations and warranties of the Company set forth in Sections 3.6(a), 3.6(b) and 3.6(c).

“Company Common Stock” means the common stock, $0.0001 par value per share, of the Company.

“Company Contemplated Transactions” means the Contemplated Transactions to which the Company is a party or which are to be carried out by the Company pursuant to this Agreement.

“Company Contract” means any Contract: (a) to which the Company or any of its Subsidiaries is a party, (b) by which the Company or any of its Subsidiaries is or may become bound or under which the Company or any of its Subsidiaries has, or may become subject to, any obligation or (c) under which the Company or any of its Subsidiaries has or may acquire any right or interest.

“Company Employee Plan” means any Employee Plan that the Company or any of its Subsidiaries sponsors, contributes to, or provides benefits under or through such plan, or has any obligation to contribute to or provide benefits under or through such plan, or if such plan provides benefits to or otherwise covers any current or former employee, officer, director or other service provider of the Company or any of its Subsidiaries (or their spouses, dependents, or beneficiaries).

“Company Equity Awards” means Company Options or Company RSUs.

“Company Fundamental Representations” means the representations and warranties of the Company set forth in Sections 3.1, 3.2, 3.3, 3.4, 3.20 and 3.21.

“Company Intervening Event” means any material Effect or material change in circumstances with respect to the Company and its Subsidiaries, taken as a whole, that (a) was not known or reasonably foreseeable to the Company Board as of the date of this Agreement (or if known to the Company Board as of the date hereof, the consequences of which were not known or reasonably foreseeable to the Company Board as of the date of this Agreement) and (b) does not relate to any Acquisition Proposal; provided, that none of the following, either alone or in combination, shall constitute a “Company Intervening Event”: (i) any inquiry with respect to a business combination or acquisition or any business combination or acquisition opportunity, (ii) any events or developments relating to Parent, (iii) any event or development to the extent directly resulting from the announcement or pendency of, or any actions required to be taken by the

Company or Parent (or refrained to be taken by the Company or Parent) pursuant to this Agreement or the consummation of the Contemplated Transactions, (iv) any events or developments generally affecting the industries in which the Company or any of its Subsidiaries operate or in the economy generally or other general business, financial, market or political conditions, including changes in interest rates in the United States or any other country or region in the world and changes in exchange rates for the currencies of any countries and any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market operating in the United States or any other country or region in the world, (v) any Legal Proceedings made or brought by any of the current or former stockholders of the Company or Parent (on their own behalf or on behalf of the Company or Parent) against the Company or Parent, including Legal Proceedings arising out of the Contemplated Transactions, (vi) any Effect resulting from a breach of this Agreement by the Company, (vii) the fact, in and of itself, that the Company exceeds any internal or published projections, estimates or expectations of the Company’s revenue, earnings or other financial or operating metrics for any period ending on or after the date of this Agreement (provided that the exception in this clause (vii) shall not prevent or otherwise affect consideration of any such development or change that causes the Company meeting or exceeding such metrics from being taken into account in determining whether a Company Intervening Event has occurred) or (viii) any changes after the date of this Agreement in the market price or trading volume of the shares of Company Common Stock (provided that the exception in this clause (viii) shall not prevent or otherwise affect consideration of any such development or change that causes such change in market price or trading value from being taken into account in determining whether a Company Intervening Event has occurred).

“Company IP Rights” means all Intellectual Property owned, licensed, or controlled by the Company or its Subsidiaries that is necessary for or used in the operation of the business of the Company and its Subsidiaries as presently conducted.

“Company IP Rights Agreement” means any instrument or agreement governing, related to or pertaining to any Company IP Rights.

“Company Material Adverse Effect” means any Effect that, considered together with all other Effects that have occurred prior to the date of determination of the occurrence of a Company Material Adverse Effect, (1) has or would reasonably be expected to have a material adverse effect on the business, financial condition, assets, liabilities or results of operations of the Company and its Subsidiaries, taken as a whole, or (2) would reasonably be expected to prevent the consummation of the Company Contemplated Transactions by the Company; provided, however, that Effects arising or resulting from the following shall not be taken into account in determining whether there has been a Company Material Adverse Effect: (a) the announcement of the Agreement or the pendency of the Contemplated Transactions, (b) the taking of any action, or the failure to take any action, by the Company that is required to comply with the terms of the Agreement, (c) any natural disaster or any act or threat of terrorism or war anywhere in the world, any armed hostilities or terrorist activities anywhere in the world, any threat or escalation or armed hostilities or terrorist activities anywhere in the world or any governmental or other response or reaction to any of the foregoing, (d) any epidemic or pandemic in the United States or any other country or region in the world, or any escalation of the foregoing, (e) any change in GAAP or applicable Law or the interpretation thereof, (f) general economic or political conditions or conditions generally affecting the industries in which the Company and its Subsidiaries operate,

(g) changes in financial, banking or securities markets, including changes in interest rates in the United States or any other country or region in the world and changes in exchange rates for the currencies of any countries and any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market operating in the United States or any other country or region in the world, (h) any Legal Proceedings made or brought by any of the current or former stockholders of the Company or Parent (on their own behalf or on behalf of the Company or Parent) against the Company or Parent, including Legal Proceedings arising out of the Contemplated Transactions or (i) any change in the cash position of the Company and its Subsidiaries which results from operations in the Ordinary Course of Business; except in each case with respect to clauses (c), (d), (e), (f) and (g) to the extent disproportionately affecting the Company and its Subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which the Company and its Subsidiaries operate.

“Company Options” means an award of options or other rights to purchase shares of Company Capital Stock issued by the Company under an applicable Company Plan.

“Company Registered IP” means all Company IP Rights that are owned or exclusively licensed by the Company that are registered, filed or issued under the authority of, with or by any Governmental Authority, including all patents, registered copyrights and registered trademarks and all applications and registrations for any of the foregoing.

“Company RSUs” means an award of restricted stock units issued by the Company under an applicable Company Plan that entitles the holder to a distribution upon maturity that is determined based on the value of an equivalent number of shares of Company Capital Stock.

“Company Special Committee” means the special committee of the Company Board comprised of independent directors.

“Company Stockholder Support Agreements” shall have the meaning set forth in the recitals.

“Company Transaction Litigation” means any Legal Proceeding (including any class action or derivative litigation) asserted, threatened in writing or commenced by, on behalf of or in the name of, against or otherwise involving the Company, any Company Subsidiary, the Company Board, the Company Special Committee, any other committee thereof or any of the Company’s directors or officers, in each case to the extent relating directly or indirectly to this Agreement, the Merger or any of the Contemplated Transactions or disclosures of a party relating to the Contemplated Transactions (including any such Legal Proceeding based on allegations that the Company’s entry into this Agreement or the terms and conditions of this Agreement or any of the Contemplated Transactions constituted a breach of the fiduciary duties of any member of the Company Board, the Company Special Committee or any officer of the Company).

“Company Triggering Event” shall be deemed to have occurred: (a) upon any Company Board Adverse Recommendation Change or if the Company Board has approved, endorsed or recommended any Acquisition Proposal, (b) if the Company shall have entered into any Contract relating to or that could reasonably be expected to lead to any Acquisition Proposal (other than an Acceptable Confidentiality Agreement permitted pursuant to Section 5.4) or requiring the

Company (or that would require or could reasonably be expected to require the Company) to abandon, terminate, or fail to consummate the Merger or any other Company Contemplated Transaction or that would otherwise materially impede, interfere with or be inconsistent with, the Company Contemplated Transactions or (c) upon a Willful and Material Breach of the Company’s obligations set forth in Section 5.4.

“Company Warrants” means the 2020 Company Warrants and the 2022 Company Warrants.

“Confidentiality Agreement” means the Confidentiality Agreement dated November 19, 2024, between the Company and Parent.

“Consent” means any approval, consent, ratification, permission, waiver or authorization (including any Governmental Authorization).

“Contemplated Transactions” means the Merger, the Parent Share Issuance and the other transactions contemplated by the Agreement.

“Contract” means, with respect to any Person, any written or oral agreement, contract, subcontract, lease (whether for real or personal property), mortgage, license, or other legally binding commitment or undertaking of any nature to which such Person is a party or by which such Person or any of its assets are bound or affected under applicable Law.

“Determination Date” has the meaning set forth in the definition of “Anticipated Closing Date.”

“DGCL” means the General Corporation Law of the State of Delaware.

“Effect” means any effect, change, event, circumstance, or development.

“Employee Plan” means (A) an employee benefit plan within the meaning of Section 3(3) of ERISA whether or not subject to ERISA; (B) stock option plans, stock purchase plans, bonus (including annual bonus and retention bonus) or incentive plans, severance pay plans, programs or arrangements, deferred compensation arrangements or agreements, employment agreements, compensation plans, programs, agreements or arrangements, change in control plans, programs or arrangements, supplemental income arrangements, vacation plans, and all other employee benefit plans, agreements, and arrangements, not described in (A) above; and (C) plans or arrangements providing compensation to employee and non-employee directors.

“Encumbrance” means any lien, pledge, hypothecation, charge, mortgage, security interest, lease, license, option, easement, reservation, servitude, adverse title, claim, infringement, interference, option, right of first refusal, preemptive right, community property interest or restriction or encumbrance of any nature (including any restriction on the voting of any Equity Security, any restriction on the transfer of any Equity Security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

“Enforceability Exceptions” means the (a) Laws of general application relating to bankruptcy, insolvency and the relief of debtors and (b) rules of law governing specific performance, injunctive relief and other equitable remedies.

“Entity” means any corporation (including any non-profit corporation), partnership (including any general partnership, limited partnership or limited liability partnership), joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity, and each of its successors.

“Environmental Law” means any federal, state, local or foreign Law relating to pollution or protection of human health or the environment (including ambient air, surface water, ground water, land surface or subsurface strata), including any law or regulation relating to emissions, discharges, releases or threatened releases of Hazardous Materials, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials.

“Equity Securities” means (a) capital stock, partnership or membership interests or units (whether general or limited), and any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distribution of assets of, the issuing entity or a right to control such entity (a “Capital Interest”), (b) subscriptions, calls, warrants, options, purchase rights or commitments of any kind or character relating to, or entitling any Person to acquire, any Capital Interest, (c) stock appreciation, phantom stock, equity participation or similar rights and (d) securities convertible into or exercisable or exchangeable for any Capital Interests.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means, with respect to any Entity, any other entity, trade or business that is, or at any applicable time was, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes such Entity.

“Excess Shares” shall have the meaning set forth in Section 2.6(c).

“Exchange Act” means the Securities Exchange Act of 1934.

“Exchange Ratio” means, subject to Section 2.6(h), 0.23.

“Expense Reimbursement” means a Company Expense Reimbursement or a Parent Expense Reimbursement, as applicable.

“Federal Health Care Program” means any federal health program as defined in 42 U.S.C. § 1320a-7b(f), including Medicare, Medicaid, TRICARE, CHAMPVA, and state healthcare programs (as defined therein).

“Form of 2020 Company Warrant Certificate” means the form of warrant certificate, pursuant to which the 2020 Company Warrants were issued by the Company.

“Form of 2022 Company Warrant Certificate” means the form of warrant certificate, pursuant to which the 2022 Company Warrants were issued by the Company.

“Fractional Share Cash” shall have the meaning set forth in Section 2.6(d).

“Fractional Share Trust” shall have the meaning set forth in Section 2.6(d).

“GAAP” means United States generally accepted accounting principles.

“Governmental Authority” means any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature, (b) federal, state, local, municipal, supra-national, foreign or other government, (c) governmental or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, bureau, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or Entity and any court or other tribunal, and for the avoidance of doubt, any Tax authority) or (d) self-regulatory organization (including Nasdaq).

“Governmental Authorization” means any: (a) permit, license, certificate, franchise, permission, variance, exception, order, clearance, registration, qualification, approval or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Authority or pursuant to any Law or (b) right under any Contract with any Governmental Authority.

“Hazardous Materials” means any pollutant, chemical, substance and any toxic, infectious, carcinogenic, reactive, corrosive, ignitable or flammable chemical, or chemical compound, or hazardous substance, material or waste, whether solid, liquid or gas, that is subject to regulation, control or remediation under any Environmental Law, including without limitation, crude oil or any fraction thereof, and petroleum products or by-products.

“Health Care Laws” means all applicable Laws and implementing regulations pertaining to U.S. health care regulatory matters to the extent applicable, including as amended from time to time, any such Law pertaining to: (a) the Federal Food, Drug, and Cosmetic Act (21 U.S.C. § 301 et seq.), the Public Health Service Act (42 U.S.C. §262 et seq.) and the regulations promulgated thereunder, (b) any Federal Health Care Program, including those pertaining to providers of goods or services that are paid for by any Federal Health Care Program, including, the False Claims Act, as amended (31 U.S.C. §§ 3729 et seq.), the criminal False Claims Law (42 U.S.C. § 1320a-7b(a)), the Federal Anti-kickback statute (42 U.S.C. § 1320a-7b(b)), the Anti-Kickback Act of 1986 (41 U.S.C. §§ 51-58), the federal Stark Law (42 U.S.C. § 1395nn), the federal False Statements Statute (42 U.S.C. § 1320a-7b(a)), the Exclusion Law (42 U.S.C. § 1320a-7), the Beneficiary Inducement Statute (42 U.S.C. § 1320a-7a(a)(5)), the Federal Program Fraud Civil Remedies Act (31 U.S.C. §§3801-3812), HIPAA (as defined below), the Civil Monetary Penalties Law (42 U.S.C. § 1320a-7a and 1320a-7b), the Physician Payment Sunshine Act (42 U.S.C. § 1320a-7h), (c) Medicare (Title XVIII of the Social Security Act), Medicaid (Title XIX of the Social Security Act), the Medicare and Medicaid Program Integrity Provisions (42 U.S.C. §1320a-7k(d)), TRICARE (d) the Patient Protection and Affordable Care Act (P.L. 111-1468), (e) the Health Care and Education Reconciliation Act of 2010 (P.L. 111-152), (f) accreditation standards and requirements for health care and related services, products, clinicians, and facilities issued by all applicable Governmental Authorities, (g) any and all applicable Laws pertaining to pharmaceutical, biological and medical device products, (h) any and all other applicable comparable state and foreign Laws, and (i) all regulations promulgated pursuant to the foregoing, each of (a) through (i) as amended or modified from time to time.

“HIPAA” means the following, as the same may be amended, modified or supplemented from time to time, and any successor statute thereto, and any and all rules or regulations promulgated from time to time thereunder: (i) the Health Insurance Portability and Accountability Act of 1996; (ii) the Health Information Technology for Economic and Clinical Health Act (Title XIII of the American Recovery and Reinvestment Act of 2009); and (iii) applicable state Laws regarding patient privacy and the security, exchange, use or disclosure of health care records or protected health information (as defined by the Health Insurance Portability and Accountability Act of 1996).

“Intellectual Property” means (a) United States, foreign and international patents, patent applications, including all provisionals, nonprovisionals, substitutions, divisionals, continuations, continuations-in-part, reissues, extensions, supplementary protection certificates, reexaminations, term extensions, certificates of invention and the equivalents of any of the foregoing, statutory invention registrations, invention disclosures and inventions (collectively, “Patents”), (b) trademarks, service marks, trade names, domain names, corporate names, brand names, URLs, trade dress, logos and other source identifiers, including registrations and applications for registration thereof, (c) copyrights, including registrations and applications for registration thereof, (d) software, including all source code, object code and related documentation, formulae, customer lists, trade secrets, know-how, confidential information and other proprietary rights and intellectual property, whether patentable or not and (e) all United States and foreign rights arising under or associated with any of the foregoing.

“IRS” means the United States Internal Revenue Service.

“Joint Proxy Statement/Prospectus” means the proxy statement/prospectus relating to the Parent Share Issuance and the Company Stockholder Matters to be submitted to the holders of Parent Common Stock at the Parent Stockholder Meeting and to the holders of Company Common Stock at the Company Stockholder Meeting, as applicable, together with any amendments or supplements thereto.

“Key Employee” means, with respect to the Company or Parent, an executive officer of such Party or any employee of such Party that reports directly to the board of directors of such Party or to the Chief Executive Officer or Chief Accounting Officer of such Party.

“Knowledge” means, with respect to an individual, that such individual is actually aware of the relevant fact or such individual would reasonably be expected to know such fact in the ordinary course of the performance of such individual’s employment responsibilities. Any Person that is an Entity shall have Knowledge if any executive officer or director of such Person as of the date such knowledge is imputed has or should reasonably be expected to have Knowledge of such fact or other matter.

“Law” means any federal, state, national, supra-national, foreign, local or municipal or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authority (including under the authority of Nasdaq or the Financial Industry Regulatory Authority).

“Legal Proceeding” means any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Authority or any arbitrator or arbitration panel.

“Losses” means losses, Taxes, damages, liabilities, judgments, awards, penalties, fines, costs or expenses of whatever kind, including any out-of-pocket costs of investigation and defense of Legal Proceedings, reasonable attorneys’ fees and the out-of-pocket cost of enforcing any right to indemnification hereunder, and the cost of pursuing any insurance providers.

“Merger Sub Board” means the board of directors of Merger Sub.

“Merger Sub Contemplated Transactions” means the Contemplated Transactions to which Merger Sub is a party or which are to be carried out by Merger Sub pursuant to this Agreement.

“Multiemployer Plan” means a “multiemployer plan,” as defined in Section 3(37) of ERISA.

“Multiple Employer Plan” means a “multiple employer plan” within the meaning of Section 413(c) of the Code or Section 3(40) of ERISA.

“Multiple Employer Welfare Arrangement” means a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA.

“Nasdaq” means The Nasdaq Stock Market.

“Order” means any judgment, order, writ, injunction, ruling, decision or decree of (that is binding on a Party), or any plea agreement, corporate integrity agreement, resolution agreement, or deferred prosecution agreement with, or any settlement under the jurisdiction of, any court or Governmental Authority.

“Ordinary Course of Business” means, in the case of each of the Company and Parent, such actions taken in the ordinary course of its normal operations.

“Organizational Documents” means, with respect to any Person (other than an individual), (a) the certificate or articles of association or incorporation or organization or limited partnership or limited liability company, and any joint venture, limited liability company, operating or partnership agreement and other similar documents adopted or filed in connection with the creation, formation or organization of such Person and (b) all bylaws, regulations and similar documents or agreements relating to the organization or governance of such Person, in each case, as amended or supplemented.

“Parent Associate” means any current or former employee, independent contractor, officer or director of Parent or any of its Subsidiaries.

“Parent Audited Balance Sheet” means the audited balance sheet of Parent as of December 31, 2024, included in Parent’s report on Form 10-K for the fiscal year ended December 31, 2024, as filed with the SEC.

“Parent Board” means the board of directors of Parent.

“Parent Capital Stock” means the Parent Common Stock and the Parent Preferred Stock.

“Parent Capitalization Representations” means the representations and warranties of Parent and Merger Sub set forth in Sections 4.6(a), 4.6(b) and 4.6(c).

“Parent Common Stock” means the common stock, $0.001 par value per share, of Parent.

“Parent Contemplated Transactions” means the Contemplated Transactions to which Parent is a party or which are to be carried out by Parent pursuant to this Agreement.

“Parent Contract” means any Contract: (a) to which Parent is a party, (b) by which Parent is or may become bound or under which Parent has, or may become subject to, any obligation or (c) under which Parent has or may acquire any right or interest.

“Parent Employee Plan” means any Employee Plan that Parent or any of its Subsidiaries sponsors, contributes to, or provides benefits under or through such plan, or has any obligation to contribute to or provide benefits under or through such plan, or if such plan provides benefits to or otherwise covers any current or former employee, officer, director or other service provider of Parent or any of its Subsidiaries (or their spouses, dependents, or beneficiaries).

“Parent Equity Awards” means Parent Options or Parent RSUs.

“Parent Fundamental Representations” means the representations and warranties of Parent and Merger Sub set forth in Sections 4.1, 4.3, 4.4 and 4.21.

“Parent Intervening Event” means any material Effect or material change in circumstances with respect to Parent that (a) was not known or reasonably foreseeable to the Parent Board as of the date of this Agreement (or if known to the Parent Board as of the date hereof, the consequences of which were not known or reasonably foreseeable to the Parent Board as of the date of this Agreement) and (b) does not relate to any Acquisition Proposal; provided, that none of the following, either alone or in combination, shall constitute a “Parent Intervening Event”: (i) inquiry with respect to a business combination or acquisition or any business combination or acquisition opportunity, (ii) any events or developments relating to the Company, (iii) any event or development to the extent directly resulting from the announcement or pendency of, or any actions required to be taken by the Company or Parent (or refrained to be taken by the Company or Parent) pursuant to this Agreement or the consummation of the Contemplated Transactions, (iv) any events or developments generally affecting the industries in which Parent operates or in the economy generally or other general business, financial, market or political conditions, including changes in interest rates in the United States or any other country or region in the world and changes in exchange rates for the currencies of any countries and any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market operating in the United States or any other country or region in the world, (v) any Legal Proceedings made or brought by any of the current or former stockholders of the Company or Parent (on their own behalf or on behalf of the Company or Parent) against the Company or Parent, including Legal Proceedings arising out of the Contemplated Transactions, (vi) any Effect resulting from a breach of this Agreement by Parent, (vii) the fact, in and of itself, that Parent exceeds any internal or published projections, estimates or expectations of Parent’s revenue, earnings or other financial or operating metrics for any period ending on or after the date of this Agreement (provided that the exception in this clause (vii) shall not prevent or otherwise affect consideration of any such development or change that causes Parent meeting or exceeding such metrics from being taken into account in determining whether a Parent Intervening Event has occurred), or (viii) any changes after the date of this Agreement in the market price or trading volume of the shares of Parent Common Stock (provided that the exception in this clause (viii) shall not prevent or otherwise affect consideration of any such development or change that causes such change in market price or trading value from being taken into account in determining whether a Parent Intervening Event has occurred).

“Parent IP Rights” means all Intellectual Property owned, licensed or controlled by Parent that is necessary for the operation of the business of Parent as presently conducted.

“Parent IP Rights Agreement” means any instrument or agreement governing, related or pertaining to any Parent IP Rights.

“Parent Material Adverse Effect” means any Effect that, considered together with all other Effects that have occurred prior to the date of determination of the occurrence of the Parent Material Adverse Effect, (1) has or would reasonably be expected to have a material adverse effect on the business, financial condition, assets, liabilities or results of operations of Parent, or (2) would reasonably be expected to prevent the consummation of the Parent Contemplated Transactions by Parent; provided, however, that Effects arising or resulting from the following shall not be taken into account in determining whether there has been a Parent Material Adverse Effect: (a) the announcement of the Agreement or the pendency of the Contemplated Transactions, (b) any change in the stock price or trading volume of Parent Common Stock (it being understood, however, that any Effect causing or contributing to any change in stock price or trading volume of Parent Common Stock may be taken into account in determining whether a Parent Material Adverse Effect has occurred, unless such Effects are otherwise excepted from this definition), (c) the taking of any action, or the failure to take any action, by Parent that is required to comply with the terms of the Agreement, (d) any natural disaster or any act or threat of terrorism or war anywhere in the world, any armed hostilities or terrorist activities anywhere in the world, any threat or escalation or armed hostilities or terrorist activities anywhere in the world or any governmental or other response or reaction to any of the foregoing, (e) any epidemic or pandemic in the United States or any other country or region in the world, or any escalation of the foregoing, (f) any change in GAAP or applicable Law or the interpretation thereof, (g) general economic or political conditions or conditions generally affecting the industries in which Parent operates, (h) changes in financial, banking or securities markets, including changes in interest rates in the United States or any other country or region in the world and changes in exchange rates for the currencies of any countries and any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market operating in the United States or any other country or region in the world or (i) any Legal Proceedings made or brought by any of the current or former stockholders of the Company or Parent (on their own behalf or on behalf of the Company or Parent) against the Company or Parent, including Legal Proceedings arising out of the Contemplated Transactions; except, in each case with respect to clauses (d), (e), (f), (g) and (h), to the extent disproportionately affecting Parent relative to other similarly situated companies in the industries in which Parent operates.

“Parent Options” means options to purchase shares of Parent Common Stock issued by Parent under any Parent Stock Plan.

“Parent Preferred Stock” shall have the meaning set forth in Section 4.6(a).

“Parent Registered IP” means all Parent IP Rights that are owned or exclusively licensed by Parent that are registered, filed or issued under the authority of, with or by any Governmental Authority, including all patents, registered copyrights and registered trademarks and all applications for any of the foregoing.

“Parent RSUs” means Parent’s restricted stock units, with each such unit representing a contingent right to receive one (1) share of Parent Common Stock upon vesting and that was issued pursuant to any Parent Stock Plan.

“Parent Series A Preferred Stock” means Parent’s Series A Preferred Stock, par value $0.001 per share, issuable by Parent pursuant to the Certificate of Designations.

“Parent Special Committee” means the special committee of the Parent Board comprised of independent directors.

“Parent Stockholder Meeting” shall have the meaning set forth in Section 6.3(a).

“Parent Stockholder Support Agreement” shall have the meaning set forth in the recitals.

“Parent Transaction Litigation” means any Legal Proceeding (including any class action or derivative litigation) asserted, threatened in writing or commenced by, on behalf of or in the name of, against or otherwise involving Parent, the Parent Board, the Parent Special Committee any other committee thereof or any of Parent’s directors or officers, in each case to the extent relating directly or indirectly to this Agreement, the Merger or any of the Contemplated Transactions or disclosures of a party relating to the Contemplated Transactions (including any such Legal Proceeding based on allegations that Parent’s entry into this Agreement or the terms and conditions of this Agreement or any of the Contemplated Transactions constituted a breach of the fiduciary duties of any member of the Parent Board, the Parent Special Committee or any officer of Parent).

“Parent Triggering Event” shall be deemed to have occurred: (a) upon any Parent Board Adverse Recommendation Change or if the Parent Board has approved, endorsed or recommended any Acquisition Proposal, (b) if Parent shall have entered into any Contract relating to or that could reasonably be expected to lead to any Acquisition Proposal (other than an Acceptable

Confidentiality Agreement permitted pursuant to Section 5.4) or requiring Parent (or that would require or could reasonably be expected to require Parent) to abandon, terminate, or fail to consummate the Parent Share Issuance or any other Parent Contemplated Transaction or that would otherwise materially impede, interfere with or be inconsistent with, the Parent Contemplated Transactions or (c) upon a Willful and Material Breach of Parent’s obligations set forth in Section 5.4.

“Party” or “Parties” means the Company, Merger Sub and Parent.

“PEO” shall have the meaning set forth in Section 6.6(b).

“Permitted Encumbrance” means (a) any liens for current Taxes not yet due and payable or for Taxes that are being contested in good faith and for which adequate reserves have been made on the Company Audited Balance Sheet or the Parent Audited Balance Sheet, as applicable, in accordance with GAAP (b) minor liens that have arisen in the Ordinary Course of Business and that do not (in any case or in the aggregate) materially detract from the value of the assets subject thereto or materially impair the operations of the Company or any of its Subsidiaries or Parent, as applicable, (c) statutory liens to secure obligations to landlords, lessors or renters under leases or rental agreements, (d) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance or similar programs mandated by Law and (e) statutory liens in favor of carriers, warehousemen, mechanics and materialmen, to secure claims for labor, materials or supplies.

“Person” means any individual, Entity or Governmental Authority.

“Personal Data” means any data or information in any medium that, alone or in combination with other information, is capable of identifying an individual or household or can be used to contact an individual, or serve advertisements to an individual, including, but not limited to, a natural person’s first and last name, home or other physical address, telephone number, e-mail address, user name, employee ID number, digital signature, date of birth, photograph, social security number, driver’s license number, passport number or other government-issued identification number, biometric information, medical information, credit card or other financial information, or customer or account number, Internet Protocol address, cookie information, or other unique identifiers that constitute personal information or personal data under applicable Privacy Laws.

“Privacy Laws” means (a) all Laws relating to the privacy, protection, security, breach notification, data localization, advertising, marketing, communications, recording, wiretapping, biometrics, and telemarketing of Personal Data; (b) the Company’s Privacy Policies and public statements; (c) industry standards (including the Payment Card Industry Data Security Standard (PCI-DSS)); (d) Contracts pertaining to the collection, access, storage, use and/or disclosure of Personal Data and security requirements; and (e) all regulatory and self-regulatory guidelines and published interpretations by Governmental Authorities.

“Privacy Policies” means any and all (a) internal or external past or present (as applicable) data protection, data usage, data privacy and security policies of Parent or Company, as applicable, (b) public statements, representations, obligations, promises and commitments of Parent or Company, as applicable, relating to privacy, security or the processing of personal information, and (c) policies and obligations applicable to and binding on Parent or Company, as applicable, as a result of any certification relating to privacy, security or the processing of personal information.

“Representatives” means directors, officers, employees, agents, attorneys, accountants, investment bankers, advisors and representatives.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933.

An Entity shall be deemed to be a “Subsidiary” of a Person if such Person directly or indirectly owns or purports to own, beneficially or of record, (a) an amount of voting Equity Securities or other interests in such Entity that is sufficient to enable such Person to elect at least a majority of the members of such Entity’s board of directors or other governing body or (b) at least fifty percent (50%) of the outstanding equity, voting, beneficial or financial interests in such Entity.

“Subsequent Transaction” means any Acquisition Transaction (with all references to fifteen percent (15%) in the definition of Acquisition Transaction being treated as references to thirty-five percent (35%) for these purposes).

“Superior Offer” means an unsolicited bona fide written Acquisition Proposal (with all references to fifteen percent (15%) in the definition of Acquisition Transaction being treated as references to fifty percent (50%) for these purposes) that: (a) was not obtained or made as a direct or indirect result of a breach of (or in violation of) the Agreement, (b) the Parent Board or the Company Board, as applicable, determines in good faith, based on such matters that it deems relevant (including the likelihood of consummation thereof and the financing terms thereof), as well as any written offer by the other Party to the Agreement to amend the terms of the Agreement, and following consultation with its outside legal counsel and financial advisors, if any, (x) would reasonably be expected to be consummated in accordance with its terms and (y) is on terms and conditions that are more favorable, from a financial point of view, to Parent’s stockholders or the Company’s stockholders, as applicable, than the terms of the Contemplated Transactions and (c) is not subject to any financing conditions (and if financing is required, such financing is then fully committed to the third party).

“Tax” means any U.S. federal, state or local, non-U.S. or other tax, including any income tax, franchise tax, capital gains tax, gross receipts tax, value-added tax, surtax, estimated tax, unemployment tax, national health insurance tax, excise tax, ad valorem tax, transfer tax, stamp tax, sales tax, use tax, property tax, business tax, withholding tax, payroll tax, customs duty, alternative or add-on minimum or other tax of any kind whatsoever, and including any fine, penalty, addition to tax or interest imposed by a Governmental Authority with respect thereto, whether disputed or not.

“Tax Return” means any return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document or information, and any amendment or supplement to any of the foregoing, filed or required to be filed with any Governmental Authority in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Law relating to any Tax.

“Termination Fee” means a Company Termination Fee or a Parent Termination Fee, as applicable.

“Transaction Litigation” means, a Company Transaction Litigation or a Parent Transaction Litigation, as applicable.

“Treasury Regulations” means the United States Treasury regulations promulgated under the Code.

“WARN Act” means the Worker Adjustment and Retraining Notification Act of 1998, and similar state, local and foreign Laws related to plant closings, relocations, mass layoffs and employment losses.

“Willful and Material Breach” means (a) with respect to any material breach of a representation and warranty, that the breaching Party had Knowledge of such breach as of the date of this Agreement and (b) with respect to any material breach of a covenant or other agreement, that the breaching Party took or failed to take action with Knowledge that the action so taken or omitted to be taken constituted a material breach of such covenant or agreement.

1.2 Mutual Drafting; Other Definitional and Interpretative Provisions. Each Party has participated in the drafting of this Agreement, which each Party acknowledges is the result of extensive negotiations between the Parties. If an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision. The words “hereof,” “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Sections, Exhibits and Schedules are to Sections, Exhibits and Schedules of this Agreement unless otherwise specified. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein shall have the meaning as defined in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular, the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include the masculine and feminine genders. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation,” whether or not they are in fact followed by those words or words of like import. The word “or” is not exclusive. “Writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any agreement or Contract are to that agreement or Contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof. References to any Person include the successors and permitted assigns of that Person. References to any statute are to that statute and to the rules and regulations promulgated thereunder, in each case as amended, modified, re-enacted thereof, substituted, from time to time. References to “$” and “dollars” are to the currency of the United States. All accounting terms used herein will be interpreted, and all accounting determinations hereunder will be made, in accordance with GAAP unless otherwise expressly specified. References from or through any date shall mean, unless otherwise specified, from and including or through and including, respectively. All references to “days” shall be to calendar days unless otherwise indicated as a “Business Day.” Except as otherwise specifically indicated, for purposes of measuring the beginning and ending of time periods in this Agreement (including for purposes of “Business Day” and for hours in a day or Business Day), the time at which a thing, occurrence or event shall begin or end shall be deemed to occur in the Eastern time zone of the United States. The Parties agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting Party shall not be applied in the construction or interpretation of this Agreement. The Parties agree that the Company Disclosure Schedule or Parent Disclosure Schedule shall be arranged in sections and subsections corresponding to the numbered and lettered sections and subsections contained in Section 3 or Section 4, respectively. The disclosures in any section or subsection of the Company Disclosure Schedule or the Parent Disclosure Schedule shall qualify other sections and subsections in Section 3 or Section 4, respectively, to the extent it is readily apparent from a reading of the disclosure that such disclosure is applicable to such other sections and subsections. The words “delivered” or “made available” mean, with respect to any documentation, that prior to 5:00 p.m. on the date that is the calendar day prior to the date of this Agreement, (a) a copy of such material has been posted to and made available by a Party to the other Party and its Representatives in the electronic data room maintained by such disclosing Party for the purposes of the Contemplated Transactions or (b) a copy of such material was delivered by or on behalf of a Party of its Representatives to the other Party or its Representatives via electronic mail or in hard copy form.

Section 2 Description of Transaction

2.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Sub shall be merged with and into the Company, and the separate existence of Merger Sub shall cease. The Company will continue as the surviving corporation in the Merger (the “Surviving Corporation”). References herein to “Company” with respect to the period from and after the Effective Time shall be deemed to be references to the “Surviving Corporation.”

2.2 Effects of the Merger. The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the DGCL. As a result of the Merger, the Company will become a direct wholly owned subsidiary of Parent. From and after the Effective Time, the Surviving Corporation shall possess all the property, rights, powers, privileges, immunities and franchises and be subject to all of the obligations, Liabilities and duties of Company and Merger Sub, all as provided under the DGCL.

2.3 Closing; Effective Time. Unless this Agreement is earlier terminated pursuant to the provisions of Section 10.1, and subject to the satisfaction or waiver of the conditions set forth in Sections 7, 8 and 9, the consummation of the Merger (the “Closing”) shall take place remotely, as promptly as practicable (but in no event later than the second Business Day following the satisfaction or, to the extent permitted hereunder, waiver of the last to be satisfied or waived of the conditions set forth in Sections 7, 8 and 9, other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted hereunder, waiver of each of such conditions), or at such other time, date and place as Parent and the Company may mutually agree in writing. The date on which the Closing actually takes place is referred to as the “Closing Date.” At the Closing, the Parties shall cause the Merger to be consummated by executing and filing with the Secretary of State of the State of Delaware a certificate of merger with respect to the Merger, satisfying the applicable requirements of the DGCL and in form and substance as agreed to by the Parties (the “Certificate of Merger”). The Merger shall become effective at the time of the filing of such Certificate of Merger with the Secretary of State of the State of Delaware or at such later time as may be specified in such Certificate of Merger with the consent of Parent and the Company (the time as of which the Merger becomes effective being referred to as the “Effective Time”).

2.4 Certificate of Incorporation and Bylaws. At the Effective Time, by virtue of the Merger and without any further action on the part of Parent, the Company, Merger Sub or any other Person:

(a) the certificate of incorporation of the Surviving Corporation shall be amended and restated to read in its entirety as set forth on Exhibit A to the Certificate of Merger, and as so amended and restated shall be the certificate of incorporation of the Surviving Corporation until thereafter amended as provided by the DGCL and such certificate of incorporation; and

(b) the bylaws of the Surviving Corporation shall be identical to the bylaws of Merger Sub as in effect immediately prior to the Effective Time, until thereafter amended as provided by the DGCL and such bylaws.

2.5 Directors and Officers.

(a) The Parties shall take all necessary action so that immediately after the Effective Time, (i) the size of the Parent Board shall be increased to seven (7) directors, and (ii) three (3) existing Company directors as designated by the Company (subject to the prior written consent of Parent) (the “Company Directors”) shall be appointed to fill the vacancies on the Parent Board created thereby. If any Company Director is unable or unwilling to serve as a director of Parent, as set forth therein, the Company shall designate an alternative, subject to the prior written consent of Parent. The existing officers of Parent shall continue in their respective offices from and after the Effective Time and shall hold office in accordance with the certificate of incorporation and bylaws of Parent until their respective successors shall have been duly elected, designated or qualified, or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of Parent.

(b) The Parties shall take all necessary action so that immediately after the Effective Time, (a) the directors of Merger Sub as of immediately prior to the Effective Time shall become the only directors of the Surviving Corporation and (b) the officers of the Company as of immediately prior to the Effective Time shall become the initial officers of the Surviving Corporation and shall hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their respective successors shall have been duly elected, designated or qualified, or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

2.6 Conversion of Shares.

(a) At the Effective Time, by virtue of the Merger and without any further action on the part of Parent, the Company, Merger Sub or any other Person:

(i) any shares of Company Capital Stock held as treasury stock or held directly by Parent or Merger Sub (or any direct or indirect wholly owned Subsidiaries of the Company, Parent or Merger Sub) immediately prior to the Effective Time shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor;

(ii) subject to Section 2.6(c), each share of Company Common Stock outstanding immediately prior to the Effective Time (excluding shares to be canceled pursuant to Section 2.6(a)(i)) shall be converted solely into the right to receive a number of shares of Parent Common Stock equal to the number of shares issuable pursuant to the Exchange Ratio, rounded down to the nearest whole share as contemplated by Section 2.6(c) (together with the Fractional Share Cash to be paid in lieu of fractional shares pursuant to Section 2.6(d), the “Merger Consideration”); and

(iii) subject to Section 2.6(c), each share of Company Preferred Stock outstanding immediately prior to the Effective Time (excluding shares to be canceled pursuant to Section 2.6(a)(i)) shall be converted solely into the right to receive one (1) share of Parent Series A Preferred Stock (the “Preferred Merger Consideration”).

(b) If any shares of Company Common Stock outstanding immediately prior to the Effective Time are unvested or are subject to a repurchase option or a risk of forfeiture under any applicable restricted stock purchase agreement or other similar agreement with the Company, then shares of Parent Common Stock will be issued in exchange for such shares of Company Capital Stock in accordance with Section 2.6(a)(ii), and will to the same extent be unvested and subject to the same repurchase option or risk of forfeiture, and such shares of Parent Common Stock shall accordingly be marked with appropriate legends. The Company shall take all actions that may be necessary to ensure that, from and after the Effective Time, Parent is entitled to exercise any such repurchase option or other right set forth in any such restricted stock purchase agreement or other agreement.

(c) No fractional shares of Parent Capital Stock shall be issued in connection with the Merger, and no certificates or scrip for any such fractional shares shall be issued. In lieu thereof each holder of Company Common Stock otherwise entitled to a fractional share of Parent Common Stock will be entitled to receive, from the Exchange Agent in accordance with the provisions of this Section 2.6, a cash payment in lieu of such fractional share of Parent Common Stock representing such holder’s proportionate interest, if any, in the proceeds from the sale by the Exchange Agent (reduced by any fees of the Exchange Agent attributable to such sale) in one or more transactions of shares of Parent Common Stock equal to the excess of (A) the aggregate number of shares of Parent Common Stock to be delivered to the Exchange Agent by Parent pursuant to Section 2.8(a) over (B) the aggregate number of whole shares of Parent Common Stock to be distributed to the holders of shares of Company Common Stock pursuant to Section 2.8(b) (such excess, the “Excess Shares”).

(d) As soon as practicable after the Effective Time, the Exchange Agent, as agent for the holders of Company Common Stock that would otherwise receive fractional shares of Parent Common Stock, shall sell the Excess Shares at then prevailing prices on the Nasdaq Stock Market in the manner provided herein, and such sale shall be executed in round lots to the extent practicable. Until the proceeds of such sale or sales have been distributed to the holders of Company Common Stock, the Exchange Agent shall hold such proceeds in trust for the holders of Company Common Stock that would otherwise receive fractional shares of Parent Common Stock (the “Fractional Share Trust”). The Exchange Agent shall determine the portion of the Fractional Share Trust to which each holder of Company Common Stock shall be entitled, if any (the “Fractional Share Cash”), by multiplying the amount of the aggregate proceeds comprising the Fractional Share Trust by a fraction, the numerator of which is the amount of the fractional share interest to which such holder of Company Common Stock would otherwise be entitled and the denominator of which is the aggregate amount of fractional share interests to which all holders of Company Common Stock would otherwise be entitled.

(e) The Company and Parent acknowledge that payment of the cash consideration in lieu of issuing fractional shares of Parent Capital Stock was not separately bargained-for consideration but merely represents a mechanical rounding off for purposes of avoiding the expense and inconvenience to Parent that would otherwise be caused by the issuance of fractional shares of Parent Capital Stock.

(f) All Company Equity Awards outstanding immediately prior to the Effective Time under the Company Plan shall be treated in accordance with Section 6.5.

(g) Each share of common stock, $0.0001 par value per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock, $0.0001 par value per share, of the Surviving Corporation. Each stock certificate of Merger Sub evidencing ownership of any such shares shall, as of the Effective Time, evidence ownership of such shares of common stock of the Surviving Corporation.

(h) If, between the date of this Agreement and the Effective Time, the outstanding shares of Company Capital Stock or Parent Capital Stock shall have been changed into, or exchanged for, a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares or other like change, the Exchange Ratio shall, to the extent necessary, be equitably adjusted to reflect such change to the extent necessary to provide the holders of Company Capital Stock, Company Equity Awards and Parent Common Stock with the same economic effect as contemplated by this Agreement prior to such stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares or other like change; provided, however, that nothing herein will be construed to permit the Company or Parent to take any action with respect to Company Capital Stock or Parent Common Stock, respectively, that is prohibited or not expressly permitted by the terms of this Agreement.

2.7 Closing of the Company’s Transfer Books. At the Effective Time: (a) all shares of Company Capital Stock outstanding immediately prior to the Effective Time shall be treated in accordance with Section 2.6(a), and all holders of certificates representing shares of Company Capital Stock that were outstanding immediately prior to the Effective Time shall cease to have any rights as stockholders of the Company and (b) the stock transfer books of the Company shall be closed with respect to all shares of Company Capital Stock outstanding immediately prior to the Effective Time. No further transfer of any such shares of Company Capital Stock shall be made on such stock transfer books after the Effective Time. If, after the Effective Time, a valid certificate previously representing any shares of Company Capital Stock outstanding immediately prior to the Effective Time (a “Company Stock Certificate”) is presented to the Exchange Agent or to the Surviving Corporation, such Company Stock Certificate shall be canceled and shall be exchanged as provided in Sections 2.6 and 2.8, in each case, to any applicable abandoned property, escheat or similar Laws.

2.8 Surrender of Certificates.

(a) On or prior to the Closing Date, Parent shall select a reputable bank, transfer agent or trust company, reasonably acceptable to the Company, to act as exchange agent in the Merger (the “Exchange Agent”); provided that Parent’s transfer agent shall be deemed acceptable to act as Exchange Agent. At the Effective Time, Parent shall deposit with the Exchange Agent evidence of book-entry shares representing the shares of Parent Capital Stock issuable pursuant to Section 2.6(a) in exchange for shares of Company Capital Stock.

(b) Promptly after the Effective Time, the Parties shall cause the Exchange Agent to mail to the Persons who were record holders of shares of Company Capital Stock that were converted into the right to receive the Merger Consideration or Preferred Merger Consideration, as applicable: (i) a letter of transmittal, if requested by the Exchange Agent, in customary form and containing such provisions as Parent may reasonably specify (including a provision confirming that delivery of Company Stock Certificates shall be effected, and risk of loss and title to Company Stock Certificates shall pass, only upon delivery of such Company Stock Certificates to the Exchange Agent) and (ii) instructions for effecting the surrender of Company Stock Certificates in exchange for book-entry shares of Parent Capital Stock and, if applicable, Fractional Share Cash. Upon surrender (including electronic surrender) of a Company Stock Certificate to the Exchange Agent for exchange, together with a duly executed letter of transmittal and such other documents as may be reasonably required by the Exchange Agent or Parent: (A) the holder of such Company Stock Certificate shall be entitled to receive in exchange therefor book-entry shares representing the Merger Consideration or Preferred Merger Consideration, as applicable (in a number of whole shares of Parent Capital Stock) and, if applicable, Fractional Share Cash, in each case that such holder has the right to receive pursuant to the provisions of Section 2.6(a) and (B) the Company Stock Certificate so surrendered shall be canceled. Until surrendered as contemplated by this Section 2.8(b), each Company Stock Certificate shall be deemed, from and after the Effective Time, to represent only the right to receive book-entry shares of Parent Common Stock representing the Merger Consideration or book-entry shares of Parent Series A Preferred Stock representing the Preferred Merger Consideration, as applicable and, if applicable, Fractional Share Cash. If any Company Stock Certificate shall have been lost, stolen or destroyed, Parent may, in its discretion and as a condition precedent to the delivery of any shares of Parent Common Stock, require the owner of such lost, stolen or destroyed Company Stock Certificate to provide an applicable affidavit with respect to such Company Stock Certificate and posts a bond indemnifying Parent against any claim suffered by Parent related to the lost, stolen or destroyed Company Stock Certificate or any Parent Capital Stock issued in exchange therefor as Parent may reasonably request.

(c) No dividends or other distributions declared or made with respect to Parent Capital Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Company Stock Certificate with respect to the shares of Parent Capital Stock that such holder has the right to receive in the Merger until such holder surrenders such Company Stock Certificate or provides an affidavit of loss or destruction in lieu thereof and posts a bond for the benefit of Parent, in each case in accordance with this Section 2.8 (at which time such holder shall be entitled, subject to the effect of applicable abandoned property, escheat or similar Laws, to receive all such dividends and distributions, without interest).

(d) Any shares of Parent Capital Stock deposited with the Exchange Agent that remain undistributed to holders of Company Stock Certificates as of the date that is one hundred and eighty (180) days after the Closing Date shall be delivered to Parent upon demand, and any holders of Company Stock Certificates who have not theretofore surrendered their Company Stock Certificates in accordance with this Section 2.8 shall thereafter look only to Parent for satisfaction of their claims for Parent Capital Stock, any Fractional Share Cash to which such holder may be entitled, and any dividends or distributions with respect to shares of Parent Capital Stock, as applicable.

(e) Each of the Exchange Agent, Parent and the Surviving Corporation (and, in each case, any Affiliate thereof) shall be entitled to deduct and withhold from any consideration deliverable pursuant to this Agreement such amounts as are required to be deducted or withheld from such consideration under the Code or under any other applicable Law. The applicable payor shall provide commercially reasonable notice to any holder of Company Capital Stock upon becoming aware of any such withholding obligation attributable to any consideration payable in respect of Company Capital Stock, including a reasonably detailed explanation for such withholding obligation, and the Parties shall cooperate with each other to the extent reasonable to obtain reduction of or relief from such withholding. To the extent such amounts are so deducted or withheld, and remitted to the appropriate Tax authority, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

(f) No Party shall be liable to any holder of any Company Stock Certificate or to any other Person with respect to any shares of Parent Common Stock (or dividends or distributions with respect thereto) or for any cash amounts delivered to any public official pursuant to any applicable abandoned property Law, escheat Law or similar Law.

2.9 Further Action. If, at any time after the Effective Time, any further action is determined by the Surviving Corporation to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full right, title and possession of and to all rights and property of the Company, then the officers and directors of the Surviving Corporation shall be fully authorized, and shall use their and its commercially reasonable efforts (in the name of the Company, in the name of Merger Sub, in the name of the Surviving Corporation and otherwise) to take such action.

2.10 Tax Consequences. For United States federal (and applicable state and local) income Tax purposes, the Merger is intended to constitute a reorganization within the meaning of Section 368(a) of the Code. The Parties (i) adopt this Agreement as a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3, (ii) agree to file and retain such information with respect to the Merger as shall be required under Treasury Regulations Section 1.368-3, and (iii) agree to file all Tax Returns with respect to the Merger on a basis consistent with, and take no position (whether in audits, Tax Returns or otherwise) inconsistent with, such intended treatment unless otherwise required by a “determination” within the meaning of Section 1313(a) of the Code.

Section 3 Representations and Warranties of the Company.

Except (i) as set forth in the written disclosure schedule delivered by the Company to Parent (the “Company Disclosure Schedule”) or (ii) as disclosed in the Company SEC Documents filed with the SEC on or before the day that is one (1) Business Day prior to the date hereof and publicly available on the SEC’s Electronic Data Gathering Analysis and Retrieval system (but (A) without giving effect to any amendment thereof filed with, or furnished to the SEC on or after the day that is one (1) Business Day prior to the date hereof and (B) excluding any disclosures contained under the heading “Risk Factors” and any disclosure of risks included in any “forward-looking statements” disclaimer or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature), it being understood that any matter disclosed in the Company SEC Documents shall not be deemed disclosed for purposes of Sections 3.1, 3.2, 3.3, 3.5 (except to the extent a Company Material Contract was filed as an exhibit to any of the Company SEC Documents), and 3.6, the Company represents and warrants to Parent and Merger Sub as follows:

3.1 Due Organization; Subsidiaries.

(a) Each of the Company and its Subsidiaries is a corporation or other legal entity duly incorporated or otherwise organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization and has all necessary power and authority: (i) to conduct its business in the manner in which its business is currently being conducted, (ii) to own or lease and use its property and assets in the manner in which its property and assets are currently owned or leased and used and (iii) to perform its obligations under all Contracts by which it is bound.

(b) Each of the Company and its Subsidiaries is duly licensed and qualified to do business, and is in good standing (to the extent applicable in such jurisdiction), under the Laws of all jurisdictions where the nature of its business requires such licensing or qualification other than in jurisdictions where the failure to be so qualified individually or in the aggregate would not be reasonably expected to have a Company Material Adverse Effect.

(c) The Company has no Subsidiaries, except for the Entities identified in Section 3.1(c)(i) of the Company Disclosure Schedule; and neither the Company nor any of the Entities identified in Section 3.1(c)(i) of the Company Disclosure Schedule owns any Equity Securities of, or any equity, ownership or profit-sharing interest of any nature in, or controls directly or indirectly, any other Entity other than the Entities identified in Section 3.1(c)(ii) of the Company Disclosure Schedule. Neither the Company nor any of its Subsidiaries is or has otherwise been, directly or indirectly, a party to, member of or participant in any partnership, joint venture or similar business entity. Neither the Company nor any of its Subsidiaries has agreed or is obligated to make, or is bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Entity. Neither the Company nor any of its Subsidiaries has, at any time, been a general partner of, or has otherwise been liable for any of the debts or other obligations of, any general partnership, limited partnership or other Entity.

3.2 Organizational Documents. The Company has delivered to Parent accurate and complete copies of the Organizational Documents of the Company and each of its Subsidiaries. Neither the Company nor any of its Subsidiaries is in breach or violation of its Organizational Documents in any material respect.

3.3 Authority; Binding Nature of Agreement. The Company and each of its Subsidiaries have all necessary corporate power and authority to enter into and to perform its obligations under this Agreement and to consummate the Company Contemplated Transactions. The Company Board has (i) determined that the Company Contemplated Transactions are fair to, advisable and in the best interests of the Company and its stockholders, (ii) approved and declared advisable this Agreement and the Company Contemplated Transactions and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of the Company vote to adopt this Agreement and thereby approve the Merger. This Agreement has been duly executed and delivered by the Company and assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the Enforceability Exceptions. Prior to the execution of the Company Stockholder Support Agreements, the Company Board approved the Company Stockholder Support Agreements and the transactions contemplated thereby.

3.4 Vote Required. The affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock present in person or represented by proxy and entitled to vote at the Company Stockholder Meeting (collectively, the “Required Company Stockholder Vote”), is the only vote of the holders of any class or series of Company Capital Stock or any other Equity Securities of the Company necessary to adopt and approve this Agreement and approve the Merger.

3.5 Non-Contravention; Consents.

(a) Subject to obtaining the Required Company Stockholder Vote and the filing of the Certificate of Merger required by the DGCL, neither (x) the execution, delivery or performance of this Agreement by the Company, nor (y) the consummation of the Contemplated Transactions, will directly or indirectly (with or without notice or lapse of time):

(i) contravene, conflict with or result in a violation of any of the provisions of the Company’s Organizational Documents;

(ii) contravene, conflict with or result in a material violation of, or give any Governmental Authority or other Person the right to challenge the Contemplated Transactions or to exercise any remedy or obtain any relief under, any Law or any Order to which the Company or its Subsidiaries, or any of the assets owned or used by the Company or its Subsidiaries, is subject;

(iii) contravene, conflict with or result in a material violation of any of the terms or requirements of, or give any Governmental Authority the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by the Company or its Subsidiaries;

(iv) contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any Company Material Contract, or give any Person the right to: (A) declare a default or exercise any remedy under any Company Material Contract, (B) any material payment, rebate, chargeback, penalty or change in delivery schedule under any Company Material Contract, (C) accelerate the maturity or performance of any Company Material Contract or (D) cancel, terminate or modify any term of any Company Material Contract, except in the case of any non-material breach, default, penalty or modification; or

(v) result in the imposition or creation of any Encumbrance upon or with respect to any asset owned or used by the Company or its Subsidiaries (except for Permitted Encumbrances).

(b) Except for (i) any Consent set forth on Section 3.5 of the Company Disclosure Schedule, (ii) the Required Company Stockholder Vote, (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL, and (iv) such consents, waivers, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal and state securities laws, neither the Company nor any of its Subsidiaries was, is, or will be required to make any filing with or give any notice to, or to obtain any Consent from, any Person in connection with (x) the execution, delivery or performance of this Agreement or (y) the consummation of the Contemplated Transactions.

(c) The Company Board has taken and will take all actions necessary to ensure that the restrictions applicable to business combinations contained in Section 203 of the DGCL are, and will be, inapplicable to the execution, delivery and performance of this Agreement and the Company Stockholder Support Agreements and to the consummation of the Contemplated Transactions. No other state takeover statute or similar Law applies or purports to apply to the Merger, this Agreement, the Company Stockholder Support Agreements or any of the Contemplated Transactions.

3.6 Capitalization.

(a) The authorized Company Capital Stock as of the date of this Agreement consists of (i) 50,000,000 shares of Company Common Stock, par value $0.0001 per share, all of which are entitled to vote and of which 3,209,340 shares have been issued and are outstanding as of the date of this Agreement and (ii) 10,000,000 shares of Series A Cumulative Perpetual Preferred Stock, par value $0.0001 per share (the “Company Preferred Stock”), of which 2,690,637 shares have been issued and are outstanding as of the date of this Agreement. The Company does not hold any shares of its capital stock in its treasury.

(b) All of the outstanding shares of Company Common Stock and Company Preferred Stock and all outstanding Equity Securities of the Company and its Subsidiaries are set forth in Section 3.6(a), all outstanding Equity Securities of the Company’s Subsidiaries are owned, beneficially and of record, by the Company, and all outstanding Equity Securities of the Company and its Subsidiaries have been duly authorized and validly issued, and are fully paid and nonassessable and are free of any Encumbrances. None of the outstanding shares of Company Common Stock or Company Preferred Stock is entitled or subject to any preemptive right, right of participation, right of maintenance or any similar right and none of the outstanding shares of Company Common Stock or Company Preferred Stock is subject to any right of first refusal in favor of the Company. Except as contemplated herein, there is no Company Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any shares of Company Common Stock or Company Preferred Stock. The Company is not under any obligation, nor is it bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of Company Common Stock or other Equity Securities. Section 3.6(b) of the Company Disclosure Schedule accurately and completely lists all repurchase rights held by the Company with respect to shares of Company Common Stock (including shares issued pursuant to the exercise of stock options) and specifies which of those repurchase rights are currently exercisable. With respect to any Equity Securities in the Company subject to a “substantial risk of forfeiture” (within the meaning of Code Section 83 and the Treasury Regulations promulgated thereunder), the applicable holder thereof made a valid Code Section 83(b) election.

(c) Except for the Company’s 2022 Inducement Stock Incentive Plan, as amended, the Company’s 2018 Incentive Plan, as amended, and the Company’s 2014 Equity Incentive Award Plan, as amended (each a “Company Plan” and together, the “Company Plans”), the Company does not have any stock option plan or any other plan, program, agreement or arrangement providing for any equity-based compensation for any Person. As of the date of this Agreement, the Company has reserved 390,000 shares in the aggregate of Company Common Stock and 150,000 shares in the aggregate of Company Preferred Stock for issuance under the Company Plans, of which 182,229 shares of Company Common Stock and 0 shares of Company Preferred Stock have been issued and are currently outstanding, 0 shares have been reserved for issuance upon exercise of Company Options, 150,167 shares of Company Common Stock and 2,340 shares of Company Preferred Stock have been reserved for issuance upon maturity of Company RSUs granted under the Company Plans, and 57,604 shares of Company Common Stock and 147,660 shares of Company Preferred Stock remain available for future issuance pursuant to the Company Plans. As of the date of this Agreement, 2,185,000 shares of Company Common Stock were issuable pursuant to the Company Warrants, and the Company Warrants are the only warrants of the Company or any of its Subsidiaries. Section 3.6(c)(i) of the Company Disclosure Schedule sets forth the following information with respect to each Company Equity Award outstanding as of the date of this Agreement: (i) the name of the awardee, (ii) whether the Company Equity Award is a Company Option or Company RSU, (iii) the number of shares of Company Common Stock subject to such Company Equity Award at the time of grant, (iv) the number of shares of Company Common Stock subject to such Company Equity Award as of the date of this Agreement, (v) the exercise price of each such Company Option, (vi) the date on which such

Company Equity Award was granted, (vii) the applicable vesting schedule or performance criteria, including any acceleration provisions, (viii) the number of vested and unvested shares of Company Common Stock as of the date of this Agreement, (ix) the date on which such Company Equity Award expires, and (x) if applicable whether each such Company Option is intended to be an “incentive stock option” (as defined in the Code) or a non-qualified stock option. The Company has made available to Hudson an accurate and complete copy of the Company Plans and forms of all stock option and restricted stock unit agreements approved for use thereunder. Except as set forth on Section 3.6(c)(ii) of the Company Disclosure Schedule, (A) no vesting of Company Equity Awards will accelerate in connection with the closing of the Contemplated Transactions and (B) the terms of the Company Plans permit the treatment of Company Equity Awards as provided therein without the consent or approval of any holder of Company Equity Awards or any other Person other than the Company Board.

(d) Except for the outstanding Company Equity Awards or as set forth in Section 3.6(d) of the Company Disclosure Schedule, there is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares of the capital stock or other Equity Securities of the Company or any of its Subsidiaries, (ii) outstanding Equity Security, instrument or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other Equity Securities of the Company or any of its Subsidiaries, (iii) stockholder rights plan (or similar plan commonly referred to as a “poison pill”) or Contract under which the Company or any of its Subsidiaries is or may become obligated to sell or otherwise issue any shares of its capital stock or any other Equity Securities or (iv) condition or circumstance that may give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares of capital stock or other Equity Securities of the Company or any of its Subsidiaries. There are no outstanding or authorized stock appreciation, phantom stock, profit participation or other similar rights with respect to the Company or any of its Subsidiaries.

(e) All outstanding shares of Company Common Stock, Company Preferred Stock, Company Equity Awards and other Equity Securities of the Company have been issued and granted in material compliance with (i) all applicable securities laws and other applicable Law and (ii) all requirements set forth in applicable Contracts and if applicable Company Plans.

(f) With respect to Company Equity Awards granted pursuant to the Company Plans, (i) each grant of a Company Equity Award was duly authorized no later than the date on which the grant of such Company Equity Award was by its terms to be effective (the “Grant Date”) by all necessary corporate action, including, as applicable, approval by the Company Board (or a duly constituted and authorized committee thereof) and any required stockholder approval by the necessary number of votes or written consents, and the award agreement governing such grant (if any) was duly executed and delivered by each party thereto, (ii) each Company Equity Award grant was made in all material respects in accordance with the terms of the Company Plans, Section 409A of the Code, and all other applicable Law, and (iii) the per share exercise price of each Company Option was not less than the fair market value of a share of Company Common Stock on the applicable Grant Date determined in a manner consistent with Section 409A of the Code.

3.7 SEC Filings; Financial Statements.

(a) The Company has filed or furnished, as applicable, on a timely basis all forms, statements, certifications, reports, schedules, exhibits and other documents required to be filed or furnished by it with the SEC under the Exchange Act or the Securities Act since January 1, 2023 (the “Company SEC Documents”). As of the time it was filed with the SEC (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), each of the Company SEC Documents complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act (as the case may be) and, to the Company’s Knowledge, as of the time they were filed, none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The certifications and statements required by (i) Rule 13a-14 under the Exchange Act and (ii) 18 U.S.C. §1350 (Section 906 of the Sarbanes-Oxley Act) relating to the Company SEC Documents (collectively, the “Company Certifications”) are accurate and complete and comply as to form and content with all applicable Laws. As used in this Section 3.7, the term “file” and variations thereof shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC.

(b) The financial statements (including any related notes) contained or incorporated by reference in the Company SEC Documents: (i) complied as to form in all material respects with the Securities Act and the Exchange Act, as applicable, and the published rules and regulations of the SEC applicable thereto, (ii) were prepared in accordance with GAAP (except as may be indicated in the notes to such financial statements or, in the case of unaudited financial statements, as permitted by Form 10-Q of the SEC, and except that the unaudited financial statements may not contain footnotes and are subject to normal and recurring year-end adjustments that are not reasonably expected to be material in amount) applied on a consistent basis unless otherwise noted therein throughout the periods indicated and (iii) fairly present, in all material respects, the financial position of the Company as of the respective dates thereof and the results of operations and cash flows of the Company for the periods covered thereby. Other than as expressly disclosed in the Company SEC Documents filed prior to the date hereof, there has been no material change in the Company’s accounting methods or principles that would be required to be disclosed in the Company’s financial statements in accordance with GAAP. The books of account and other financial records of the Company and each of its Subsidiaries are true and complete in all material respects.

(c) The Company’s auditor has at all times since the date of enactment of the Sarbanes-Oxley Act been: (i) a registered public accounting firm (as defined in Section 2(a)(12) of the Sarbanes-Oxley Act), (ii) to the Knowledge of the Company, “independent” with respect to the Company within the meaning of Regulation S-X under the Exchange Act and (iii) to the Knowledge of the Company, in compliance with subsections (g) through (l) of Section 10A of the Exchange Act and the rules and regulations promulgated by the SEC and the Public Company Accounting Oversight Board thereunder.

(d) Except as set forth in Section 3.7(d) of the Company Disclosure Schedule, the Company has not received any comment letter from the SEC or the staff thereof or any correspondence from Nasdaq or the staff thereof relating to the delisting or maintenance of listing of the Company Common Stock or Company Preferred Stock on Nasdaq. The Company has not disclosed any unresolved comments in the Company SEC Documents.

(e) Since January 1, 2023, there have been no formal internal investigations regarding financial reporting or accounting policies and practices discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer, or general counsel of the Company, the Company Board or any committee thereof, other than ordinary course audits or reviews of accounting policies and practices or internal controls required by the Sarbanes-Oxley Act.

(f) Except as set forth in Section 3.7(f) of the Company Disclosure Schedule, the Company is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act and the applicable listing and governance rules and regulations of Nasdaq.

(g) The Company maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that is sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, including policies and procedures sufficient to provide reasonable assurance (i) that the Company maintains records that in reasonable detail accurately and fairly reflect the Company’s transactions and dispositions of assets, (ii) that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, (iii) that receipts and expenditures are made only in accordance with authorizations of management and the Company Board and (iv) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s financial statements. The Company has evaluated the effectiveness of the Company’s internal control over financial reporting and, to the extent required by applicable Law, presented in any applicable Company SEC Document that is a report on Form 10-K or Form 10-Q (or any amendment thereto) its conclusions about the effectiveness of the internal control over financial reporting as of the end of the period covered by such report or amendment based on such evaluation. The Company has disclosed to the Company’s auditors and the Audit Committee of the Company Board (and made available to the Company a summary of the significant aspects of such disclosure) (A) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s or its Subsidiaries’ internal control over financial reporting. Except as disclosed in the Company SEC Documents filed prior to the date hereof, the Company has not identified any material weaknesses in the design or operation of the Company’s internal control over financial reporting.

(h) The Company’s “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) are reasonably designed to ensure that all information (both financial and non-financial) required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to the Company’s principal executive officer and principal financial officer as appropriate to allow timely decisions regarding required disclosure and to make the Company Certifications and such disclosure controls and procedures are reasonably effective. The Company has carried out the evaluation of the effectiveness of its disclosure controls and procedures as required by Rule 13a-15 of the Exchange Act.

(i) As of the date hereof and as of the date of effectiveness of the Registration Statement, the Company qualifies as a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K as promulgated under the Securities Act.

(j) The Company has not been and is not currently determined to be a “shell company” as defined under Section 12b-2 of the Exchange Act.

3.8 Absence of Changes. Except as set forth in Section 3.8 of the Company Disclosure Schedule, between December 31, 2024 and the date of this Agreement, the Company and its Subsidiaries, taken as a whole, have conducted their business only in the Ordinary Course of Business (except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto) and there has not been any (a) Company Material Adverse Effect or (b) action, event or occurrence that would have required consent of Parent pursuant to Section 5.2(b) of this Agreement had such action, event or occurrence taken place after the execution and delivery of this Agreement.

3.9 Absence of Undisclosed Liabilities. Neither the Company nor any of its Subsidiaries has any liability, indebtedness, obligation, expense, claim, deficiency, guaranty or endorsement of any kind, whether accrued, absolute, contingent, matured, unmatured or otherwise (each a “Liability”), in each case, of a type required to be reflected or reserved for on a balance sheet prepared in accordance with GAAP, except for: (a) Liabilities disclosed, reflected or reserved against in the Company Audited Balance Sheet, (b) normal and recurring current Liabilities that have been incurred by the Company or its Subsidiaries since the date of the Company Audited Balance Sheet in the Ordinary Course of Business (none of which relates to any breach of contract, breach of warranty, tort, infringement, or violation of Law), (c) Liabilities incurred in connection with the Contemplated Transactions and (d) Liabilities listed in Section 3.9 of the Company Disclosure Schedule.

3.10 Title to Assets. Each of the Company and its Subsidiaries owns, and has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all tangible properties or assets and equipment used or held for use in its business or operations or purported to be owned by it, including: (a) all assets reflected in the Company Audited Balance Sheet and (b) all other assets reflected in the books and records of the Company or any of its Subsidiaries as being owned by the Company or such Subsidiary. All of such assets are owned or, in the case of leased assets, leased by the Company or any of its Subsidiaries free and clear of any Encumbrances, other than Permitted Encumbrances.

3.11 Real Property; Leasehold. Except as listed in Section 3.11 of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries owns or has ever owned any real property. The Company has made available to Parent (a) an accurate and complete list of all real properties with respect to which the Company directly or indirectly holds a valid leasehold interest as well as any other real estate that is in the possession of or leased by the Company or any of its Subsidiaries and (b) copies of all leases under which any such real property is possessed (the “Company Real Estate Leases”), each of which is in full force and effect, with no existing material default thereunder.

3.12 Intellectual Property.

(a) Section 3.12(a) of the Company Disclosure Schedule is an accurate, true and complete listing of all Company Registered IP.

(b) Section 3.12(b) of the Company Disclosure Schedule accurately identifies all material Company Contracts pursuant to which Company IP Rights are licensed to the Company or any of its Subsidiaries (other than (A) any non-customized software that (1) is so licensed solely in executable or object code form pursuant to a non-exclusive, internal use software license and other Intellectual Property associated with such software and (2) is not incorporated into, or material to the development, manufacturing, or distribution of, any of the Company’s or any of its Subsidiaries’ products or services, (B) any Intellectual Property licensed on a non-exclusive basis ancillary to the purchase or use of equipment, reagents or other materials, (C) any confidential information provided under confidentiality agreements and (D) agreements between Company and its employees in Company’s standard form thereof).

(c) Section 3.12(c) of the Company Disclosure Schedule accurately identifies each Company Contract pursuant to which any Person has been granted any license or covenant not to sue under, or otherwise has received or acquired any right (whether or not currently exercisable) or interest in, any Company IP Rights (other than (i) any confidential information provided under confidentiality agreements and (ii) any Company IP Rights non-exclusively licensed to academic collaborators, suppliers or service providers for the sole purpose of enabling such academic collaborator, supplier or service providers to provide services for the Company’s benefit or in the case of academic institutions, to perform research).

(d) Neither the Company nor any of its Subsidiaries is bound by, and no Company IP Rights that are owned by the Company or any of its Subsidiaries are subject to, any Company Contract containing any covenant or other provision that in any way limits or restricts the ability of the Company or any of its Subsidiaries to use, exploit, assert, or enforce anywhere in the world any Company IP Rights that are owned by the Company or any of its Subsidiaries.

(e) The Company or one of its Subsidiaries exclusively owns all right, title, and interest to and in Company IP Rights (other than (i) Company IP Rights licensed to the Company or one of its Subsidiaries each as identified in Section 3.12(c) of the Company Disclosure Schedule, (ii) Company IP Rights that are jointly owned by the Company or one of its Subsidiaries and another Person as identified in Section 3.12(e) of the Company Disclosure Schedule, (iii) any non-customized software that (A) is licensed to the Company or any of its Subsidiaries solely in executable or object code form pursuant to a non-exclusive, internal use software license and other Intellectual Property associated with such software and (B) is not incorporated into, or material to the development, manufacturing, or distribution of, any of the Company’s or any of its Subsidiaries’ products or services and (iv) any Intellectual Property licensed on a non-exclusive basis ancillary to the purchase or use of equipment, reagents or other materials), in each case, free and clear of any Encumbrances (other than Permitted Encumbrances). Without limiting the generality of the foregoing:

(i) All documents and instruments necessary to register or apply for or renew registration of Company Registered IP have been validly executed, delivered, and filed in a timely manner with the appropriate Governmental Authority.

(ii) Each Person who is or was an employee or contractor of the Company or any of its Subsidiaries and who is or was involved in the creation or development of any Company IP Rights purported to be owned by the Company has signed a valid, enforceable agreement containing a present assignment of such Intellectual Property to the Company or such Subsidiary and confidentiality provisions protecting trade secrets and confidential information of the Company and its Subsidiaries.

(iii) To the Knowledge of the Company, no current or former stockholder, officer, director, or employee of the Company or any of its Subsidiaries has any claim, right (whether or not currently exercisable), or interest to or in any Company IP Rights purported to be owned by the Company. To the Knowledge of the Company, no employee of the Company or any of its Subsidiaries is (a) bound by or otherwise subject to any Contract restricting him or her from performing his or her duties for the Company or such Subsidiary or (b) in breach of any Contract with any former employer or other Person concerning Company IP Rights purported to be owned by the Company or confidentiality provisions protecting trade secrets and confidential information comprising Company IP Rights purported to be owned by the Company.

(iv) No funding, facilities, or personnel of any Governmental Authority were used, directly or indirectly, to develop or create, in whole or in part, any Company IP Rights in which the Company or any of its Subsidiaries has an ownership interest.

(v) The Company and each of its Subsidiaries has taken reasonable steps to maintain the confidentiality of and otherwise protect and enforce its rights in all proprietary information that the Company or such Subsidiary holds, or purports to hold, as confidential or a trade secret.

(vi) Neither the Company nor any of its Subsidiaries has assigned or otherwise transferred ownership of, or agreed to assign or otherwise transfer ownership of, any Company IP Rights to any other Person.

(vii) The Company IP Rights constitute all material Intellectual Property necessary for the Company and its Subsidiaries to conduct its business as currently conducted and planned to be conducted.

(f) The Company has delivered or made available to Parent, a complete and accurate copy of all Company IP Rights Agreements. With respect to each of the material Company IP Rights Agreements: (i) each such agreement is valid, binding on, enforceable against the Company or its Subsidiaries, as applicable, in accordance with its terms, subject to the Enforceability Exceptions, (ii) the Company has not received any written notice of termination or cancellation under such agreement, or received any written notice of breach or default under such agreement, which breach has not been cured or waived and (iii) neither the Company nor its Subsidiaries, and to the Knowledge of the Company, no other party to any such agreement, is in breach or default thereof in any material respect.

(g) The manufacture, marketing, license, sale, offering for sale, importation, use or intended use or other disposal of any product or technology as currently licensed or sold or under development by the Company or any of its Subsidiaries (i) does not violate any Company Material Contract between Company or its Subsidiaries and any third party, and (ii) does not infringe or misappropriate any valid and issued Patent right of any other Person, other than any Company Registered IP licensed to Parent by any other Person, which infringement or misappropriation would reasonably be expected to have a Company Material Adverse Effect. To the Knowledge of the Company, no third party is infringing upon any Patents owned by Company within the Company IP Rights or is in violation of any Company Material Contract with the Company or its Subsidiaries under which Company has out-licensed any Company IP Rights.

(h) As of the date of this Agreement, Company is not a party to any Legal Proceeding (including, but not limited to, opposition, interference or other proceeding in any patent or other government office) contesting the validity ownership or right to use, sell, offer for sale, license or dispose of any Company Registered IP. Neither the Company nor any of its Subsidiaries has received any written notice asserting that Company or any of its Subsidiaries have infringed, misappropriated or otherwise violated any Intellectual Property of any Person. None of the Company IP Rights is subject to any outstanding order of, judgment of, decree of or agreement with any Governmental Authority that limits the ability of the Company to exploit any Company IP Rights.

(i) Each item of Company IP Rights that is Company Registered IP owned by the Company or any of its Subsidiaries is and at all times has been filed and maintained in compliance with all applicable Law and all filings, payments, and other actions required to be made or taken to maintain such item of Company Registered IP in full force and effect have been made by the applicable deadline. To the Knowledge of the Company, all Company Registered IP that is issued or granted is valid and enforceable.

(j) No trademark (whether registered or unregistered) or trade name owned, used, or applied for by the Company or any of its Subsidiaries conflicts or interferes with any trademark (whether registered or unregistered) or trade name owned, used, or applied for by any other Person. None of the goodwill associated with or inherent in any trademark (whether registered or unregistered) in which the Company or any of its Subsidiaries has or purports to have an ownership interest has been impaired as determined by the Company or any of its Subsidiaries in accordance with GAAP.

(k) Except as set forth in Sections 3.12(b) or 3.12(c) of the Company Disclosure Schedule or as contained in license, distribution and service agreements entered into in the Ordinary Course of Business by Company (i) neither the Company nor any of its Subsidiaries is bound by any Contract to indemnify, defend, hold harmless, or reimburse any other Person with respect to any infringement, misappropriation, or similar claim relating to Intellectual Property that is material to the Company and its Subsidiaries, taken as a whole and (ii) neither the Company nor any of its Subsidiaries has ever assumed, or agreed to discharge or otherwise take responsibility for, any existing or potential Liability of another Person for infringement, misappropriation, or violation of any Intellectual Property right, which assumption, agreement or responsibility remains in force as of the date of this Agreement.

(l) Neither the Company nor any of its Subsidiaries is party to any Company IP Rights Contract that, as a result of such execution, delivery and performance of this Agreement, will cause the grant to any third party of any license or other right to any Company IP Rights, result in breach of, default under or termination of such Contract with respect to any Company IP Rights, or impair the right of the Company or the Surviving Corporation and its Subsidiaries to use, sell or license or enforce any Company IP Rights or portion thereof, except for the occurrence of any such grant or impairment that would not individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect.

3.13 Agreements, Contracts and Commitments. Section 3.13 of the Company Disclosure Schedule identifies each Company Contract that is in effect as of the date of this Agreement and is:

(i) a material contract as defined in Item 601(b)(10) of Regulation S-K as promulgated under the Securities Act;

(ii) a Contract to which the Company is a party or by which any of its assets and properties is currently bound, which, pursuant to the express terms thereof, require annual obligations of payment by, or annual payments to, the Company in excess of $2,500,000;

(iii) a Contract requiring payments by the Company after the date of this Agreement in excess of $300,000 pursuant to its express terms relating to the employment of, or the performance of employment-related services by, any Person, including any employee, consultant or individual independent contractor, providing employment related, consulting or independent contractor services, not terminable by the Company or its Subsidiaries on ninety (90) calendar days’ or less notice without liability, except to the extent general principles of wrongful termination Law may limit the Company’s, its Subsidiaries or such successor’s ability to terminate employees at will;

(iv) each Company Contract relating to any agreement or plan, including any stock option plan, stock appreciation right plan or stock purchase plan, any of the benefits of which could be increased, or the vesting of benefits of which could be accelerated, by the occurrence of any of the Contemplated Transactions (either alone or in conjunction with any other event, such as termination of service), or the value of any of the benefits of which will be calculated on the basis of any of the Contemplated Transactions;

(v) a Company Real Estate Lease;

(vi) a Contract disclosed in or required to be disclosed in Section 3.12(b) or Section 3.12(c) of the Company Disclosure Schedule;

(vii) a Contract containing (A) any covenant limiting the freedom of the Company, its Affiliates or the Surviving Corporation to engage in any line of business or compete with any Person, or limiting the development, manufacture or distribution of the Company’s products or services or (B) any grant of any option to any Intellectual Property rights;

(viii) a Contract with any Person, including any financial advisor, broker, finder, investment banker or other Person, providing advisory services to the Company or its Affiliates in connection with the Contemplated Transactions;

(ix) each Company Contract relating to any mortgages, indentures, loans, notes or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit in excess of $200,000 or creating any material Encumbrances with respect to any assets of the Company or any of its Subsidiaries or any loans or debt obligations with officers or directors of the Company;

(x) a Contract under which a third party would be entitled to receive a license or have any other rights in Intellectual Property of the Company, Parent or any of their Affiliates at the time of or immediately after the Effective Time; or

(xi) a Contract, plan, program, or policy providing for severance, termination compensation, retention or stay pay, change in control payments, or transaction-based bonuses.

The Company has delivered or made available to the Parent accurate and complete copies of all Contracts to which the Company is a party or by which it is bound of the type described in clauses (i)-(xi) of the immediately preceding sentence (any such Contract, a “Company Material Contract”), including all amendments thereto. Neither the Company nor any if Subsidiaries has, nor to the Company’s Knowledge as of the date of this Agreement, has any other party to a Company Material Contract, breached, violated or defaulted under, or received notice that it breached, violated or defaulted under, any of the terms or conditions of any Company Material Contract in such manner as would permit any other party to cancel or terminate any such Company Material Contract, or would permit any other party to seek damages which would reasonably be expected to have a Company Material Adverse Effect. As to the Company and its Subsidiaries, as of the date of this Agreement, each Company Material Contract is valid, binding, enforceable and in full force and effect, subject to the Enforceability Exceptions. No Person is renegotiating, or has a right pursuant to the terms of any Company Material Contract to change, any material amount paid or payable to the Company under any Company Material Contract or any other material term or provision of any Company Material Contract.

3.14 Compliance; Permits; Restrictions.

(a) The Company and each of its Subsidiaries are, and since January 1, 2023, have complied in all material respects with, are not in violation in any material respect of, and have not received any written notices of violation with respect to, applicable Law.

(b) The Company and each of its Subsidiaries are and, since January 1, 2023, have been in compliance in all material respects with all Health Care Laws applicable to the Company. Since January 1, 2023, the Company has not received any notice alleging any material violation with respect to any applicable Health Care Laws. There are no restrictions upon the Company and any of its Subsidiaries that have resulted from conduct in violation of any Health Care Law.

(c) The Company and each of its Subsidiaries are not currently and have not, since January 1, 2023, been: (i) a party to the terms of a corporate integrity agreement, monitoring agreement, deferred prosecution agreement, consent decree, settlement order, or similar agreement imposed by the Office of Inspector General of the Department of Health and Human Services or any other Governmental Authority; (ii) subject of any pending third party audit, other than routine customer audits, or investigation; (iii) named as a defendant in any action under the federal False Claims Act or any state equivalent; or (iv) the subject to any search warrant, subpoena, or civil investigative demand from any Governmental Authority with respect to any alleged violation of Law by the Company, and no such enforcement, regulatory or administrative proceeding is pending or threatened.

(d) The Company product candidates are being, and, since January 1, 2023, have been, developed, tested, manufactured, labeled, distributed and stored, as applicable, in compliance with the Federal Food, Drug, and Cosmetic Act (21 U.S.C. § 301 et seq.) and Public Health Service Act (42 U.S.C. § 262 et seq.), as amended, and applicable regulations promulgated by the U.S. Food and Drug Administration (“FDA”) and comparable applicable Laws outside of the United States, including those requirements relating to current good manufacturing practices, good laboratory practices and good clinical practices, as applicable, except in each case as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the extent the foregoing representation and warranty is made with respect to activities conducted by third parties, such representation and warranty is made solely to the Knowledge of the Company.

(e) Since January 1, 2023, the Company has not (i) made an untrue statement of a material fact or a fraudulent statement to the FDA, (ii) failed to disclose a material fact required to be disclosed to the FDA or (iii) failed to make a statement to the FDA, in each such case, related to the business of the Company, that, at the time such statement was made or such disclosure or statement was not made, would reasonably be expected to provide a basis for the FDA to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities”, set forth in 56 Fed. Reg. 46191 (September 10, 1991) or for any Governmental Authority to invoke any similar policy, except for any act or statement or failure to make a statement that has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Since January 1, 2023, the Company and any of its directors, officers, employees, or to the Knowledge of the Company, its contractors, have not been excluded from participation in any Federal Health Care Program or, to the Knowledge of the Company, engaged in any conduct for which the Company or any of its directors, officers, employees, or contractors could be excluded from participating in any Federal Health Care Program under 42 U.S.C. 1320a-7.

(f) The Company and its Subsidiaries hold the respective licenses, certificates, clearances, approvals, permits or other authorizations or registrations set forth in Section 3.14(f) of the Company Disclosure Schedule (the “Scheduled Permits”). The Scheduled Permits represent all the licenses, certificates, clearances, approvals, permits or other authorizations or registrations required for the Company to comply in all material respects with all Laws, including Health Care Laws, and all such Scheduled Permits are valid and in full force and effect. The Company and its Subsidiaries have not received any written notice or other written communication or, to the Knowledge of the Company, any oral notice or other oral communication, from any Governmental Authority regarding (i) any actual or possible violation of applicable Law or any Scheduled Permit or any failure to comply with any term or requirement of any Scheduled Permit or (ii) any actual or possible revocation, withdrawal, suspension, cancellation, termination or modification of any Scheduled Permit.

3.15 Legal Proceedings; Orders.

(a) Except as set forth in Section 3.15 of the Company Disclosure Schedule, there is no pending Legal Proceeding and, to the Knowledge of the Company, no Person has threatened in writing to commence any Legal Proceeding: (i) that involves the Company or any of its Subsidiaries, any Company Associate (in his or her capacity as such) or any of the material assets owned or used by the Company or its Subsidiaries or (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Contemplated Transactions.

(b) There is no Order to which the Company or any of its Subsidiaries, or any of the material assets owned or used by the Company or any of its Subsidiaries, is subject. To the Knowledge of the Company, no officer or other Key Employee of the Company or any of its Subsidiaries is subject to any Order that prohibits such officer or employee from engaging in or continuing any conduct, activity or practice relating to the business of the Company or any of its Subsidiaries or to any material assets owned or used by the Company or any of its Subsidiaries.

3.16 Tax Matters.

(a) The Company and each of its Subsidiaries have timely filed (taking into account automatic extensions of time to file) all federal income Tax Returns and other material Tax Returns that they were required to file under applicable Law. All such Tax Returns were correct and complete in all material respects and have been prepared in material compliance with all applicable Law. Subject to exceptions as would not be material, no written claim has ever been made by a Governmental Authority in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that the Company or any such Subsidiary is subject to taxation by that jurisdiction.

(b) All material Taxes due and owing by the Company and each of its Subsidiaries (whether or not shown on any Tax Return) have been paid. Since the date of the Company Audited Balance Sheet, neither the Company nor any of its Subsidiaries has incurred any material Liability for Taxes outside the Ordinary Course of Business or otherwise inconsistent with past custom and practice, other than in connection with the transactions contemplated by this Agreement.

(c) The Company and each of its Subsidiaries have withheld and paid all material Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party.

(d) There are no Encumbrances for material Taxes (other than Permitted Encumbrances) upon any of the assets of the Company or any of its Subsidiaries.

(e) No deficiencies for material Taxes with respect to the Company or any of its Subsidiaries have been claimed, proposed or assessed by any Governmental Authority in writing. There are no pending (or, based on written notice, threatened) audits, assessments or other actions for or relating to any liability in respect of a material amount of Taxes of the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries (or any of their predecessors) has waived any statute of limitations in respect of material Taxes or agreed to any extension of time with respect to a material Tax assessment or deficiency.

(f) Neither the Company nor any of its Subsidiaries has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code at any time during the five-year period ending on the Closing Date.

(g) Neither the Company nor any of its Subsidiaries is a party to any material Tax allocation, Tax sharing or similar agreement (including indemnity arrangements), other than customary Contracts entered into in the Ordinary Course of Business, including with vendors, customers, lenders, or landlords, the principal subject matter of which is not Taxes.

(h) Neither the Company nor any of its Subsidiaries has ever been a member of an affiliated group filing a consolidated U.S. federal income Tax Return (other than a group the common parent of which is the Company). Neither the Company nor any of its Subsidiaries has any material Liability for the Taxes of any Person (other than the Company and any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign Law) or as a transferee or successor.

(i) Neither the Company nor any of its Subsidiaries has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code or Section 361 of the Code.

(j) Neither the Company nor any of its Subsidiaries has entered into any transaction identified as a “listed transaction” for purposes of Treasury Regulations Sections 1.6011-4(b)(2) or 301.6111-2(b)(2).

(k) Neither the Company nor any of its Subsidiaries has a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise has an office or fixed place of business in a country other than the country in which it is organized.

(l) The Company is not an “investment company” within the meaning of Section 368(a)(2)(F) of the Code.

(m) Neither the Company nor any of its Subsidiaries, has taken or agreed to take, any action that would reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment. To the Knowledge of the Company, no facts or circumstances exist that would reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment.

Notwithstanding anything herein to the contrary, this Section 3.16 and, to the extent it relates to Taxes, Section 3.16, contain the sole representations concerning Taxes of the Company and its Subsidiaries.

3.17 Employee and Labor Matters; Benefit Plans.

(a) The employment of each of the Company’s and any of its Subsidiaries’ employees is terminable by the Company or the applicable Subsidiary at will. To the Knowledge of the Company, no officer or Key Employee of the Company or any of its Subsidiaries intends to terminate his or her employment with the Company or the applicable Subsidiary.

(b) Neither the Company nor any of its Subsidiaries is a party to, bound by, or has a duty to bargain under, any collective bargaining agreement or other Contract with a labor organization representing any of its employees, and there are no labor organizations representing or, to the Knowledge of the Company, purporting to represent or seeking to represent any employees of the Company or its Subsidiaries.

(c) Section 3.17(c) of the Company Disclosure Schedule lists all Company Employee Plans. True, complete and correct copies of the following documents, with respect to each Company Employee Plan, where applicable, have previously been made available to Parent: (i) all documents embodying or governing such Company Employee Plan (or for unwritten Company Employee Plans a written description of the material terms of such Company Employee Plan) and any funding medium for the Company Employee Plan; (ii) the most recent IRS determination or opinion letter; (iii) the most recently filed Form 5500; (iv) the most recent actuarial valuation report; (v) the most recent summary plan description (or other descriptions provided to employees) and all modifications thereto; (vi) the last three (3) years of non-discrimination testing results; and (vii) all non-routine correspondence to or from any governmental agency.

(d) Each Company Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination or opinion letter with respect to such qualified status from the IRS. To the Knowledge of the Company, nothing has occurred that would reasonably be expected to materially and adversely affect the qualified status of any such Company Employee Plan or the exempt status of any related trust or require corrective action to the IRS or Employee Plan Compliance Resolution System to maintain such qualification.

(e) Each Company Employee Plan has been established, administered, maintained and operated in compliance, in all material respects, with its terms and all applicable Law, including the Code, ERISA, and the Affordable Care Act. No Legal Proceeding (other than those relating to routine claims for benefits) is pending or, to the Knowledge of the Company, threatened with respect to any Company Employee Plan. All payments and/or contributions required to have been made with respect to all Company Employee Plans either have been made or have been accrued in accordance with the terms of the applicable Company Employee Plan and applicable Law. The Company Employee Plans satisfy in all material respects the minimum coverage, affordability and non-discrimination requirements under the Code. No Company Employee Plan is, or within the past six (6) years has been, the subject of an application or filing under a government sponsored amnesty, voluntary compliance, or similar program, or been the subject of any self-correction under any such program.

(f) Neither the Company nor any of its ERISA Affiliates has ever maintained, contributed to, or been required to contribute to (i) any employee benefit plan that is or was subject to Title IV or Section 302 of ERISA or Section 412 of the Code, (ii) a Multiemployer Plan, (iii) any funded welfare benefit plan within the meaning of Section 419 of the Code, (iv) any Multiple Employer Plan, or (v) any Multiple Employer Welfare Arrangement. Neither the Company nor any of its ERISA Affiliates has ever incurred any Liability under Title IV of ERISA that has not been paid in full.

(g) No Company Employee Plan provides for medical or other welfare benefits beyond termination of service or retirement, other than pursuant to (i) COBRA or an analogous state Law requirement or (ii) continuation coverage through the end of the month in which such termination or retirement occurs. Neither the Company nor any of its Subsidiaries sponsors or maintains any self-funded medical or long-term disability employee benefit plan. No Company Employee Plan is subject to any Law of a foreign jurisdiction outside of the United States.

(h) All Company Equity Awards issued or granted by the Company are either not subject to or otherwise comply with the requirements of Code Section 409A. Each Company Employee Plan that constitutes in any part a “nonqualified deferred compensation plan” (as such term is defined under Section 409A(d)(1) of the Code and the guidance thereunder) (each, a “Company 409A Plan”) complies in all material respects, in both form and operation, with the requirements of Code Section 409A and the guidance thereunder. No payment to be made under any Company 409A Plan is or, when made in accordance with the terms of the Company 409A Plan, will be subject to the penalties of Code Section 409A(a)(1).

(i) The Company and each of its Subsidiaries is in compliance in all material respects with all applicable federal, state and local laws, rules and regulations respecting employment, employment practices, terms and conditions of employment, worker classification, Tax withholding, prohibited discrimination, equal employment, fair employment practices, meal and rest periods, work authorization and immigration status, employee safety and health, wages (including overtime wages), compensation, and hours of work, and in each case, with respect to the employees of the Company and its Subsidiaries: (i) has withheld and reported all material amounts required by law or by agreement to be withheld and reported with respect to wages, salaries and other payments to employees, (ii) is not liable for any arrears of wages, severance pay or any Taxes or any penalty for failure to comply with any of the foregoing and (iii) is not liable for any material payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the Ordinary Course of Business). There are no actions, suits, claims or administrative matters pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries relating to any employee, employment agreement, Company Employee Plan (other than routine claims for benefits) or other labor or employment matter. To the Knowledge of the Company, there are no pending, threatened claims or actions against the Company, any of its Subsidiaries, any Company trustee or any trustee of any Subsidiary under any workers’ compensation policy or long-term disability policy. Neither the Company nor any Subsidiary thereof is a party to a conciliation agreement, consent decree or other agreement or Order with any federal, state, or local agency or Governmental Authority with respect to employment practices.

(j) Neither the Company nor any of its Subsidiaries has any material Liability with respect to any misclassification since January 1, 2023: (i) any Person as an independent contractor rather than as an employee, (ii) any employee leased from another employer or (iii) any employee currently or formerly classified as exempt from overtime wages. Neither the Company nor any of its Subsidiaries has taken any action which would constitute a “plant closing” or “mass layoff” within the meaning of the WARN Act or similar state or local law, issued any notification of a plant closing or mass layoff required by the WARN Act or similar state or local law, or incurred any Liability or obligation under the WARN Act or any similar state or local law that remains unsatisfied.

(k) There has never been, nor has there been any threat of, any strike, slowdown, work stoppage, lockout, job action, union, organizing activity, question concerning representation or any similar activity or dispute, affecting the Company or any of its Subsidiaries. No event has occurred within the past six (6) months, and no condition or circumstance exists, that might directly or indirectly be likely to give rise to or provide a basis for the commencement of any such strike, slowdown, work stoppage, lockout, job action, union organizing activity, question concerning representation or any similar activity or dispute.

(l) Neither the Company nor any of its Subsidiaries is, nor has the Company or any of its Subsidiaries been, engaged in any unfair labor practice within the meaning of the National Labor Relations Act. There is no Legal Proceeding, claim, labor dispute or grievance pending or, to the Knowledge of the Company, threatened or reasonably anticipated relating to any employment contract, privacy right, labor dispute, wages and hours, leave of absence, plant closing notification, workers’ compensation policy, long-term disability policy, harassment, retaliation, immigration, employment statute or regulation, safety or discrimination matter involving any Company Associate, including charges of unfair labor practices or discrimination complaints.

(m) There is no contract, agreement, plan or arrangement to which the Company or any of its Subsidiaries is a party or by which it is bound to compensate any of its employees for excise Taxes paid pursuant to Section 4999 or Section 409A of the Code.

(n) Neither the Company nor any of its Subsidiaries is a party to any Contract that could, due to the Merger (either alone or in conjunction with any other event) (i) result in the payment of any “parachute payment” within the meaning of Section 280G of the Code or (ii) (A) result in, or cause the accelerated vesting, payment, funding or delivery of, or increase the amount or value of, any payment or benefit to any current or former employee, officer, director or other service provider of the Company or any of its Subsidiaries, (B) entitle any current or former employee, officer, director or other individual service provider of the Company or Subsidiaries (or any dependent or beneficiary thereof) to any payment of compensation or benefits (whether in cash, property or the vesting of property) or (C) restrict the ability to merge, amend or terminate any Company Employee Plan.

(o) Neither the Company nor any of its Subsidiaries is a government contractor or subcontractor for any purposes of any Law with respect to the terms and conditions of employment.

3.18 Environmental Matters. Since January 1, 2023, the Company and each of its Subsidiaries has complied with all applicable Environmental Laws, which compliance includes the possession by the Company of all permits and other Governmental Authorizations required under applicable Environmental Laws and compliance with the terms and conditions thereof, except for any failure to be in compliance that, individually or in the aggregate, would not result in a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries has received since January 1, 2023, any written notice or other communication (in writing or otherwise), whether from a Governmental Authority, citizens group, employee or otherwise, that alleges that the Company or any of its Subsidiaries is not in compliance with any Environmental Law and, to the Knowledge of the Company, there are no circumstances that may prevent or interfere with the Company’s or any of its Subsidiaries’ compliance with any Environmental Law in the future, except where such failure to comply would not reasonably be expected to have a Company Material Adverse Effect. To the Knowledge of the Company: (i) no current or prior owner of any property leased or controlled by the Company or any of its Subsidiaries has received since January 1, 2023, any written notice or other communication relating to property owned or leased at any time by the Company or any of its Subsidiaries, whether from a Governmental Authority, citizens group, employee or otherwise, that alleges that such current or prior owner or the Company or any of its Subsidiaries is not in material compliance with or violated in any material respect any Environmental Law relating to such property and (ii) neither the Company nor any of its Subsidiaries has any material Liability under any Environmental Law.

3.19 Insurance. The Company has made available to Parent accurate and complete copies of all material insurance policies and all material self-insurance programs and arrangements relating to the business, assets, Liabilities and operations of the Company and each of its Subsidiaries. Each of such insurance policies is in full force and effect and the Company and each of its Subsidiaries are in compliance in all material respects with the terms thereof. Other than customary end of policy notifications from insurance carriers or as otherwise set forth in Section 3.19 of the Company Disclosure Schedule, since January 1, 2023, neither the Company nor any of its Subsidiaries has received any notice or other communication regarding any actual or possible: (i) cancellation or invalidation of any insurance policy or (ii) refusal or denial of any coverage, reservation of rights or rejection of any material claim under any insurance policy. The Company and each of its Subsidiaries have provided timely written notice to the appropriate insurance carrier(s) of each Legal Proceeding pending against the Company or any of its Subsidiaries for which the Company or such Subsidiary has insurance coverage, and no such carrier has issued a denial of coverage or a reservation of rights with respect to any such Legal Proceeding, or informed the Company or any of its Subsidiaries of its intent to do so.

3.20 No Financial Advisors. Other than Oberon Securities, LLC, no broker, finder or investment banker is entitled to any brokerage fee, finder’s fee, opinion fee, success fee, transaction fee or other fee or commission in connection with the Contemplated Transactions based upon arrangements made by or on behalf of the Company or any of its Subsidiaries.

3.21 Transactions with Affiliates. Section 3.21 of the Company Disclosure Schedule describes any material transactions or relationships, since January 1, 2023, between, on one hand, the Company or any of its Subsidiaries and, on the other hand, any (a) executive officer or director of the Company or any of its Subsidiaries or any of such executive officer’s or director’s immediate family members, (b) owner of more than five percent (5%) of the voting power of the outstanding Company Capital Stock or (c) to the Knowledge of the Company, any “related person” (within the meaning of Item 404 of Regulation S-K under the Securities Act) of any such officer, director or owner (other than the Company or its Subsidiaries) in the case of each of (a), (b) or (c) that is of the type that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act.

3.22 Privacy and Data Security. The Company has complied in all material respects with all applicable Privacy Laws. No claims have been asserted or threatened against the Company by any Person alleging a violation of Privacy Laws, and the Company has not received any Order or other written notification from a Governmental Authority regarding non-compliance or violation of any Privacy Laws. The Company maintains reasonable physical, technical, and administrative security measures and policies designed to protect its information technology systems (“Company Systems”) and Personal Data collected, accessed, stored, used and/or disclosed by or on behalf of the Company from and against unlawful, accidental or unauthorized collection, access, storage, use, disclosure, destruction, loss, modification and/or unavailability (“Security Incidents”). There have been no Security Incidents. The Company has not notified, and has not been required to notify, any Governmental Authority or Person of any Security Incidents. There are no pending or threatened Legal Proceedings related to Privacy Laws or Security Incidents. There has been no unauthorized access, use, intrusion or breach of security, or material failure, breakdown, performance reduction or other adverse event affecting any Company Systems that has caused any: (a) substantial disruption of or interruption in or to the use of such Company Systems; (b) material Loss to the Company or its operations; or (c) material Liability of any kind to the Company. The Company has implemented and maintains commercially reasonable backup and data recovery, disaster recovery and business continuity plans and procedures designed to reduce the risk of material error, interruption, breakdown, and failure of Company Systems.

3.23 Opinion of Financial Advisor. The Company Special Committee has received an opinion of Oberon Securities, LLC, to the effect that, as of May 21, 2025 and subject to the assumptions, qualifications, limitations and other matters set forth therein, the Exchange Ratio is fair, from a financial point of view, to the Company. It is agreed and understood that such opinion is for the benefit of the Company Special Committee and may not be relied upon by Parent. The Company will make available to Parent signed copies of such opinion as soon as possible following the date of this Agreement. Such opinion has not been withdrawn, revoked or otherwise modified.

3.24 No Other Representations or Warranties. The Company hereby acknowledges and agrees that, except for the representations and warranties contained in this Agreement, neither Parent nor any other person on behalf of Parent makes any express or implied representation or warranty with respect to Parent or with respect to any other information provided to the Company, any of its Subsidiaries or stockholders or any of their respective Affiliates in connection with the transactions contemplated hereby.

Section 4 Representations and Warranties of Parent and Merger Sub.

Except (i) as set forth in the written disclosure schedule delivered by Parent to the Company (the “Parent Disclosure Schedule”) or (ii) as disclosed in the Parent SEC Documents filed with the SEC on or before the day that is one (1) Business Day prior to the date hereof and publicly available on the SEC’s Electronic Data Gathering Analysis and Retrieval system (but (A) without giving effect to any amendment thereof filed with, or furnished to the SEC on or after the day that is one (1) Business Day prior to the date hereof and (B) excluding any disclosures contained under the heading “Risk Factors” and any disclosure of risks included in any “forward-looking statements” disclaimer or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature), it being understood that any matter disclosed in the Parent SEC Documents shall not be deemed disclosed for purposes of Sections 4.1, 4.2, 4.3, 4.5 (except to the extent a Parent Material Contract was filed as an exhibit to any of the Parent SEC Documents), and 4.6, Parent and Merger Sub represent and warrant to the Company as follows:

4.1 Due Organization; Subsidiaries.

(a) Each of Parent and Merger Sub is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware and has all necessary corporate power and authority: (i) to conduct its business in the manner in which its business is currently being conducted, (ii) to own or lease and use its property and assets in the manner in which its property and assets are currently owned or leased and used and (iii) to perform its obligations under all Contracts by which it is bound. Since the date of its incorporation, Merger Sub has not engaged in any activities other than in connection with or as contemplated by this Agreement.

(b) Parent is licensed and qualified to do business, and is in good standing (to the extent applicable in such jurisdiction), under the Laws of all jurisdictions where the nature of its business requires such licensing or qualification other than in jurisdictions where the failure to be so qualified individually or in the aggregate would not be reasonably expected to have a Parent Material Adverse Effect.

(c) Parent has no Subsidiaries other than Merger Sub and Parent does not own any Equity Securities of, or any equity ownership or profit-sharing interest of any nature in, or control directly or indirectly, any other Entity other than Merger Sub. Parent is not and has not otherwise been, directly or indirectly, a party to, member of or participant in any partnership, joint venture or similar business entity. Parent has not agreed and is not obligated to make, nor is Parent bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Entity. Parent has not, at any time, been a general partner of, and has not otherwise been liable for any of the debts or other obligations of, any general partnership, limited partnership or other Entity.

4.2 Organizational Documents. Parent has delivered to the Company accurate and complete copies of Parent’s Organizational Documents. Parent is not in breach or violation of its Organizational Documents in any material respect.

4.3 Authority; Binding Nature of Agreement. Each of Parent and Merger Sub has all necessary corporate power and authority to enter into and to perform its obligations under this Agreement and to consummate the Parent Contemplated Transactions and Merger Sub Contemplated Transactions, as applicable. The Parent Board has: (a) determined that the Parent Contemplated Transactions are fair to, advisable and in the best interests of Parent and its stockholders, (b) approved and declared advisable this Agreement and the Parent Contemplated Transactions, (c) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of Parent vote to approve the Parent Share Issuance. The Merger Sub Board (by unanimous written consent) has: (x) determined that the Merger Sub Contemplated Transactions are fair to, advisable, and in the best interests of Merger Sub and its sole stockholder, (y) deemed advisable and approved this Agreement and the Merger Sub Contemplated Transactions and (z) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that Parent, as the sole stockholder of Merger Sub vote to adopt this Agreement and thereby approve Merger. This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes the legal, valid and binding obligation of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Enforceability Exceptions. Prior to the execution of the Parent Stockholder Support Agreements, the Parent Board approved the Parent Stockholder Support Agreements and the transactions contemplated thereby.

4.4 Vote Required. The affirmative vote of a majority of the votes cast by holders of shares of Parent Common Stock present in person or represented by proxy and entitled to vote at the Parent Stockholder Meeting in favor of the Parent Share Issuance (the “Required Parent Stockholder Vote”) is the only vote of the holders of any class or series of Parent Capital Stock or any other Equity Securities of Parent necessary to approve the Parent Share Issuance.

4.5 Non-Contravention; Consents.

(a) Subject to obtaining the Required Parent Stockholder Vote and the filing of the Certificate of Merger required by the DGCL, neither (x) the execution, delivery or performance of this Agreement by Parent or Merger Sub, nor (y) the consummation of the Contemplated Transactions, will directly or indirectly (with or without notice or lapse of time):

(i) contravene, conflict with or result in a violation of any of the provisions of the Organizational Documents of Parent or Merger Sub;

(ii) contravene, conflict with or result in a material violation of, or give any Governmental Authority or other Person the right to challenge the Contemplated Transactions or to exercise any remedy or obtain any relief under, any Law or any Order to which Parent or any of the assets owned or used by Parent, is subject;

(iii) contravene, conflict with or result in a material violation of any of the terms or requirements of, or give any Governmental Authority the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by Parent;

(iv) contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any Parent Material Contract, or give any Person the right to: (A) declare a default or exercise any remedy under any Parent Material Contract, (B) any material payment, rebate, chargeback, penalty or change in delivery schedule under any such Parent Material Contract, (C) accelerate the maturity or performance of any Parent Material Contract or (D) cancel, terminate or modify any term of any Parent Material Contract, except in the case of any non-material breach, default, penalty or modification; or

(v) result in the imposition or creation of any Encumbrance upon or with respect to any asset owned or used by Parent (except for Permitted Encumbrances).

(b) Except for (i) any Consent set forth on Section 4.5 of the Parent Disclosure Schedule, (ii) the Required Parent Stockholder Vote, (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL, and (iv) such consents, waivers, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal and state securities laws, Parent was not, is not, and will not be required to make any filing with or give any notice to, or to obtain any Consent from, any Person in connection with (x) the execution, delivery or performance of this Agreement or (y) the consummation of the Contemplated Transactions.

(c) The Parent Board and the Merger Sub Board have taken and will take all actions necessary to ensure that the restrictions applicable to business combinations contained in Section 203 of the DGCL are, and will be, inapplicable to the execution, delivery and performance of this Agreement and the Parent Stockholder Support Agreements and to the consummation of the Contemplated Transactions. No other state takeover statute or similar Law applies or purports to apply to the Merger, this Agreement, the Parent Stockholder Support Agreements or any of the other Contemplated Transactions.

4.6 Capitalization.

(a) The authorized Parent Capital Stock consists of (i) 20,000,000 shares of Parent Common Stock, par value $0.001 per share, all of which are entitled to vote and of which 2,750,735 shares have been issued and are outstanding as of March 12, 2025 (the “Capitalization Date”) and (ii) 10,000,000 shares of preferred stock, par value $0.001 per share (the “Parent Preferred Stock”), of which 0 shares have been issued and are outstanding as of the Capitalization Date. Parent holds 1,283,150 shares of its capital stock in its treasury.

(b) All of the outstanding shares of Parent Common Stock have been duly authorized and validly issued and are fully paid and nonassessable and are free of any Encumbrances. None of the outstanding shares of Parent Common Stock is entitled or subject to any preemptive right, right of participation, right of maintenance or any similar right and none of the outstanding shares of Parent Common Stock is subject to any right of first refusal in favor of Parent. Except as contemplated herein or as listed on Section 4.6(b) of the Parent Disclosure Schedule, there is no Parent Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any shares of Parent Common Stock. Parent is not under any obligation, nor is Parent bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of Parent Common Stock or other Equity Securities. Section 4.6(b) of the Parent Disclosure Schedule accurately and completely describes all repurchase rights held by Parent with respect to shares of Parent Common Stock (including shares issued pursuant to the exercise of stock options) and specifies which of those repurchase rights are currently exercisable.

(c) Except for the Hudson Global, Inc. Long Term Incentive Plan (as amended, the “Parent LTIP”), the Hudson Global, Inc. Amended and Restated Director Deferred Share Plan (as amended, the “Parent Director Plan”) and the Hudson Global, Inc. 2009 Incentive Stock and Awards Plan (as amended, the “Parent Stock Plan”, and collectively with the Parent LTIP and Parent Director Plan, the “Parent Stock Plans”) and the Hudson Global, Inc. Employee Stock Purchase Plan, which was suspended effective as of January 1, 2009, (as amended, the “Parent ESPP”), and except as set forth in Section 4.6(c) of the Parent Disclosure Schedule, Parent does not have any stock option plan or any other plan, program, agreement or arrangement providing for any equity-based compensation for any Person. As of December 31, 2024, Parent has reserved 482,111 shares of Parent Common Stock for issuance under the Parent Stock Plans, of which 0 shares have been issued and are currently outstanding, 0 shares have been reserved for issuance upon exercise of Parent Options, 418,215 shares have been reserved for issuance upon settlement of Parent RSUs, and 52,264 shares remain available for future issuance pursuant to the Parent Stock Plans. As of the date of this Agreement, Parent has reserved 11,632 shares of Parent Common Stock for future issuance pursuant to the Parent ESPP. Section 4.6(c) of the Parent Disclosure Schedule sets forth the following information with respect to each Parent Option and each Parent RSU outstanding as of the date of this Agreement, as applicable: (i) the name of the holder, (ii) the number of shares of Parent Common Stock subject to such Parent Option, and Parent RSU, in each case at the time of grant, (iii) the number of shares of Parent Common Stock subject to such Parent Option and Parent RSU, in each case as of the date of this Agreement, (iv) the exercise price of such Parent Option, (v) the date on which such Parent Option and Parent RSU was granted, (vi) the applicable vesting schedule, including any acceleration provisions and the number of vested and unvested shares as of the date of this Agreement, (vii) the date on which such Parent Option or Parent RSU expires and (viii) whether such Parent Option is intended to be an “incentive stock option” (as defined in the Code) or a non-qualified stock option. Except as set forth in Section 4.6(c) of the Parent Disclosure Schedule, no vesting of Parent Options or Parent RSUs will accelerate in connection with the closing of the Contemplated Transactions, except as contemplated by this Agreement. Accurate and complete copies of equity incentive plans pursuant to which Parent has equity-based awards, the forms of all award agreements evidencing such equity-based awards and evidence of stockholder approval of the Parent Stock Plans and any amendments thereto are included in the Parent SEC Documents.

(d) Except for the outstanding Parent Options and Parent RSUs or as set forth in Section 4.6(d) of the Parent Disclosure Schedule, there is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares of the capital stock or other Equity Securities of Parent, (ii) outstanding Equity Security, instrument or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other Equity Securities of Parent, (iii) stockholder rights plan (or similar plan commonly referred to as a “poison pill”) or Contract under which Parent is or may become obligated to sell or otherwise issue any shares of its capital stock or any other Equity Securities or (iv) condition or circumstance that may give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares of capital stock or other Equity Securities of Parent. There are no outstanding or authorized stock appreciation, phantom stock, profit participation or other similar rights with respect to Parent.

(e) All outstanding shares of Parent Common Stock, and all outstanding shares underlying Parent Options, Parent RSUs and other Equity Securities of Parent, including Equity Securities reserved pursuant to the Parent ESPP, have been issued and granted in material compliance with (i) all applicable securities laws and other applicable Law and (ii) all requirements set forth in applicable Contracts.

4.7 SEC Filings; Financial Statements.

(a) Parent has filed or furnished, as applicable, on a timely basis all forms, statements, certifications, reports, schedules, exhibits and other documents required to be filed or furnished by it with the SEC under the Exchange Act or the Securities Act since January 1, 2023 (the “Parent SEC Documents”). As of the time it was filed with the SEC (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), each of the Parent SEC Documents complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act (as the case may be) and, to Parent’s Knowledge, as of the time they were filed, none of the Parent SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The certifications and statements required by (i) Rule 13a-14 under the Exchange Act and (ii) 18 U.S.C. §1350 (Section 906 of the Sarbanes-Oxley Act) relating to the Parent SEC Documents (collectively, the “Parent Certifications”) are accurate and complete and comply as to form and content with all applicable Laws. As used in this Section 4.7, the term “file” and variations thereof shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC.

(b) The financial statements (including any related notes) contained or incorporated by reference in the Parent SEC Documents: (i) complied as to form in all material respects with the Securities Act and the Exchange Act, as applicable, and the published rules and regulations of the SEC applicable thereto, (ii) were prepared in accordance with GAAP (except as may be indicated in the notes to such financial statements or, in the case of unaudited financial statements, as permitted by Form 10-Q of the SEC, and except that the unaudited financial statements may not contain footnotes and are subject to normal and recurring year-end adjustments that are not reasonably expected to be material in amount) applied on a consistent basis unless otherwise noted therein throughout the periods indicated and (iii) fairly present, in all material respects, the financial position of Parent as of the respective dates thereof and the results of operations and cash flows of Parent for the periods covered thereby. Other than as expressly disclosed in the Parent SEC Documents filed prior to the date hereof, there has been no material change in Parent’s accounting methods or principles that would be required to be disclosed in Parent’s financial statements in accordance with GAAP. The books of account and other financial records of Parent and each of its Subsidiaries are true and complete in all material respects.

(c) Parent’s auditor has at all times since the date of enactment of the Sarbanes-Oxley Act been: (i) a registered public accounting firm (as defined in Section 2(a)(12) of the Sarbanes-Oxley Act), (ii) to the Knowledge of Parent, “independent” with respect to Parent within the meaning of Regulation S-X under the Exchange Act and (iii) to the Knowledge of Parent, in compliance with subsections (g) through (l) of Section 10A of the Exchange Act and the rules and regulations promulgated by the SEC and the Public Company Accounting Oversight Board thereunder.

(d) Except as set forth in Section 4.7(d) of the Parent Disclosure Schedule, Parent has not received any comment letter from the SEC or the staff thereof or any correspondence from Nasdaq or the staff thereof relating to the delisting or maintenance of listing of the Parent Common Stock on Nasdaq. Parent has not disclosed any unresolved comments in the Parent SEC Documents.

(e) Since January 1, 2023, there have been no formal internal investigations regarding financial reporting or accounting policies and practices discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer, or general counsel of Parent, the Parent Board or any committee thereof, other than ordinary course audits or reviews of accounting policies and practices or internal controls required by the Sarbanes-Oxley Act.

(f) Except as set forth in Section 4.7(f) of the Parent Disclosure Schedule, Parent is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act and the applicable listing and governance rules and regulations of Nasdaq.

(g) Parent maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that is sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, including policies and procedures sufficient to provide reasonable assurance (i) that Parent maintains records that in reasonable detail accurately and fairly reflect Parent’s transactions and dispositions of assets, (ii) that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, (iii) that receipts and expenditures are made only in accordance with authorizations of management and the Parent Board and (iv) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of Parent’s assets that could have a material effect on Parent’s financial statements. Parent has evaluated the effectiveness of Parent’s internal control over financial reporting and, to the extent required by applicable Law, presented in any applicable Parent SEC Document that is a report on Form 10-K or Form 10-Q (or any amendment thereto) its conclusions about the effectiveness of the internal control over financial reporting as of the end of the period covered by such report or amendment based on such evaluation. Parent has disclosed to Parent’s auditors and the Audit Committee of the Parent Board (and made available to the Company a summary of the significant aspects of such disclosure) (A) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s or its Subsidiaries’ internal control over financial reporting. Except as disclosed in the Parent SEC Documents filed prior to the date hereof, Parent has not identified any material weaknesses in the design or operation of Parent’s internal control over financial reporting.

(h) Parent’s “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) are reasonably designed to ensure that all information (both financial and non-financial) required to be disclosed by Parent in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to Parent’s principal executive officer and principal financial officer as appropriate to allow timely decisions regarding required disclosure and to make the Parent Certifications and such disclosure controls and procedures are reasonably effective. Parent has carried out the evaluation of the effectiveness of its disclosure controls and procedures as required by Rule 13a-15 of the Exchange Act.

(i) As of the date hereof and as of the date of effectiveness of the Registration Statement, Parent qualifies as a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K as promulgated under the Securities Act.

(j) Parent has not been and is not currently determined to be a “shell company” as defined under Section 12b-2 of the Exchange Act.

4.8 Absence of Changes. Except as set forth in Section 4.8 of the Parent Disclosure Schedule, between December 31, 2024 and the date of this Agreement, Parent has conducted its business only in the Ordinary Course of Business (except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto) and there has not been any (a) Parent Material Adverse Effect or (b) action, event or occurrence that would have required consent of the Company pursuant to Section 5.1(b) of this Agreement had such action, event or occurrence taken place after the execution and delivery of this Agreement.

4.9 Absence of Undisclosed Liabilities. Parent does not have any Liability of a type required to be reflected or reserved for on a balance sheet prepared in accordance with GAAP, except for: (a) Liabilities disclosed, reflected or reserved against in the Parent Audited Balance Sheet, (b) normal and recurring current Liabilities that have been incurred by Parent since December 31, 2024 in the Ordinary Course of Business (none of which relates to any breach of contract, breach of warranty, tort, infringement, or violation of Law), (c) Liabilities incurred in connection with the Contemplated Transactions and (d) Liabilities described in Section 4.9 of the Parent Disclosure Schedule.

4.10 Title to Assets. Parent owns, and has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all tangible properties or assets and equipment used or held for use in its business or operations or purported to be owned by it, including: (a) all assets reflected in the Parent Audited Balance Sheet and (b) all other assets reflected in the books and records of Parent as being owned by Parent. All of such assets are owned or, in the case of leased assets, leased by Parent free and clear of any Encumbrances, other than Permitted Encumbrances.

4.11 Real Property; Leasehold. Except as listed in Section 4.11 of the Parent Disclosure Schedule, Parent does not own and has never owned any real property. Parent has made available to the Company (a) an accurate and complete list of all real properties with respect to which Parent directly or indirectly holds a valid leasehold interest as well as any other real estate that is in the possession of or leased by Parent and (b) copies of all leases under which any such real property is possessed (the “Parent Real Estate Leases”), each of which is in full force and effect, with no existing material default thereunder.

4.12 Intellectual Property.

(a) Section 4.12(a) of the Parent Disclosure Schedule is an accurate, true and complete listing of all Parent Registered IP.

(b) Section 4.12(b) of the Parent Disclosure Schedule accurately identifies (i) all material Parent Contracts pursuant to which Parent IP Rights are licensed to Parent (other than (A) any non-customized software that (1) is so licensed solely in executable or object code form pursuant to a non-exclusive, internal use software license and other Intellectual Property associated with such software and (2) is not incorporated into, or material to the development, manufacturing, or distribution of, any of Parent products or services, (B) any Intellectual Property licensed on a non-exclusive basis ancillary to the purchase or use of equipment, reagents or other materials, (C) any confidential information provided under confidentiality agreements and (D) agreements between Parent and its employees in Parent’s standard form thereof) and (ii) whether the license or licenses granted to Parent are exclusive or non-exclusive.

(c) Section 4.12(c) of the Parent Disclosure Schedule accurately identifies each Parent Contract pursuant to which any Person has been granted any license under, or otherwise has received or acquired any right (whether or not currently exercisable) or interest in, any Parent IP Rights (other than (i) any confidential information provided under confidentiality agreements and (ii) any Parent IP Rights non-exclusively licensed to academic collaborators, suppliers or service providers for the sole purpose of enabling such academic collaborator, supplier or service providers to provide services for Parent’s benefit).

(d) Parent has delivered, or made available to the Company, a complete and accurate copy of all material Parent IP Rights Agreements.

(e) Neither the manufacture, marketing, license, offering for sale, sale, importation, use or intended use or other disposal of any product or technology as currently licensed or sold or under development by Parent, to the Knowledge of Parent, (i) violates any Parent Material Contract, nor (ii) infringes or misappropriates any valid and issued Patent right of any other Person, other than any Parent Registered IP licensed to Company by any other Person, which infringement or misappropriation would reasonably be expected to have a Parent Material Adverse Effect. To the Knowledge of Parent, no third party is infringing upon any Patents owned by Parent within the Parent IP Rights, or violating any license or agreement with Parent relating to any Parent IP Rights or is in violation of any Parent Material Contract under which Company has out-licensed any Parent IP Rights.

(f) As of the date of this Agreement, Parent is not a party to any Legal Proceeding (including, but not limited to, opposition, interference or other proceeding in any patent or other government office) contesting the validity, ownership or right to use, sell, offer for sale, license or dispose of any Parent Registered IP. Parent has not received any written notice asserting that any Parent Registered IP or the proposed use, sale, offer for sale, license or disposition of any products, methods, or processes claimed or covered thereunder conflicts with or infringes or misappropriates or violates the rights of any other Person or that Parent or any of its Subsidiaries have otherwise infringed, misappropriated or otherwise violated any Intellectual Property of any Person.

(g) To the Knowledge of Parent, no trademark (whether registered or unregistered) or trade name owned, used, or applied for by Parent conflicts or interferes with any trademark (whether registered or unregistered) or trade name owned, used, or applied for by any other Person except as would not have a Parent Material Adverse Effect. None of the goodwill associated with or inherent in any trademark (whether registered or unregistered) in which Parent has or purports to have an ownership interest has been impaired as determined by Parent in accordance with GAAP.

(h) Except as may be set forth in the Contracts listed on Sections 4.12(b) or 4.12(c) of the Parent Disclosure Schedule or as contained in license, distribution and service agreements entered into in the Ordinary Course of Business by Parent (i) Parent is not bound by any Contract to indemnify, defend, hold harmless, or reimburse any other Person with respect to any infringement, misappropriation, or similar claim relating to Intellectual Property that is material to Parent and (ii) Parent has never assumed, or agreed to discharge or otherwise take responsibility for, any existing or potential Liability of another Person for infringement, misappropriation, or violation of any Intellectual Property right, which assumption, agreement or responsibility remains in force as of the date of this Agreement.

4.13 Agreements, Contracts and Commitments. Section 4.13 of the Parent Disclosure Schedule identifies each Parent Contract that is in effect as of the date of this Agreement and is:

(i) a material contract as defined in Item 601(b)(10) of Regulation S-K as promulgated under the Securities Act;

(ii) a Contract to which Parent is a party or by which any of its assets and properties is currently bound, which, pursuant to the express terms thereof, require annual obligations of payment by, or annual payments to, Parent in excess of $2,500,000;

(iii) a Contract requiring payments by Parent or any of its Subsidiaries after the date of this Agreement in excess of $300,000 pursuant to its express terms relating to the employment of, or the performance of employment-related services by, any Person, including any employee, consultant or individual independent contractor, providing employment related, consulting or independent contractor services, not terminable by Parent or its Subsidiaries on ninety (90) calendar days’ or less notice without liability, except to the extent general principles of wrongful termination Law may limit Parent’s, its Subsidiaries’ or such successor’s ability to terminate employees at will;

(iv) each Parent Contract relating to any agreement or plan, including any stock option plan, stock appreciation right plan or stock purchase plan, any of the benefits of which could be increased, or the vesting of benefits of which could be accelerated, by the occurrence of any of the Contemplated Transactions (either alone or in conjunction with any other event, such as termination of service), or the value of any of the benefits of which will be calculated on the basis of any of the Contemplated Transactions;

(v) a Parent Real Estate Lease or a Contract disclosed in or required to be disclosed in Section 4.12(b) or Section 4.12(c) of the Parent Disclosure Schedule;

(vi) a Contract containing (A) any covenant limiting the freedom of Parent, its Affiliates or the Surviving Corporation to engage in any line of business or compete with any Person, or limiting the development, manufacture or distribution of the Parent’s products or services or (B) any grant of any option to any Intellectual Property rights;

(vii) a Contract with any Person, including any financial advisor, broker, finder, investment banker or other Person, providing advisory services to Parent or its Affiliates in connection with the Contemplated Transactions;

(viii) each Contract relating to any mortgages, indentures, loans, notes or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit in excess of $200,000 or creating any material Encumbrances with respect to any assets of Parent or any of its Subsidiaries or any loans or debt obligations with officers or directors of Parent; or

(ix) a Contract under which a third party would be entitled to receive a license or have any other rights in Intellectual Property of the Company, Parent or any of their Affiliates at the time of or immediately after the Effective Time,; or

(x) a Contract, plan, program, or policy providing for severance, termination compensation, retention or stay pay, change in control payments, or transaction-based bonuses.

Parent has delivered or made available to the Company accurate and complete copies of all Contracts to which Parent is a party or by which it is bound of the type described in clauses (i)-(x) of the immediately preceding sentence (any such Contract, a “Parent Material Contract”), including all amendments thereto. Parent has not nor, to Parent’s Knowledge as of the date of this Agreement, has any other party to a Parent Material Contract, breached, violated or defaulted under, or received notice that it breached, violated or defaulted under, any of the terms or conditions of any Parent Material Contract in such manner as would permit any other party to cancel or terminate any such Parent Material Contract, or would permit any other party to seek damages which would reasonably be expected to have a Parent Material Adverse Effect. As to Parent, as of the date of this Agreement, each Parent Material Contract is valid, binding, enforceable and in full force and effect, subject to the Enforceability Exceptions. No Person is renegotiating, or has a right pursuant to the terms of any Parent Material Contract to change, any material amount paid or payable to Parent under any Parent Material Contract or any other material term or provision of any Parent Material Contract.

4.14 Compliance; Permits; Restrictions.

(a) Parent is, and since January 1, 2023, has complied in all material respects with, is not in violation in any material respect of, and has not received any written notices of violation with respect to, applicable Law.

(b) Parent is not currently and has not, since January 1, 2023, been: (i) a party to the terms of a corporate integrity agreement, monitoring agreement, deferred prosecution agreement, consent decree, settlement order, or similar agreement imposed by the any Governmental Authority; or (ii) subject of any pending third party audit, other than routine customer audits, or investigation.

(c) Parent and its Subsidiaries hold the respective licenses, certificates, clearances, approvals, permits or other authorizations or registrations set forth in Section 4.14(c) of the Parent Disclosure Schedule (the “Parent Scheduled Permits”). The Parent Scheduled Permits represent all the licenses, certificates, clearances, approvals, permits or other authorizations or registrations required for Parent to comply in all material respects with all Laws, and all such Parent Scheduled Permits are valid and in full force and effect. Parent and its Subsidiaries have not received any written notice or other written communication, any oral notice or other oral communication, from any Governmental Authority regarding (i) any actual or possible violation of applicable Law or any Parent Scheduled Permit or any failure to comply with any term or requirement of any Parent Scheduled Permit or (ii) any actual or possible revocation, withdrawal, suspension, cancellation, termination or modification of any Parent Scheduled Permit.

4.15 Legal Proceedings; Orders.

(a) Except as set forth in Section 4.15 of the Parent Disclosure Schedule, there is no pending Legal Proceeding and, to the Knowledge of Parent, no Person has threatened in writing to commence any Legal Proceeding: (i) that involves Parent or any Parent Associate (in his or her capacity as such) or any of the material assets owned or used by Parent or (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Contemplated Transactions.

(b) There is no Order to which Parent, or any of the material assets owned or used by Parent is subject. To the Knowledge of Parent, no officer or other Key Employee of Parent is subject to any Order that prohibits such officer or employee from engaging in or continuing any conduct, activity or practice relating to the business of Parent or to any material assets owned or used by Parent.

4.16 Tax Matters.

(a) Each of Parent and Merger Sub has timely filed (taking into account automatic extensions of time to file) all federal income Tax Returns and other material Tax Returns that they were required to file under applicable Law. All such Tax Returns were correct and complete in all material respects and have been prepared in material compliance with all applicable Law. Subject to exceptions as would not be material, no written claim has ever been made by a Governmental Authority in a jurisdiction where Parent does not file Tax Returns that Parent is subject to taxation by that jurisdiction.

(b) All material Taxes due and owing by Parent (whether or not shown on any Tax Return) have been paid. Since December 31, 2024, Parent has not incurred any material Liability for Taxes outside the Ordinary Course of Business or otherwise inconsistent with past custom and practice, other than in connection with the transactions contemplated by this Agreement.

(c) Each of Parent and Merger Sub has withheld and paid all material Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party.

(d) There are no Encumbrances for material Taxes (other than Permitted Encumbrances) upon any of the assets of Parent.

(e) No deficiencies for material Taxes with respect to Parent have been claimed, proposed or assessed by any Governmental Authority in writing. There are no pending (or, based on written notice, threatened) audits, assessments or other actions for or relating to any Liability in respect of a material amount of Taxes of Parent. Parent has not waived any statute of limitations in respect of material Taxes or agreed to any extension of time with respect to a material Tax assessment or deficiency.

(f) Parent is not a party to any Tax allocation, Tax sharing or similar agreement (including indemnity arrangements), other than customary Contracts entered into in the Ordinary Course of Business, including with vendors, customers, lenders, or landlords, the principal subject matter of which is not Taxes.

(g) Parent has never been a (i) member of an affiliated group filing a consolidated U.S. federal income Tax Return (other than a group the common parent of which is Parent) or (ii) party to any joint venture, partnership, or other arrangement that is treated as a partnership for U.S. federal income Tax purposes. Parent does not have any Liability for the Taxes of any Person (other than Parent and Merger Sub) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign Law) or as a transferee or successor.

(h) Parent has not distributed stock of another Person, or had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code or Section 361 of the Code.

(i) Parent has not entered into any transaction identified as a “listed transaction” for purposes of Treasury Regulations Sections 1.6011-4(b)(2) or 301.6111-2(b)(2).

(j) Parent does not have a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise has an office or fixed place of business in a country other than the country in which it is organized.

(k) Parent is not an “investment company” within the meaning of Section 368(a)(2)(F) of the Code.

(l) Parent has not taken, or agreed to take, any action that would reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment. To the Knowledge of Parent, no facts or circumstances exist that would reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment.

Notwithstanding anything herein to the contrary, this Section 4.16 and, to the extent it relates to Taxes, Section 4.16, contain the sole representations concerning Taxes of Parent and its Subsidiaries.

4.17 Employee and Labor Matters; Benefit Plans.

(a) The employment of each of Parent’s and any of its Subsidiaries employees is terminable by Parent at will.

(b) Neither Parent or any of its Subsidiaries is a party to, bound by, or has a duty to bargain under, any collective bargaining agreement or other Contract with a labor organization representing any of its employees, and there are no labor organizations representing or, to the Knowledge of Parent, purporting to represent or seeking to represent any employees of Parent or its Subsidiaries.

(c) Section 4.17(c) of the Parent Disclosure Schedule lists all material Parent Employee Plans. True, complete and correct copies of the following documents, with respect to each Parent Employee Plan, where applicable, have previously been made available to the Company: (i) all documents embodying or governing such Parent Employee Plan (or for unwritten Parent Employee Plans a written description of the material terms of such Parent Employee Plan) and any funding medium for the Parent Employee Plan; (ii) the most recent IRS determination or opinion letter; (iii) the most recently filed Form 5500; (iv) the most recent actuarial valuation report; (v) the most recent summary plan description (or other descriptions provided to employees) and all modifications thereto; (vi) the last three (3) years of non-discrimination testing results; and (vii) all non-routine correspondence to and from any governmental agency.

(d) Each Parent Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination or opinion letter with respect to such qualified status from the IRS. To the Knowledge of Parent, nothing has occurred that would reasonably be expected to materially and adversely affect the qualified status of any such Parent Employee Plan or the exempt status of any related trust or require corrective action to the IRS or Employee Plan Compliance Resolution System to maintain such qualification.

(e) Each Parent Employee Plan has been established, administered, maintained and operated in compliance, in all material respects, with its terms and all applicable Law, including the Code, ERISA, and the Affordable Care Act. No Legal Proceeding (other than those relating to routine claims for benefits) is pending or, to the Knowledge of Parent, threatened with respect to any Parent Employee Plan. All payments and/or contributions required to have been made with respect to all Parent Employee Plans either have been made or have been accrued in accordance with the terms of the applicable Parent Employee Plan and applicable Law. The Company Employee Plans satisfy in all material respects the minimum coverage, affordability and non-discrimination requirements under the Code. No Company Employee Plan is, or within the past six (6) years has been, the subject of an application or filing under a government sponsored amnesty, voluntary compliance, or similar program, or been the subject of any self-correction under any such program.

(f) Neither Parent nor any of its ERISA Affiliates has ever maintained, contributed to, or been required to contribute to (i) any employee benefit plan that is or was subject to Title IV or Section 302 of ERISA or Section 412 of the Code, (ii) a Multiemployer Plan, (iii) any funded welfare benefit plan within the meaning of Section 419 of the Code, (iv) any Multiple Employer Plan, or (v) any Multiple Employer Welfare Arrangement. Neither Parent nor any of its ERISA Affiliates has ever incurred any Liability under Title IV of ERISA that has not been paid in full.

(g) Except as set forth in Section 4.17(g) of the Parent Disclosure Schedule, no Parent Employee Plan provides for medical or other welfare benefits beyond termination of service or retirement, other than pursuant to (i) COBRA or an analogous state Law requirement or (ii) continuation coverage through the end of the month in which such termination or retirement occurs. Neither Parent nor any of its Subsidiaries sponsors or maintains any self-funded medical or long-term disability benefit plan.

(h) No Parent Employee Plan is subject to any Law of a foreign jurisdiction outside of the United States.

(i) No Parent Options, Parent RSUs, or other equity-based awards issued or granted by Parent are subject to the requirements of Code Section 409A. Each Parent Employee Plan that constitutes in any part a “nonqualified deferred compensation plan” (as such term is defined under Section 409A(d)(1) of the Code and the guidance thereunder) (each, a “Parent 409A Plan”) complies in all material respects, in both form and operation, with the requirements of Code Section 409A and the guidance thereunder. No payment to be made under any Parent 409A Plan is or, when made in accordance with the terms of the Parent 409A Plan, will be subject to the penalties of Code Section 409A(a)(1).

(j) Parent and each of its Subsidiaries is in compliance in all material respects with all applicable federal, state and local laws, rules and regulations respecting employment, employment practices, terms and conditions of employment, worker classification, Tax withholding, prohibited discrimination, equal employment, fair employment practices, meal and rest periods, work authorization and immigration status, employee safety and health, wages (including overtime wages), compensation, and hours of work, and in each case, with respect to the employees of Parent and its Subsidiaries: (i) has withheld and reported all material amounts required by law or by agreement to be withheld and reported with respect to wages, salaries and other payments to employees, (ii) is not liable for any arrears of wages, severance pay or any Taxes or any penalty for failure to comply with any of the foregoing and (iii) is not liable for any material payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the Ordinary Course of Business). There are no actions, suits, claims or administrative matters pending or, to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries relating to any employee, employment agreement, Parent Employee Plan (other than routine claims for benefits) or other labor or employment matter. To the Knowledge of Parent, there are no pending or threatened claims or actions against Parent, any of its Subsidiaries, any Parent trustee or any trustee of any Subsidiary under any workers’ compensation policy or long-term disability policy. Parent is not a party to a conciliation agreement, consent decree or other agreement or Order with any federal, state, or local agency or Governmental Authority with respect to employment practices.

(k) Neither Parent nor any of its Subsidiaries has any material Liability with respect to any misclassification since January 1, 2023: (i) any Person as an independent contractor rather than as an employee, (ii) any employee leased from another employer or (iii) any employee currently or formerly classified as exempt from overtime wages. Parent has not taken any action which would constitute a “plant closing” or “mass layoff” within the meaning of the WARN Act or similar state or local law, issued any notification of a plant closing or mass layoff required by the WARN Act or similar state or local law, or incurred any Liability or obligation under the WARN Act or any similar state or local law that remains unsatisfied.

(l) There has never been, nor has there been any threat of, any strike, slowdown, work stoppage, lockout, job action, union, organizing activity, question concerning representation or any similar activity or dispute, affecting Parent or any of its Subsidiaries. No event has occurred within the past six (6) months, and no condition or circumstance exists, that might directly or indirectly be likely to give rise to or provide a basis for the commencement of any such strike, slowdown, work stoppage, lockout, job action, union organizing activity, question concerning representation or any similar activity or dispute.

(m) Neither Parent nor any of its Subsidiaries is not, nor has Parent or any of its Subsidiaries been, engaged in any unfair labor practice within the meaning of the National Labor Relations Act. There is no Legal Proceeding, claim, labor dispute or grievance pending or, to the Knowledge of Parent, threatened or reasonably anticipated relating to any employment contract, privacy right, labor dispute, wages and hours, leave of absence, plant closing notification, workers’ compensation policy, long-term disability policy, harassment, retaliation, immigration, employment statute or regulation, safety or discrimination matter involving any Parent Associate, including charges of unfair labor practices or discrimination complaints.

(n) There is no contract, agreement, plan or arrangement to which Parent or any of its Subsidiaries is a party or by which it is bound to compensate any of its employees for excise Taxes paid pursuant to Section 4999 or Section 409A of the Code.

(o) Neither Parent nor any of its Subsidiaries is a party to any Contract that could, due to the Merger (either alone or in conjunction with any other event) (i) result in the payment of any “parachute payment” within the meaning of Section 280G of the Code or (ii) result in, or cause the accelerated vesting, payment, funding or delivery of, or increase the amount or value of, any payment or benefit to any current or former employee, officer, director or other service provider of Parent or any of its Subsidiaries.

4.18 Environmental Matters. Since January 1, 2023, Parent has complied with all applicable Environmental Laws, which compliance includes the possession by Parent of all permits and other Governmental Authorizations required under applicable Environmental Laws and compliance with the terms and conditions thereof, except for any failure to be in compliance that, individually or in the aggregate, would not result in a Parent Material Adverse Effect. Parent has not received since January 1, 2023, any written notice or other communication (in writing or otherwise), whether from a Governmental Authority, citizens group, employee or otherwise, that alleges that Parent is not in compliance with any Environmental Law, and, to the Knowledge of Parent, there are no circumstances that may prevent or interfere with Parent’s compliance with any Environmental Law in the future, except where such failure to comply would not reasonably be expected to have a Parent Material Adverse Effect. To the Knowledge of Parent: (i) no current or prior owner of any property leased or controlled by Parent has received since January 1, 2023, any written notice or other communication relating to property owned or leased at any time by Parent, whether from a Governmental Authority, citizens group, employee or otherwise, that alleges that such current or prior owner or Parent is not in material compliance with or violated in any material respect any Environmental Law relating to such property and (ii) Parent has no material Liability under any Environmental Law.

4.19 Insurance. Parent has made available to the Company accurate and complete copies of all material insurance policies and all material self-insurance programs and arrangements relating to the business, assets, Liabilities and operations of Parent. Each of such insurance policies is in full force and effect and Parent is in compliance in all material respects with the terms thereof. Other than customary end of policy notifications from insurance carriers, since January 1, 2023, Parent has not received any notice or other communication regarding any actual or possible: (i) cancellation or invalidation of any insurance policy or (ii) refusal or denial of any coverage, reservation of rights or rejection of any material claim under any insurance policy. Parent has provided timely written notice to the appropriate insurance carrier(s) of each Legal Proceeding pending against Parent for which Parent has insurance coverage, and no such carrier has issued a denial of coverage or a reservation of rights with respect to any such Legal Proceeding, or informed Parent of its intent to do so.

4.20 Transactions with Affiliates. Except as set forth in the Parent SEC Documents filed prior to the date of this Agreement, since the date of Parent’s last Form 10-K filed in 2025 with the SEC, no event has occurred that would be required to be reported by Parent pursuant to Item 404 of Regulation S-K promulgated by the SEC. Section 4.20 of the Parent Disclosure Schedule identifies each Person who is (or who may be deemed to be) an Affiliate of Parent as of the date of this Agreement.

4.21 No Financial Advisors. Other than Houlihan Lokey Capital, Inc., no broker, finder or investment banker is entitled to any brokerage fee, finder’s fee, opinion fee, success fee, transaction fee or other fee or commission in connection with the Contemplated Transactions based upon arrangements made by or on behalf of Parent.

4.22 Valid Issuance. The Parent Common Stock to be issued in the Merger will, when issued in accordance with the provisions of this Agreement, be validly issued, fully paid and nonassessable.

4.23 Privacy and Data Security. Parent and its Subsidiaries have complied in all material respects with all applicable Privacy Laws and the applicable terms of any Parent Contracts relating to privacy, security, collection or use of Personal Data of any individuals (including clinical trial participants, patients, patient family members, caregivers or advocates, physicians and other health care professionals, clinical trial investigators, researchers, pharmacists) that interact with Parent or any of its Subsidiaries in connection with the operation of Parent’s and its Subsidiaries’ business. To the Knowledge of Parent, Parent has implemented and maintains reasonable Privacy Policies and has complied with its Privacy Policies, except for such noncompliance as has not to the Knowledge of Parent had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. To the Knowledge of Parent, as of the date hereof, no claims have been asserted or threatened against Parent by any Person alleging a violation of Privacy Laws, Privacy Policies and/or the applicable terms of any Parent Contracts relating to privacy, security, collection or use of Personal Data of any individuals. To the Knowledge of Parent, there have been no data Security Incidents, Personal Data breaches or other adverse events or incidents related to Personal Data of any individuals (including clinical trial participants) or Parent data in the custody or control of Parent or any service provider acting on behalf of Parent, in each case where such incident, breach or event would result in a notification obligation to any Person under applicable law or pursuant to the terms of any Parent Contract.

4.24 Opinion of Financial Advisor. The Parent Special Committee has received an opinion of Houlihan Lokey Capital, Inc., to the effect that, as of May 21, 2025 and subject to the assumptions, qualifications, limitations and other matters set forth therein, the Exchange Ratio in the Merger pursuant to this Agreement is fair, from a financial point of view, to Parent. It is agreed and understood that such opinion is for the benefit of the Parent Special Committee and may not be relied upon by the Company. Parent will make available to the Company signed copies of such opinion as soon as possible following the date of this Agreement. As of the date hereof, such opinion has not been withdrawn, revoked or otherwise modified.

4.25 No Other Representations or Warranties. Parent hereby acknowledges and agrees that, except for the representations and warranties contained in this Agreement, neither the Company nor any of its Subsidiaries nor any other person on behalf of the Company or its Subsidiaries makes any express or implied representation or warranty with respect to the Company or its Subsidiaries or with respect to any other information provided to Parent, Merger Sub or stockholders or any of their respective Affiliates in connection with the transactions contemplated hereby.

Section 5 Certain Covenants of the Parties.

5.1 Operation of Parent’s Business.

(a) Except (i) as expressly contemplated or permitted by this Agreement, (ii) as set forth in Section 5.1(a) of the Parent Disclosure Schedule, (iii) as required by applicable Law, or (iv) unless the Company shall otherwise consent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), during the period commencing on the date of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Section 10.1 and the Effective Time (the “Pre-Closing Period”), Parent shall, subject to Section 5.1(b), use commercially reasonable efforts to conduct its business and operations in the Ordinary Course of Business and in material compliance with all applicable Law and the requirements of all Contracts that constitute Parent Material Contracts.

(b) Except (i) as expressly contemplated or permitted by this Agreement, (ii) as set forth in Section 5.1(b) of the Parent Disclosure Schedule, (iii) as required by applicable Law, or (iv) with the prior written consent of the Company (which consent shall not be unreasonably withheld, delayed or conditioned), at all times during the Pre-Closing Period, Parent shall not:

(i) declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of Parent Capital Stock or repurchase, redeem or otherwise reacquire any shares of Parent Capital Stock or other Equity Securities (except for shares of Parent Common Stock from terminated employees, directors or consultants of Parent);

(ii) sell, issue, grant, pledge or otherwise dispose of or encumber or authorize the issuance of: (A) any capital stock or other Equity Security (except for Parent Common Stock issued upon the valid exercise or settlement of outstanding Parent Options or Parent RSUs as applicable, and shares of Parent Common Stock issuable under the Parent ESPP), (B) any option, warrant or right to acquire any capital stock or any other Equity Security or (C) any instrument convertible into or exchangeable for any capital stock or other Equity Security of Parent;

(iii) other than in the Ordinary Course of Business, form any Subsidiary (other than Merger Sub) or acquire any Equity Securities or other interest in any other Entity or enter into a joint venture with any other Entity;

(iv) except as required to give effect to anything in contemplation of the Closing, amend any of its Organizational Documents, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except, for the avoidance of doubt, the Contemplated Transactions;

(v) (A) lend money to any Person, (B) incur or guarantee any indebtedness for borrowed money, other than in the Ordinary Course of Business, (C) guarantee any debt securities of others or (D) make any capital expenditure or commitment in excess of $250,000;

(vi) other than in the Ordinary Course of Business or as required under the terms of any Parent Employee Plan or applicable Law: (A) adopt, establish or enter into any Parent Employee Plan, (B) cause or permit any Parent Employee Plan to be amended other than as required by law or in order to make amendments for the purposes of Section 409A of the Code, (C) pay any material bonus or make any profit-sharing or similar payment to (except with respect to obligations pursuant to any Parent Employee Plan), or, other than an employee newly hired in the Ordinary Course of Business and broad based increases in base compensation that are in the Ordinary Course of Business, increase the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its employees, directors or consultants or (D) increase the severance or change of control benefits offered to any Parent Associate;

(vii) hire any employee with a salary greater than $200,000;

(viii) enter into any material transaction outside the Ordinary Course of Business;

(ix) acquire any material asset or sell, lease or otherwise irrevocably dispose of any of its assets or properties, or grant any Encumbrance with respect to such assets or properties, except in the Ordinary Course of Business;

(x) make, change or revoke any material Tax election, file any amendment making any material change to any Tax Return or adopt or change any material accounting method in respect of Taxes, enter into any Tax closing agreement, settle any income or other material Tax claim or assessment, submit any voluntary disclosure application, enter into any Tax allocation, Tax sharing or similar agreement (including indemnity arrangements), other than customary Contracts entered into in the Ordinary Course of Business, including with vendors, customers, lenders, or landlords, the principal subject matter of which is not Taxes, or consent to any extension or waiver of the limitation period applicable to or relating to any Tax claim or assessment, other than any such extension or waiver that is obtained in the Ordinary Course of Business;

(xi) other than in the Ordinary Course of Business, enter into, amend or terminate any Parent Material Contract;

(xii) terminate or modify in any material respect, or fail to exercise renewal rights with respect to, any material insurance policy;

(xiii) sell, assign, transfer, license, sublicense or otherwise dispose of any material Company IP Rights (other than pursuant to non-exclusive licenses in the Ordinary Course of Business);

(xiv) initiate or settle any Legal Proceeding or other claim or dispute involving or against Parent in excess of $250,000 in the aggregate; or

(xv) agree, resolve or commit to do any of the foregoing.

Nothing contained in this Agreement shall give the Company, directly or indirectly, the right to control or direct the operations of Parent prior to the Effective Time. Prior to the Effective Time, Parent shall exercise, consistent with the terms and conditions of this Agreement, complete unilateral control and supervision over its business operations.

5.2 Operation of the Company’s Business.

(a) Except (i) as expressly contemplated or permitted by this Agreement, (ii) as set forth in Section 5.2(a) of the Company Disclosure Schedule, (iii) as required by applicable Law, or (iv) unless Parent shall otherwise consent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), during the Pre-Closing Period the Company shall, and shall cause its Subsidiaries to, subject to Section 5.2(b), use commercially reasonable efforts to conduct its business and operations in the Ordinary Course of Business and in material compliance with all applicable Law and the requirements of all Contracts that constitute Company Material Contracts.

(b) Except (i) as expressly contemplated or permitted by this Agreement, (ii) as set forth in Section 5.2(b) of the Company Disclosure Schedule, (iii) as required by applicable Law, or (iv) with the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned), at all times during the Pre-Closing Period, the Company shall not, nor shall it cause or permit any of its Subsidiaries to, do any of the following:

(i) declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of capital stock other than regular dividends on its shares of Company Preferred Stock; or repurchase, redeem or otherwise reacquire any shares of Company Capital Stock or other Equity Securities (except for shares of Company Common Stock from terminated employees, directors or consultants of the Company);

(ii) except as required to give effect to anything in contemplation of the Closing, amend any of its or its Subsidiaries’ Organizational Documents, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except, for the avoidance of doubt, the Contemplated Transactions;

(iii) sell, issue, grant, pledge or otherwise dispose of or encumber or authorize the issuance of: (A) any capital stock or other Equity Security of the Company or any of its Subsidiaries (except for shares of outstanding Company Common Stock issued upon the valid exercise of Company Equity Awards), (B) any option, warrant or right to acquire any capital stock or any other Equity Security or (C) any instrument convertible into or exchangeable for any capital stock or other Equity Security of the Company or any of its Subsidiaries;

(iv) form any Subsidiary or acquire any Equity Securities or other interest in any other Entity or enter into a joint venture with any other Entity;

(v) (A) lend money to any Person, (B) incur or guarantee any indebtedness for borrowed money, other than in the Ordinary Course of Business, (C) guarantee any debt securities of others or (D) make any capital expenditure or commitment in excess of $250,000;

(vi) other than in the Ordinary Course of Business or as required under the terms of any Company Employee Plan or applicable law: (A) adopt, establish or enter into any Company Employee Plan, (B) cause or permit any Company Employee Plan to be amended other than as required by law or in order to make amendments for the purposes of Section 409A of the Code, (C) pay any material bonus or make any profit-sharing or similar payment to (except with respect to obligations pursuant to any Company Employee Plan), or, other than to an employee newly hired in the Ordinary Course of Business and broad-based increases in base compensation that are in the Ordinary Course of Business, increase the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its directors, officers or employees or (D) increase the severance or change of control benefits offered to any current or new Company Associate;

(vii) hire any employee with a salary greater than $200,000;

(viii) enter into any material transaction outside the Ordinary Course of Business;

(ix) acquire any material asset or sell, lease or otherwise irrevocably dispose of any of its assets or properties, or grant any Encumbrance with respect to such assets or properties, except in the Ordinary Course of Business;

(x) sell, assign, transfer, license, sublicense or otherwise dispose of any material Company IP Rights (other than pursuant to non-exclusive licenses in the Ordinary Course of Business);

(xi) make, change or revoke any material Tax election, file any amendment making any material change to any Tax Return or adopt or change any material accounting method in respect of Taxes, enter into any Tax closing agreement, settle any income or other material Tax claim or assessment, submit any voluntary disclosure application, enter into any Tax allocation, Tax sharing or similar agreement (including indemnity agreements), other than customary Contracts entered into in the Ordinary Course of Business, including with vendors, customers, lenders, or landlords, the principal subject matter of which is not Taxes, or consent to any extension or waiver of the limitation period applicable to or relating to any Tax claim or assessment, other than any such extension or waiver that is obtained in the Ordinary Course of Business;

(xii) other than in the Ordinary Course of Business, enter into, amend or terminate any Company Material Contract;

(xiii) terminate or modify in any material respect, or fail to exercise renewal rights with respect to, any material insurance policy;

(xiv) initiate or settle any Legal Proceeding or other claim or dispute involving or against the Company or any Subsidiary of the Company in excess of $250,000 in the aggregate; or

(xv) agree, resolve or commit to do any of the foregoing.

Nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the operations of the Company prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete unilateral control and supervision over its business operations.

5.3 Access and Investigation.

(a) Subject to the terms of the Confidentiality Agreement, which the Parties agree will continue in full force following the date of this Agreement, during the Pre-Closing Period, upon reasonable notice, Parent, on the one hand, and the Company, on the other hand, shall and shall use commercially reasonable efforts to cause such Party’s Representatives to: (a) provide the other Party and such other Party’s Representatives with reasonable access during normal business hours to such Party’s Representatives, personnel and assets and to all existing books, records, Tax Returns, work papers and other documents and information relating to such Party and its Subsidiaries, (b) provide the other Party and such other Party’s Representatives with such copies of the existing books, records, Tax Returns, work papers, product data, and other documents and information relating to such Party and its Subsidiaries, and with such additional financial, operating and other data and information regarding such Party and its Subsidiaries as the other Party may reasonably request and (c) permit the other Party’s officers and other employees to meet, upon reasonable notice and during normal business hours, with the chief financial officer and other officers and managers of such Party responsible for such Party’s financial statements and the internal controls of such Party to discuss such matters as the other Party may deem necessary. Any investigation conducted by either Parent or the Company pursuant to this Section 5.3 shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the other Party.

(b) Notwithstanding anything herein to the contrary in this Section 5.3, no access or examination contemplated by this Section 5.3 shall be permitted to the extent that it would require any Party or its Subsidiaries to waive the attorney-client privilege or attorney work product privilege, breach any agreement with any third party or violate any applicable Law; provided, that such Party or its Subsidiary (i) shall be entitled to withhold only such information that may not be provided without causing such violation or waiver, (ii) shall provide to the other Party all related information that may be provided without causing such violation or waiver (including, to the extent permitted, redacted versions of any such information) and (iii) shall enter into such effective and appropriate joint-defense agreements or other protective arrangements as may be reasonably requested by the other Party in order that all such information may be provided to the other Party without causing such violation or waiver.

(c) Each of the Parties hereby agree that no investigation by any of the Parties or their respective Representatives or information provided, made available or delivered pursuant to this Agreement shall affect the representations, warranties, covenants or agreements of any other party set forth herein.

5.4 No Solicitation.

(a) Each of Parent and the Company agrees that, during the Pre-Closing Period, neither it nor any of its Subsidiaries shall, nor shall it or any of its Subsidiaries authorize any of its Representatives to, directly or indirectly: (i) solicit, initiate or knowingly encourage, induce or facilitate the communication, making, submission or announcement of any Acquisition Proposal or Acquisition Inquiry or take any action that could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry, (ii) furnish any non-public information regarding such Party to any Person in connection with or in response to an Acquisition Proposal or Acquisition Inquiry, (iii) engage in discussions or negotiations with any Person with respect to any Acquisition Proposal or Acquisition Inquiry, (iv) approve, endorse or recommend any Acquisition Proposal (subject to Section 6.2 and Section 6.3), (v) execute or enter into any letter of intent or any Contract contemplating or otherwise relating to any Acquisition Transaction or (vi) publicly propose to do any of the foregoing; provided, however, that, notwithstanding anything contained in this Section 5.4 and subject to compliance with this Section 5.4, prior to the approval of this Agreement by a Party’s stockholders (i.e., the Required Company Stockholder Vote, in the case of the Company and its Subsidiaries, or the Required Parent Stockholder Vote, in the case of Parent), such Party may, pursuant to an Acceptable Confidentiality Agreement, furnish non-public information regarding such Party and its Subsidiaries to, and enter into discussions or negotiations with, any Person in response to a bona fide written Acquisition Proposal by such Person which such Party’s board of directors determines in good faith, after consultation with such Party’s financial advisors and outside legal counsel, constitutes, or is reasonably likely to result in, a Superior Offer (and is not withdrawn) if: (A) neither such Party nor any Representative of such Party shall have breached this Section 5.4 in any material respect, (B) the board of directors of such Party concludes in good faith based on the advice of outside legal counsel that the failure to take such action would reasonably be expected to be inconsistent with the board of directors’ fiduciary duties under applicable Law, (C) prior to or concurrently with initially furnishing any such nonpublic information to, or entering into discussions with, such Person, such Party gives the other Party written notice of the identity of such Person and of such Party’s intention to furnish nonpublic information to, or enter into discussions with, such Person, (D) such Party receives from such Person an executed Acceptable Confidentiality Agreement and (E) prior to or concurrently with furnishing any such nonpublic information to such Person, such Party furnishes such nonpublic information to the other Party (to the extent such information has not been previously furnished by such Party to the other Party). Without limiting the generality of the foregoing, each Party acknowledges and agrees that, in the event any Representative of such Party takes any action that, if taken by such Party, would constitute a breach of this Section 5.4 by such Party, the taking of such action by such Representative shall be deemed to constitute a breach of this Section 5.4 by such Party for purposes of this Agreement.

(b) If any Party or any Representative of such Party receives an Acquisition Proposal or Acquisition Inquiry at any time during the Pre-Closing Period, then such Party shall promptly (and in no event later than one (1) Business Day after such Party becomes aware of such Acquisition Proposal or Acquisition Inquiry) advise the other Party orally and in writing of such Acquisition Proposal or Acquisition Inquiry (including the identity of the Person making or submitting such Acquisition Proposal or Acquisition Inquiry, and the terms thereof), and provide the other Party with an unredacted copy of such Acquisition Proposal or Acquisition Inquiry. Such Party shall keep the other Party reasonably informed with respect to the status and terms of any such Acquisition Proposal or Acquisition Inquiry and any material modification or material proposed modification thereto.

(c) Each Party shall immediately cease and cause to be terminated any existing discussions, negotiations and communications with any Person that relate to any Acquisition Proposal or Acquisition Inquiry as of the date of this Agreement and shall immediately (and in no event later than three (3) Business Days) request the destruction or return of any nonpublic information provided to such Person and terminate all physical and electronic data room access previously granted to such Persons (other than the Company and its Representatives). Parent shall not modify, amend or terminate, or waive, release or assign any provisions of, any confidentiality or standstill agreement (or any similar agreement) to which it is a party relating to any such Acquisition Proposal or Acquisition Inquiry and shall enforce, to the fullest extent permitted under applicable Laws, the provisions of any such agreement; provided, that the Parent shall be permitted to waive any standstill agreement (or similar agreement) in order to permit a Person to make an Acquisition Proposal to the Parent Board in a confidential manner, if and only if the Parent Board shall have determined in good faith, after consultation with its outside legal counsel, that the failure to so waive would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law.

5.5 Notification of Certain Matters. During the Pre-Closing Period, each of the Company, on the one hand, and Parent, on the other hand, shall promptly notify the other (and, if in writing, furnish copies of) if any of the following occurs: (a) any notice or other communication is received from any Person alleging that the Consent of such Person is or may be required in connection with any of the Contemplated Transactions, (b) any Legal Proceeding against or involving or otherwise affecting such Party or its Subsidiaries is commenced, or, to the Knowledge of such Party, threatened against such Party or, to the Knowledge of such Party, any director, officer or Key Employee of such Party, (c) such Party becomes aware of any inaccuracy in any representation or warranty made by such Party in this Agreement or (d) the failure of such Party to comply with any covenant or obligation of such Party; in each case of the foregoing clauses (c) and (d) that could reasonably be expected to make the timely satisfaction of any of the conditions set forth in Sections 7, 8 and 9, as applicable, impossible or materially less likely. No such notice shall be deemed to supplement or amend the Company Disclosure Schedule or the Parent Disclosure Schedule for the purpose of (x) determining the accuracy of any of the representations and warranties made by the Company in this Agreement or (y) determining whether any condition set forth in Section 7, 8 or 9 has been satisfied. Any failure by either Party to provide notice pursuant to this Section 5.5 shall not be deemed to be a breach for purposes of Section 8.2 or 9.2, as applicable, unless such failure to provide such notice was knowing and intentional.

Section 6 Additional Agreements of the Parties.

6.1 Registration Statement; Joint Proxy Statement/Prospectus.

(a) As promptly as practicable after the date of this Agreement, Parent and the Company shall cooperate to jointly prepare (i) the Joint Proxy Statement/Prospectus and (ii) a registration statement on Form S-4 (together with any amendments or supplements thereto, the “Form S-4”), in which the Joint Proxy Statement/Prospectus shall be included as a part (the Joint Proxy Statement/Prospectus and the Form S-4, collectively, the “Registration Statement”), in connection with the registration under the Securities Act of (x) the shares of Parent Common Stock to be issued by virtue of the Merger in exchange for Company Common Stock and (y) the shares of Parent Series A Preferred Stock to be issued by virtue of the Merger in exchange for Company Preferred Stock. As promptly as practicable after the date of this Agreement (and provided the Company has complied with its obligations pursuant to this Section 6.1, no later than forty-five (45) days following the date hereof, subject to a further extension of up to ten (10) Business Days following the later of the filing with the SEC of Parent’s and the Company’s reports on Form 10-K for the fiscal year ended December 31, 2025, if required by applicable SEC rules to include audited financial statements in the Registration Statement for such fiscal year), Parent shall file the Registration Statement with the SEC. Each of Parent and the Company shall use their commercially reasonable efforts to cause the Registration Statement to be declared effective as promptly as practicable, and shall take all or any action required under any applicable federal, state, securities and other Laws in connection with the issuance of shares of Parent Common Stock and Parent Series A Preferred Stock pursuant to the Merger. Each of the Parties shall furnish all information concerning itself and their Affiliates, as applicable, to the other Parties as the other Parties may reasonably request in connection with such actions and the preparation of the Registration Statement and Joint Proxy Statement/Prospectus. Parent shall provide the Company with copies of any written comments, and shall inform the Company of any oral comments, that Parent receives from the SEC or its staff with respect to the Registration Statement promptly after the receipt of such comments and shall give the Company a reasonable opportunity to review and comment on any proposed written or oral responses to such comments prior to responding to the

SEC or its staff or and any amendment to the Registration Statement in response thereto prior to filing such amendment. If Parent or the Company becomes aware that any information contained in the Registration Statement shall have become false or misleading in any material respect or that the Registration Statement is required to be amended in order to comply with applicable Law, then (i) such Party shall promptly inform the other Parties and (ii) Parent, on the one hand, and the Company, on the other hand, shall cooperate and mutually agree upon (such agreement not to be unreasonably withheld or delayed) an amendment or supplement to the Registration Statement.

(b) Parent and the Company each covenant and agree that the Registration Statement (and the letter to stockholders, notice of meeting and form of proxy included therewith) will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. Parent and the Company each covenant and agree that the information supplied by or on behalf of (i) on the one hand, the Company or its Subsidiaries to Parent or (ii) on the other hand, Parent to the Company, as applicable, for inclusion in the Registration Statement (including the Parent’s financial statements and the Company’s financial statements) will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make such information, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, (x) Parent makes no covenant, representation or warranty with respect to statements made in the Registration Statement (and the letter to stockholders, notice of meeting and form of proxy included therewith) based on information provided by the Company or its Subsidiaries or any of their Representatives for inclusion therein and (y) the Company makes no covenant, representation or warranty with respect to statements made in the Registration Statement (and the letter to stockholders, notice of meeting and form of proxy included therewith) based on information provided by Parent or any of their Representatives for inclusion therein.

(c) Each of the Parties shall use commercially reasonable efforts to cause the Joint Proxy Statement/Prospectus to be mailed to Parent’s stockholders and the Company’s stockholders as promptly as practicable after the Registration Statement is declared effective under the Securities Act. If Parent, Merger Sub or the Company become aware of any event or information that, pursuant to the Securities Act or the Exchange Act, should be disclosed in an amendment or supplement to the Registration Statement or Joint Proxy Statement/Prospectus, as the case may be, then such Party, as the case may be, shall promptly inform the other Parties thereof and shall cooperate with such other Parties in filing such amendment or supplement with the SEC and, if appropriate, in mailing such amendment or supplement to Parent stockholders and the Company’s stockholders.

(d) The Company shall reasonably cooperate with Parent and provide, and cause its Representatives to provide, Parent and its Representatives, with all true, correct and complete information regarding the Company or its Subsidiaries that is required by Law to be included in the Registration Statement or reasonably requested by Parent to be included in the Registration Statement.

(e) As promptly as reasonably practicable following the date of this Agreement (i) the Company will furnish to Parent audited financial statements for each of its fiscal years required to be included in the Registration Statement (the “Company Audited Financial Statements”) and (ii) the Company will furnish to Parent unaudited interim financial statements for each interim period completed prior to Closing that would be required to be included in the Registration Statement or any periodic report due prior to the Closing if the Company were subject to the periodic reporting requirements under the Securities Act or the Exchange Act (the “Company Interim Financial Statements”). Each of the Company Audited Financial Statements and the Company Interim Financial Statements will be suitable for inclusion in the Registration Statement and prepared in accordance with GAAP as applied on a consistent basis during the periods involved (except in each case as described in the notes thereto) and on that basis will present fairly, in all material respects, the financial position and the results of operations, changes in stockholders’ equity, and cash flows of the Company as of the dates of and for the periods referred to in the Company Audited Financial Statements or the Company Interim Financial Statements, as the case may be.

(f) As promptly as reasonably practicable following the date of this Agreement Parent shall prepare (i) audited financial statements for each of its fiscal years required to be included in the Registration Statement (the “Parent Audited Financial Statements”) and (ii) unaudited interim financial statements for each interim period completed prior to Closing that would be required to be included in the Registration Statement or any periodic report due prior to the Closing (the “Parent Interim Financial Statements”). Each of the Parent Audited Financial Statements and the Parent Interim Financial Statements will be suitable for inclusion in the Registration Statement and prepared in accordance with GAAP as applied on a consistent basis during the periods involved (except in each case as described in the notes thereto) and on that basis will present fairly, in all material respects, the financial position and the results of operations, changes in stockholders’ equity, and cash flows of Parent as of the dates of and for the periods referred to in the Parent Audited Financial Statements or the Parent Interim Financial Statements, as the case may be.

6.2 Company Stockholder Meeting; No Change of Recommendation.

(a) The Company shall take all action necessary under applicable Law to call, give notice of and hold a meeting of the holders of Company Common Stock to consider and vote to adopt and approve this Agreement and the entry into and consummation of the Merger. The foregoing matters for approval are referred to as the “Company Stockholder Matters” and such meeting as the “Company Stockholder Meeting”.

(b) The Company Stockholder Meeting shall be held as promptly as practicable after the Registration Statement is declared effective under the Securities Act, and in any event no later than forty-five (45) days after the effective date of the Registration Statement. The Company shall take reasonable measures to ensure that all proxies solicited in connection with the Company Stockholder Meeting are solicited in compliance with all applicable Law. Notwithstanding anything to the contrary contained herein, if on the date of the Company Stockholder Meeting, or a date preceding the date on which the Company Stockholder Meeting is scheduled, the Company reasonably believes that (i) it will not receive proxies sufficient to obtain the Required Company Stockholder Vote, whether or not a quorum would be present, (ii) it will not have sufficient shares of Company Common Stock represented (whether in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Stockholder Meeting or (iii) additional time is needed to file and mail any supplemental or amended disclosure that the

Company Board has determined in good faith and after consultation with its legal advisors is required under applicable Law, the Company may postpone or adjourn, or make one or more successive postponements or adjournments of, the Company Stockholder Meeting as long as the date of the Company Stockholder Meeting is not postponed or adjourned more than an aggregate of twenty (20) calendar days in connection with any postponements or adjournments; provided, however, that more than one such postponement or adjournment shall not be permitted without Parent’s prior written consent. The Company shall, upon the reasonable request of Parent, advise Parent at least on a daily basis on each of the last seven (7) Business Days prior to the date of the Company Stockholder Meeting as to the aggregate tally of proxies received by the Company with respect to the Company stockholder approval.

(c) The Company agrees that, subject to Section 6.2(d): (i) the Company Board shall recommend that the Company’s stockholders vote to adopt and approve the Company Stockholder Matters and shall use commercially reasonable efforts to solicit such approval within the timeframe set forth in Section 6.2(a) above, (ii) the Company Board shall use its reasonable best efforts to take all other action necessary or advisable to secure the Required Company Stockholder Vote and otherwise comply in all material respects with applicable Law with respect to the Company Stockholder Meeting, (iii) the Joint Proxy Statement/Prospectus shall include a statement to the effect that the Company Board recommends that the Company’s stockholders vote to adopt and approve the Company Stockholder Matters (such recommendation of the Company Board being referred to as the “Company Board Recommendation”) and (iv) the Company Board Recommendation shall not be withheld, amended, withdrawn or modified (and the Company Board shall not publicly propose to withhold, amend, withdraw or modify the Company Board Recommendation) in a manner adverse to Parent, and no resolution by the Company Board or any committee thereof to withhold, amend, withdraw or modify the Company Board Recommendation in a manner adverse to Parent or to adopt, approve or recommend (or publicly propose to adopt, approve or recommend) any Acquisition Proposal shall be adopted or proposed (any failure to take any of the actions set forth in clauses (i) through (iv) or the taking of any action that is prohibited to be taken in the clauses (i) through (iv), collectively, a “Company Board Adverse Recommendation Change”).

(d) Notwithstanding anything to the contrary contained in Section 6.2(b), and subject to compliance with Section 5.4 and this Section 6.2, if at any time prior to approval and adoption of this Agreement by the Required Company Stockholder Vote, (i) the Company receives a bona fide written Acquisition Proposal (which Acquisition Proposal did not arise out of a breach of Section 5.4) from any Person that has not been withdrawn and after consultation with outside legal counsel and its financial advisor, the Company Board shall have determined, in good faith, that such Acquisition Proposal is a Superior Offer or (ii) a Company Intervening Event occurs, the Company Board may make a Company Board Adverse Recommendation Change if, but only if,

(i) in the case of a Superior Offer, following the receipt of and on account of such Superior Offer, (i) the Company Board determines in good faith, based on the advice of its outside legal counsel that the failure to withhold, amend, withdraw or modify the Company Board Recommendation would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law (after taking into account, if applicable, such alterations of the terms and conditions of this Agreement agreed to by Parent) and (ii) the Company has, and has caused its financial advisors and outside legal counsel to, during the Notice Period (as defined below), negotiate with Parent in good faith to make such adjustments to the terms and conditions of this Agreement so that such Acquisition Proposal ceases to constitute a Superior Offer; provided that (1) Parent receives written notice from the Company confirming that the Company Board has determined to change its recommendation at least four (4) Business Days (the “Notice Period”) in advance of the Company Board Adverse Recommendation Change, which notice shall include a description in reasonable detail of the reasons for such Company Board Adverse Recommendation Change, and written copies of any relevant proposed transaction agreements with any party making a potential Superior Offer, and a summary of material terms and conditions of the Acquisition Proposal that are not in writing; (2) during any Notice Period, Parent shall be entitled to deliver to the Company one or more counterproposals to such Acquisition Proposal and the Company will, and cause its Representatives to be reasonably available to, negotiate with Parent in good faith (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of this Agreement so that the applicable Acquisition Proposal ceases to constitute a Superior Offer; and (3) in the event of any amendment to any potential Superior Offer (including any revision in the amount, form or mix of consideration the Company’s stockholders would receive as a result of such potential Superior Offer), the Company shall be required to provide Parent with notice of such amendment, and the Notice Period shall be extended, if applicable, to ensure that at least three (3) Business Days remain in the Notice Period following such notification during which the parties shall comply again with the requirements of this Section 6.2(d)(i) and the Company Board shall not make a Company Board Adverse Recommendation Change prior to the end of such Notice Period as so extended (it being understood that there may be multiple extensions).

(ii) in the case of the occurrence of a Company Intervening Event, in response to such Company Intervening Event, the Company Board determines in good faith, based on the advice of its outside legal counsel, that the failure to withhold, amend, withdraw or modify the Company Board Recommendation would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law (after taking into account, if applicable, such alterations of the terms and conditions of this Agreement agreed to by Parent); provided that (1) Parent receives written notice from the Company confirming that the Company Board has determined to change its recommendation during the Notice Period, which notice shall include a description in reasonable detail of the reasons for such Company Board Adverse Recommendation Change and a description of the Company Intervening Event; (2) during any Notice Period, Parent shall be entitled to deliver to the Company one or more proposals with respect to the revisions of the terms or conditions of this Agreement and the Company will, and will cause its Representatives to be reasonably available to, negotiate with Parent in good faith (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of this Agreement and (3) in the event of any material changes to the facts and circumstances of the Company Intervening Event, the Company shall be required to provide Parent with notice of such material changes, and the Notice Period shall be extended, if applicable, to ensure that at least three (3) Business Days remain in the Notice Period following such notification during which the parties shall comply again with the requirements of this Section 6.2(d)(ii) and the Company Board shall not make a Company Board Adverse Recommendation Change prior to the end of such Notice Period as so extended (it being understood that there may be multiple extensions).

(e) The Company’s obligation to call, give notice of and hold the Company Stockholder Meeting in accordance with Section 6.2(a) shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission of any Superior Offer or other Acquisition Proposal, or by any Company Board Adverse Recommendation Change.

(f) Nothing contained in this Agreement shall prohibit the Company or the Company Board from complying with Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act; provided however, that any disclosure made by the Company or the Company Board pursuant to Rules 14d-9 and 14e-2(a) shall be limited to a statement that the Company is unable to take a position with respect to the bidder’s tender offer unless the Company Board determines in good faith, after consultation with its outside legal counsel, that such statement would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law.

6.3 Parent Stockholder Meeting; No Change of Recommendation.

(a) Parent shall take all action necessary under applicable Law to call, give notice of and hold a meeting of the holders of Parent Common Stock to consider and vote to approve the issuance of Parent Common Stock that represent (or is convertible into) more than five percent (5%) of the shares of Parent Common Stock outstanding immediately prior to the Merger to the Company stockholders in connection with the Contemplated Transactions, pursuant to applicable Nasdaq listing rules (the “Parent Share Issuance,” and such meeting, the “Parent Stockholder Meeting”);

(b) The Parent Stockholder Meeting shall be held as promptly as practicable after the Registration Statement is declared effective under the Securities Act, and in any event no later than forty-five (45) days after the effective date of the Registration Statement. Parent shall take reasonable measures to ensure that all proxies solicited in connection with the Parent Stockholder Meeting are solicited in compliance with all applicable Law. Notwithstanding anything to the contrary contained herein, if on the date of the Parent Stockholder Meeting, or a date preceding the date on which the Parent Stockholder Meeting is scheduled, Parent reasonably believes that (i) it will not receive proxies sufficient to obtain the Required Parent Stockholder Vote, whether or not a quorum would be present, (ii) it will not have sufficient shares of Parent Common Stock represented (whether in person or by proxy) to constitute a quorum necessary to conduct the business of the Parent Stockholder Meeting or (iii) additional time is needed to file and mail any supplemental or amended disclosure that the Parent Board has determined in good faith and after consultation with its legal advisors is required under applicable Law, Parent may postpone or adjourn, or make one or more successive postponements or adjournments of, the Parent Stockholder Meeting as long as the date of the Parent Stockholder Meeting is not postponed or adjourned more than an aggregate of twenty (20) calendar days in connection with any postponements or adjournments, provided, however, that more than one such postponement or adjournment shall not be permitted without the Company’s prior written consent. Parent shall, upon the reasonable request of the Company, advise the Company at least on a daily basis on each of the last seven (7) Business Days prior to the date of the Parent Stockholder Meeting as to the aggregate tally of proxies received by Parent with respect to the Required Parent Stockholder Vote.

(c) Parent agrees that, subject to Section 6.3(d): (i) the Parent Board shall recommend that the holders of Parent Common Stock vote to approve the Parent Share Issuance and shall use commercially reasonable efforts to solicit such approval within the timeframe set forth in Section 6.3(a) above, (ii) the Parent Board shall use its reasonable best efforts to take all other action necessary or advisable to secure the Required Parent Stockholder Vote and otherwise comply in all material respects with applicable Law with respect to the Parent Stockholders Meeting, (iii) the Joint Proxy Statement/Prospectus shall include a statement to the effect that the Parent Board recommends that Parent’s stockholders vote to approve the Parent Share Issuance (the recommendation of the Parent Board being referred to as the “Parent Board Recommendation”) and (iv) the Parent Board Recommendation shall not be withheld, amended, withdrawn or modified (and the Parent Board shall not publicly propose to withhold, amend, withdraw or modify the Parent Board Recommendation) in a manner adverse to the Company, and no resolution by the Parent Board or any committee thereof to withhold, amend, withdraw or modify the Parent Board Recommendation in a manner adverse to the Company or to adopt, approve or recommend (or publicly propose to adopt, approve or recommend) any Acquisition Proposal shall be adopted or proposed (any failure to take any of the actions set forth in the clauses (i) through (iv) or the taking of any action that is prohibited to be taken in the clauses (i) through (iv), collectively, a “Parent Board Adverse Recommendation Change”).

(d) Notwithstanding anything to the contrary contained in Section 6.3(b), and subject to compliance with Section 5.4 and this Section 6.3, if at any time prior to the approval of the Parent Share Issuance by the Required Parent Stockholder Vote, (i) Parent receives a bona fide written Acquisition Proposal (which Acquisition Proposal did not arise out of a breach of Section 5.4) from any Person that has not been withdrawn and after consultation with outside legal counsel and its financial advisor, the Parent Board shall have determined, in good faith, that such Acquisition Proposal is a Superior Offer or (ii) a Parent Intervening Event occurs, the Parent Board may make a Parent Board Adverse Recommendation Change if, but only if:

(i) in the case of a Superior Offer, following the receipt of and on account of such Superior Offer, (i) the Parent Board determines in good faith, based on the advice of its outside legal counsel that the failure to withhold, amend, withdraw or modify the Parent Board Recommendation would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law (after taking into account, if applicable, such alterations of the terms and conditions of this Agreement agreed to by the Company); and (ii) Parent has, and has caused its financial advisors and outside legal counsel to, during the Notice Period, negotiate with the Company in good faith to make such adjustments to the terms and conditions of this Agreement so that such Acquisition Proposal ceases to constitute a Superior Offer; provided that (1) the Company receives written notice from Parent confirming that the Parent Board has determined to change its recommendation during the Notice Period, which notice shall include a description in reasonable detail of the reasons for such Parent Board Adverse Recommendation Change, and written copies of any relevant proposed transaction agreements with any party making a potential Superior Offer and a summary of material terms and conditions of the Acquisition Proposal that are not in writing, (2) during any Notice Period, the Company shall be entitled to deliver to Parent one or more counterproposals to such Acquisition Proposal and Parent will, and cause its Representatives to be reasonably available to, negotiate with the Company in good faith (to the extent the Company desires to negotiate) to make such adjustments in the terms and conditions of this Agreement so that the applicable Acquisition Proposal ceases to constitute a Superior Offer; and (3) in the event of any amendment to any potential Superior Offer (including any revision in the amount, form or mix of consideration the Parent’s stockholders would receive as a result of such potential Superior Offer), Parent shall be required to provide the Company with notice of such amendment, and the Notice Period shall be extended, if applicable, to ensure that at least three (3) Business Days remain in the Notice Period following such notification during which the parties shall comply again with the requirements of this Section 6.3(d) and the Parent Board shall not make a Parent Board Adverse Recommendation Change prior to the end of such Notice Period as so extended (it being understood that there may be multiple extensions).

(ii) in the case of the occurrence of a Parent Intervening Event, in response to such Parent Intervening Event, the Parent Board determines in good faith, based on the advice of its outside legal counsel, that the failure to withhold, amend, withdraw or modify the Parent Board Recommendation would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law (after taking into account, if applicable, such alterations of the terms and conditions of this Agreement agreed to by the Company); provided that (1) the Company receives written notice from Parent confirming that the Parent Board has determined to change its recommendation during the Notice Period, which notice shall include a description in reasonable detail of the reasons for such Parent Board Adverse Recommendation Change and a description of the Company Intervening Event; (2) during any Notice Period, the Company shall be entitled to deliver to the Parent one or more proposals with respect to the revisions of the terms or conditions of this Agreement and Parent will, and cause its Representatives to be reasonably available to, negotiate with the Company in good faith (to the extent the Company desires to negotiate) to make such adjustments in the terms and conditions of this Agreement and (3) in the event of any material changes to the facts and circumstances of the Parent Intervening Event, Parent shall be required to provide the Company with notice of such material changes, and the Notice Period shall be extended, if applicable, to ensure that at least three (3) Business Days remain in the Notice Period following such notification during which the parties shall comply again with the requirements of this Section 6.3(d)(ii) and the Parent Board shall not make a Parent Board Adverse Recommendation Change prior to the end of such Notice Period as so extended (it being understood that there may be multiple extensions).

(e) Parent’s obligation to call, give notice of and hold the Parent Stockholder Meeting in accordance with Section 6.3(a) shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission of any Superior Offer or Acquisition Proposal, or by any Parent Board Adverse Recommendation Change.

(f) Nothing contained in this Agreement shall prohibit Parent or the Parent Board from complying with Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act; provided however, that any disclosure made by Parent or the Parent Board pursuant to Rules 14d-9 and 14e-2(a) shall be limited to a statement that Parent is unable to take a position with respect to the bidder’s tender offer unless the Parent Board determines in good faith, after consultation with its outside legal counsel, that such statement would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law.

6.4 Efforts; Regulatory Approvals.

(a) The Parties shall use reasonable best efforts to consummate the Contemplated Transactions. Without limiting the generality of the foregoing, each Party: (i) shall make all filings and other submissions (if any) and give all notices (if any) required to be made and given by such Party in connection with the Contemplated Transactions, (ii) shall use reasonable best efforts to obtain each Consent (if any) reasonably required to be obtained (pursuant to any applicable Law or Contract, or otherwise) by such Party in connection with the Contemplated Transactions or for such Contract to remain in full force and effect, (iii) shall use reasonable best efforts to lift any injunction prohibiting, or any other legal bar to, the Contemplated Transactions and (iv) shall use reasonable best efforts to satisfy the conditions precedent to the consummation of this Agreement.

(b) Notwithstanding the generality of the foregoing, each Party shall use reasonable best efforts to file or otherwise submit, as soon as practicable after the date of this Agreement, all applications, notices, reports and other documents reasonably required to be filed by such Party with or otherwise submitted by such Party to any Governmental Authority with respect to the Contemplated Transactions, and to submit promptly any additional information requested by any such Governmental Authority.

6.5 Treatment of Company Equity Awards.

(a) Subject to Section 6.5(c), at the Effective Time, each Company Equity Award that is outstanding and, for each Company Option, unexercised, immediately prior to the Effective Time under the Company Plan and that, following assumption by Hudson at the Effective Time, will be eligible to be registered on Form S-8, whether or not vested, shall be converted into and become an option to purchase or a restricted stock unit that entitles the holder to receive Parent Common Stock, and Parent shall assume each Company Plan and each such Company Equity Award in accordance with the substantially the same terms (as in effect as of the date of this Agreement) of each Company Plan and the terms of the stock option agreement or restricted stock unit agreement by which such Company Option or Company RSU is evidenced. All other Company Equity Awards shall be cancelled immediately prior to the Effective Time. All rights with respect to Company Common Stock under Company Equity Awards assumed by Hudson shall thereupon be converted into rights with respect to Parent Common Stock in a manner consistent with the requirements of the Code and applicable Treasury Regulations, including Treasury Regulation Section 1.409A-1(b)(5)(v)(D) (each such Company Equity Award, an “Assumed Award”). Accordingly, from and after the Effective Time: (i) each Assumed Award that was a Company Option may be exercised solely for shares of Parent Common Stock, (ii) the number of shares of Parent Common Stock subject to each Assumed Award shall be determined by multiplying (A) the number of shares of Company Common Stock that were subject to such Company Equity Award, as in effect immediately prior to the Effective Time, by (B) the Exchange Ratio, and rounding the resulting number down to the nearest whole number of shares of Parent Common Stock, (iii) the per share exercise price for the Parent Common Stock issuable upon exercise of each Assumed Award that was a Company Option shall be determined by dividing (A) the per share exercise price of Company Common Stock subject to such Company Option, as in effect immediately prior to the Effective Time, by (B) the Exchange Ratio and rounding the resulting exercise price up to the nearest whole cent and (iv) any restriction on the exercise of any Assumed Award that was a Company Option shall continue in full force and effect and the term, exercisability, vesting schedule and other provisions of each Company Equity Award shall otherwise remain unchanged; provided, however, that: (x) to the extent provided under the terms of a Company Equity Award, such Assumed Award shall, in accordance with its terms, be subject to further adjustment as appropriate to reflect any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction with respect to Parent Common Stock subsequent to the Effective Time and (y) the Parent Board or a committee thereof shall succeed to the authority and responsibility of the Company Board or any committee thereof with respect to each Company Equity Award assumed by Hudson. Notwithstanding anything to the contrary in this Section 6.5(a), the conversion of each Company Option (regardless of whether such option qualifies as an “incentive stock option” within the meaning of Section 422 of the Code) into an option to purchase shares of Parent Common Stock shall be made in a manner consistent with Treasury Regulations Section 1.424-1, such that the conversion of a Company Option shall not constitute a “modification” of such Company Option for purposes of Section 409A or Section 424 of the Code. Each Company RSU will be treated as set forth in the applicable Company Plan and shall become automatically vested based on (1) actual achievement of any applicable performance goals through the Effective Time, as determined by the committee in its sole discretion; or (2) achievement of target performance levels, as determined by the committee in its sole discretion.

(b) Parent shall file with the SEC, as soon as reasonably practicable after the Effective Time, a registration statement on Form S-8, if available for use by Parent, relating to the shares of Parent Common Stock issuable with respect to the Assumed Awards.

(c) Prior to the Effective Time, the Company shall take all actions that may be necessary (under the Company Plans and otherwise) to effectuate the provisions of this Section 6.5 and to ensure that, from and after the Effective Time, holders of Company Equity Awards have no rights with respect thereto other than those specifically provided in this Section 6.5.

6.6 Employee Benefits.

(a) Parent shall cause the Surviving Corporation to comply with the terms of any employment, severance, retention, change of control, or similar agreement specified on Section 4.17(c) of the Parent Disclosure Schedule, subject to the provisions of such agreements and/or any mutually agreed amendment of such agreements.

(b) No later than five (5) days prior to the Closing, the Company shall adopt written resolutions (or take other necessary and appropriate action(s)) to (i) terminate each and every Company Employee Plan that is intended to qualify under Section 401(a) of the Code with a cash or deferred arrangement described in Section 401(k) of the Code that is maintained by the Company or one of its Subsidiaries (any such Company Employee Plan, a “Company 401(k) Plan”) in compliance with its terms and the requirements of applicable Law, and (ii) terminate each arrangement with a Professional Employer Organization (a “PEO”), in each case of clauses (i) and (ii), provided that Parent notifies the Company of its request that the Company terminate no later than ten (10) days prior to the Closing. The form and substance of such resolutions (or other required action(s)) shall be subject to review and approval of Parent (which shall not be unreasonably withheld, conditioned or delayed), and the Company shall, prior to the Closing, provide Parent with written evidence of the termination of the Company 401(k) Plan effective as of the day immediately prior to the Closing Date.

(c) In connection with Section 6.6(b)(i), the necessary written resolutions shall also provide for (A) the making of all employee and employer contributions to the Company 401(k) Plan on behalf of participants therein for all periods of service prior to the Closing Date, including such contributions that would have been made on behalf of such participants had the transactions contemplated by this Agreement not occurred (regardless of any service or end-of-year employment requirements) but prorated for the portion of the plan year that ends on the Closing Date, and (B) the full vesting of all participants in all amounts under the Company 401(k) Plan.

6.7 Indemnification of Officers and Directors.

(a) From the Effective Time through the sixth (6th) anniversary of the date on which the Effective Time occurs, each of Parent and the Surviving Corporation shall indemnify and hold harmless each Person who is now, or has been at any time prior to the date hereof, or who becomes prior to the Effective Time, a director or officer of Parent or the Company, respectively (the “D&O Indemnified Parties”), against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements (collectively, “Costs”), incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of matters existing or occurring prior to the Effective Time and pertaining to the fact that the D&O Indemnified Party is or was a director or officer of Parent or of the Company, whether asserted or claimed prior to, at or after the Effective Time, in each case, to the fullest extent permitted under the DGCL. Each D&O Indemnified Party will be entitled to advancement of expenses incurred in the defense of any such claim, action, suit, proceeding or investigation from each of Parent and the Surviving Corporation, jointly and severally, upon receipt by Parent or the Surviving Corporation from the D&O Indemnified Party of a request therefor; provided that any such Person to whom expenses are advanced provides an undertaking to Parent, to the extent then required by the DGCL, to repay such advances if it is ultimately determined that such Person is not entitled to indemnification. Without otherwise limiting the D&O Indemnified Parties’ rights with regards to counsel, following the Effective Time, the D&O Indemnified Parties shall be entitled to continue to retain Morgan, Lewis & Bockius LLP, Baker & Hostetler LLP, or such other counsel selected by the D&O Indemnified Parties.

(b) The provisions of the certificate of incorporation and bylaws of Parent with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers of Parent that are presently set forth in the certificate of incorporation and bylaws of Parent shall not be amended, modified or repealed for a period of six (6) years from the Effective Time in a manner that would adversely affect the rights thereunder of individuals who, at or prior to the Effective Time, were officers or directors of Parent, unless such modification is required by applicable Law. For a period of six (6) years from the Effective Time, the certificate of incorporation and bylaws of the Surviving Corporation shall contain, and Parent shall cause the certificate of incorporation and bylaws of the Surviving Corporation to so contain, provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers as those presently set forth in the certificate of incorporation and bylaws of Parent.

(c) From and after the Effective Time, (i) the Surviving Corporation shall fulfill and honor in all respects the obligations of the Company to its D&O Indemnified Parties as of immediately prior to the Closing pursuant to any indemnification provisions under the Company’s Organizational Documents and pursuant to any indemnification agreements between the Company and such D&O Indemnified Parties, in each case with respect to claims arising out of matters occurring at or prior to the Effective Time, which indemnification provisions and/or indemnification agreements shall continue in full force and effect in accordance with their terms, subject to Section 6.7(b), and (ii) Parent shall fulfill and honor in all respects the obligations of Parent to its D&O Indemnified Parties as of immediately prior to the Closing pursuant to any indemnification provisions under Parent’s Organizational Documents and pursuant to any indemnification agreements between Parent and such D&O Indemnified Parties, in each case with respect to claims arising out of matters occurring at or prior to the Effective Time, which indemnification provisions and/or indemnification agreements shall continue in full force and effect in accordance with their terms, subject to Section 6.7(b).

(d) From and after the Effective Time, Parent shall maintain directors’ and officers’ liability insurance policies, with an effective date as of the Closing Date, on commercially available terms and conditions and with coverage limits customary for U.S. public companies similarly situated to Parent. In addition, Parent shall purchase, prior to the Effective Time, a six-year prepaid “D&O tail policy” for the non-cancellable extension of the directors’ and officers’ liability coverage of Parent’s existing directors’ and officers’ insurance policies for a claims reporting or discovery period of at least six (6) years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under Parent’s existing policies as of the date of this Agreement with respect to any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any matter claimed against a director or officer of Parent by reason of him or her serving in such capacity that existed or occurred at or prior to the Effective Time (including in connection with this Agreement or the Contemplated Transactions or in connection with Parent’s initial public offering of shares of Parent Common Stock).

(e) From and after the Effective Time, Parent shall pay all expenses, including reasonable attorneys’ fees, that are incurred by the Persons referred to in this Section 6.7 in connection with their enforcement of the rights provided to such Persons in this Section 6.7.

(f) The provisions of this Section 6.7 are intended to be in addition to the rights otherwise available to the current and former officers and directors of Parent and the Company by Law, charter, statute, bylaw or agreement, and shall operate for the benefit of, and shall be enforceable by, each of the D&O Indemnified Parties, their heirs and their representatives.

(g) In the event Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or Entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall succeed to the obligations set forth in this Section 6.7. Parent shall cause the Surviving Corporation to perform all of the obligations of the Surviving Corporation under this Section 6.7.

6.8 Public Announcements. Without limiting any Party’s obligations under the Confidentiality Agreement, no Party shall, and no Party shall permit any of its Subsidiaries or any of its Representative to, issue any press release or make any public announcement regarding the Contemplated Transactions unless: (a) the other Party shall have approved such press release or announcement in writing, such approval not to be unreasonably conditioned, withheld or delayed; or (b) such Party shall have determined in good faith, upon the advice of outside legal counsel, that such disclosure is required by applicable Law and, to the extent practicable, before such press release or announcement is issued or made, such Party advises the other Party of, and consults with the other Party regarding, the text of such press release or disclosure; provided, however, that each of the Company and Parent may make any public statement in response to specific questions by the press, analysts, investors or those attending industry conferences or financial analyst conference calls, so long as any such statements are consistent with previous press releases, public disclosures or public statements made by the Company or Parent in compliance with this Section 6.8. Notwithstanding the foregoing, a Party need not consult with any other Parties in connection with such portion of any press release, public statement or filing to be issued or made pursuant to Section 6.3(e) or with respect to any Acquisition Proposal, Parent Board Adverse Recommendation Change or Company Board Adverse Recommendation Change, as applicable, or with respect to Parent only, pursuant to Section 6.3(f).

6.9 Listing of Parent Common Stock; De-listing and De-registration of Company Capital Stock.

(a) At or prior to the Effective Time, (a) Parent shall use its commercially reasonable efforts to maintain its existing listing on Nasdaq until the Effective Time and to obtain approval of the listing of the combined corporation on Nasdaq; (b) Parent and the Company shall cooperate and each use their respective commercially reasonable efforts to (i) prepare and submit to Nasdaq a notification form for the listing of the shares of Parent Common Stock being issued in the Merger, and (ii) cause such shares to be approved for listing (subject to official notice of issuance) on the Nasdaq market at or prior to the Effective Time; and (c) to the extent required by Nasdaq Marketplace Rule 5110, file an initial listing application for Parent Series A Preferred Stock on Nasdaq (the “Nasdaq Listing Application”) and use commercially reasonably efforts to cause such Nasdaq Listing Application to be conditionally approved prior to the Effective Time. The Company and Parent will each cooperate with the other Party as reasonably requested by such Party with respect to the Nasdaq Listing Application and promptly furnish to such Party all information concerning the Company or Parent, as applicable, and its stockholders that may be required or reasonably requested in connection with any action contemplated by this Section 6.9. The Company agrees to pay all Nasdaq fees associated with the Nasdaq Listing Application.

(b) Parent and the Company shall cooperate and each use their respective commercially reasonable efforts to cause the delisting of shares of Company Capital Stock from Nasdaq and the deregistration of such shares under the Exchange Act as promptly as practicable following the Closing in compliance with applicable Law.

6.10 Transaction Litigation.

(a) Parent shall promptly notify the Company in writing of, shall keep the Company promptly informed regarding any such Parent Transaction Litigation, and shall give the Company the opportunity to participate in the defense and settlement of, any Parent Transaction Litigation (including by allowing the Company to offer comments or suggestions with respect to such Parent Transaction Litigation, which Parent shall consider in good faith). Parent shall give the Company the opportunity to consult with counsel to Parent regarding the defense and settlement of any such Parent Transaction Litigation, and in any event, Parent shall not settle or compromise or agree to settle or compromise any Parent Transaction Litigation without the Company’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed).

(b) The Company shall promptly notify Parent in writing of, shall keep Parent promptly informed regarding any such Company Transaction Litigation, and shall give Parent the opportunity to participate in the defense and settlement of, any Company Transaction Litigation (including by allowing Parent to offer comments or suggestions with respect to such Company Transaction Litigation, which the Company shall consider in good faith). The Company shall give Parent the opportunity to consult with counsel to the Company regarding the defense and settlement of any such Company Transaction Litigation, and in any event, the Company shall not settle or compromise or agree to settle or compromise any Company Transaction Litigation without Parent’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed).

6.11 Tax Matters.

(a) Each Party shall, and shall cause its respective Affiliates to, use reasonable best efforts to cause the Merger to qualify for the Intended Tax Treatment. None of the Parties shall (and each of the Parties shall cause their respective Affiliates not to) take any action, or knowingly fail to take any action, whether before or after the Effective Time, where such action or failure could reasonably be expected to prevent or impede the Merger from qualifying for the Intended Tax Treatment. Each Party shall promptly notify the other Parties in writing if, before the Closing Date, such Party knows or has reason to believe that the Merger may not qualify for the Intended Tax Treatment (and whether the terms of this Agreement could be reasonably amended in order to facilitate such qualification). Without limiting the generality of the foregoing and notwithstanding anything to the contrary herein, if, after the date hereof, Parent and the Company mutually determine in good faith that the Merger is not reasonably expected to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, the Parties shall use commercially reasonable efforts to restructure the transactions contemplated hereby (such restructured transactions, the “Alternative Transaction Structure”) in a manner that is reasonably expected to cause the Alternative Transaction Structure to so qualify, including by adding a second merger to take place immediately after the Merger whereby the surviving company in the Merger would merge with and into a new limited liability company that is a wholly owned Subsidiary of Parent (“Newco”), with Newco being the surviving company in such merger.

(b) If, in connection with the preparation and filing of the Registration Statement and Joint Proxy Statement/Prospectus, the SEC requests or requires that a tax opinion be prepared and submitted in such connection, Parent and the Company shall deliver to one or more nationally recognized tax counsel rendering such opinion(s) customary Tax representation letters reasonably satisfactory to such tax counsel, dated and executed as of the date the Registration Statement and Joint Proxy Statement/Prospectus shall have been declared effective by the SEC and such other date(s) as determined reasonably necessary by such tax counsel in connection with the preparation and filing of the Registration Statement and Joint Proxy Statement/Prospectus, and, if required, the Parties shall use commercially reasonable efforts to cause such tax counsel to furnish such opinion(s), subject to customary assumptions and limitations, to the effect that the Intended Tax Treatment should apply to the Merger.

(c) Each of the Parties shall (and shall cause their respective Affiliates to) reasonably cooperate in the preparation, execution and filing of all Tax Returns, and any Tax audit or other proceeding. Such cooperation shall include the retention and (upon the other Party’s request) the provision (with the right to make copies) of records and information reasonably relevant to any Tax audit or other proceeding, making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.

(d) At least ten (10) Business Days prior to Closing, the Company shall provide Hudson with an analysis with supporting calculations estimating whether and to what extent any employee, officer, director or other service provider of the Company or any of its Subsidiaries, that, in connection with the Contemplated Transactions (i) may receive the payment of any “parachute payment” within the meaning of Section 280G of the Code or (ii) may receive a benefit in the form of accelerated vesting, payment, funding or delivery of, or increase the amount or value of, any payment or benefit received. Such analysis will be subject to Hudson’s advance review and comment in all respects. To the extent the Company is obligated under a Contract with any Person to undertake such analysis and/or make any determination in connection therewith based on the advice of a nationally recognized accounting firm, the Company hereby agrees that it shall (x) satisfy such obligations in full in accordance with the terms of such Contract, or (y) to the extent permitted by applicable Law, at or prior to the Closing, provide Parent with a properly executed written waiver in respect thereof in accordance with the terms of such Contract.

(e) At or prior to the Closing, the Company shall provide Parent a properly executed certificate pursuant to Treasury Regulations Sections 1.1445-2(c) and 1.897-2(h), together with a form of notice to the IRS in accordance with the requirements of Treasury Regulations Section 1.897-2(h), in each case, in form and substance reasonably acceptable to Parent; provided, however, that Parent’s sole recourse with respect to the failure of the Company to comply with this Section 6.11(e) will be to withhold the appropriate Taxes from the Merger Consideration and Preferred Merger Consideration as required by applicable Law.

6.12 Termination of Certain Agreements and Rights. The Company shall use commercially reasonable efforts to cause any stockholders agreements, voting agreements, registration rights agreements, co-sale agreements and any other similar Contracts between the Company and any holders of Company Capital Stock, including any such Contract granting any Person investor rights, rights of first refusal, registration rights or director registration rights (collectively, the “Investor Agreements”), to be terminated immediately prior to the Effective Time, without any Liability being imposed on the part of Parent or the Surviving Corporation.

6.13 Section 16 Matters. Prior to the Effective Time, each of Parent and the Company shall take all such steps as may be required to cause any acquisitions of Parent Common Stock and any options to purchase Parent Common Stock in connection with the Contemplated Transactions, by each individual who is reasonably expected to become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Parent, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

6.14 Treatment of Company Warrants. The Parties agree that (a) the 2020 Company Warrants, to the extent outstanding as of the Effective Time, shall be treated in accordance with Section 3(d) of the Form of 2020 Company Warrant Certificate, and (b) the 2022 Company Warrants, to the extent outstanding as of the Effective Time, shall be treated in accordance with Section 3(d) of the Form of 2022 Company Warrant Certificate.

6.15 Allocation Certificate. The Company will prepare and deliver to Parent at least two (2) Business Days prior to the Anticipated Closing Date a certificate signed by the Chief Executive Officer or Chief Financial Officer of the Company in a form reasonably acceptable to Parent setting forth (as of immediately prior to the Effective Time) (a) each holder of Company Capital Stock or Company Equity Awards, (b) such holder’s name and address, (c) the number and type of Company Capital Stock held and/or underlying the Company Equity Awards as of the Closing Date for each such holder and (d) the number of shares of Parent Common Stock to be issued to such holder, or to underlie any Parent Equity Award to be issued to such holder, pursuant to this Agreement in respect of the Company Capital Stock or Company Equity Awards held by such holder as of immediately prior to the Effective Time (the “Allocation Certificate”).

6.16 SEC Documents. From the date of this Agreement until the Effective Time, (i) Parent shall use reasonable best efforts to timely file with the SEC all Parent SEC Documents and (ii) the Company shall use reasonable best efforts to timely file with the SEC all Company SEC Documents. As of its filing date, or if amended after the date of this Agreement, as of the date of the last such amendment, each Parent SEC Document filed by Parent with the SEC and each Company SEC Document filed by the Company with the SEC shall comply in all material respects with the applicable requirements of the Exchange Act and the Securities Act.

6.17 Parent Vote. Within two (2) Business Days following the execution and delivery of this Agreement, Parent, in its capacity as the sole stockholder of Merger Sub, will execute and deliver to Merger Sub and the Company a written consent approving the Merger in accordance with the DGCL. Parent shall cause Merger Sub to comply with all of its respective obligations under this Agreement and Merger Sub shall not engage in any activities of any nature except as provided in or contemplated by this Agreement.

6.18 Parent Series A Preferred Stock. Prior to the Effective Time, Parent will file the Certificate of Designations with the Secretary of State of the State of Delaware to create the Parent Series A Preferred Stock.

Section 7 Conditions Precedent to Obligations of Each Party.

The obligations of each Party to effect the Merger and otherwise consummate the Contemplated Transactions to be consummated at the Closing are subject to the satisfaction or, to the extent permitted by applicable Law, the written waiver by each of the Parties, at or prior to the Closing, of each of the following conditions:

7.1 Effectiveness of Registration Statement. The Registration Statement shall have become effective in accordance with the provisions of the Securities Act, and shall not be subject to any stop order or proceeding (or threatened proceeding by the SEC) seeking a stop order with respect to the Registration Statement that has not been withdrawn.

7.2 No Restraints. No temporary restraining order, preliminary or permanent injunction or other Order preventing the consummation of the Contemplated Transactions shall have been issued by any court of competent jurisdiction or other Governmental Authority of competent jurisdiction and remain in effect and there shall not be any Law which prohibits, retrains or has the effect of making the consummation of the Contemplated Transactions illegal.

7.3 Stockholder Approval. (a) Parent shall have obtained the Required Parent Stockholder Vote and (b) the Company shall have obtained the Required Company Stockholder Vote.

7.4 Parent Series A Preferred Stock. The Certificate of Designations shall have been filed with and accepted by the Secretary of State of the State of Delaware.

7.5 Nasdaq Listing. (a) Parent shall have obtained the approval of the listing of the Parent Series A Preferred Stock on Nasdaq and (b) the approval of the listing of the additional shares of Parent Common Stock on Nasdaq shall have been obtained and the shares of Parent Common Stock to be issued in the Merger pursuant to this Agreement shall have been approved for listing (subject to official notice of issuance) on Nasdaq.

Section 8 Additional Conditions Precedent to Obligations of Parent and Merger Sub.

The obligations of Parent and Merger Sub to effect the Merger and otherwise consummate the transactions to be consummated at the Closing are subject to the satisfaction or, to the extent permitted by applicable Law, the written waiver by Parent, at or prior to the Closing, of each of the following conditions:

8.1 Accuracy of Representations. Each of the Company Fundamental Representations shall have been true and correct in all respects as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct as of such date). The Company Capitalization Representations shall have been true and correct in all respects as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of such date, except, in each case, (x) for such inaccuracies which are de minimis, individually or in the aggregate or (y) for those representations and warranties which address matters only as of a particular date (which representations and warranties shall have been true and correct, subject to the qualifications as set forth in the preceding clause (x), as of such particular date). The representations and warranties of the Company contained in this Agreement (other than the Company Fundamental Representations and the Company Capitalization Representations) shall have been true and correct as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on the Closing Date except (a) in each case, or in the aggregate, where the failure to be so true and correct would not reasonably be expected to have a Company Material Adverse Effect (without giving effect to any references therein to any Company Material Adverse Effect or other materiality qualifications) or (b) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct, subject to the qualifications as set forth in the preceding clause (a), as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the Company Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded).

8.2 Performance of Covenants. The Company shall have performed or complied with in all material respects all agreements and covenants required to be performed or complied with by it under this Agreement at or prior to the Effective Time.

8.3 Closing Certificate. Parent shall have received a certificate executed by the Chief Executive Officer or Chief Financial Officer of the Company certifying (a) that the conditions set forth in Sections 8.1, 8.2 and 8.4 have been duly satisfied and (b) that the information set forth in the Allocation Certificate delivered by the Company in accordance with Section 6.15 is true and accurate in all respects as of the Closing Date.

8.4 No Company Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Company Material Adverse Effect that is continuing.

8.5 Termination of Investor Agreements. The Investor Agreements shall have been terminated.

Section 9 Additional Conditions Precedent to Obligation of the Company.

The obligations of the Company to effect the Merger and otherwise consummate the transactions to be consummated at the Closing are subject to the satisfaction or, to the extent permitted by applicable Law, the written waiver by the Company, at or prior to the Closing, of each of the following conditions:

9.1 Accuracy of Representations. Each of the Parent Fundamental Representations shall have been true and correct in all respects as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct as of such date). The Parent Capitalization Representations shall have been true and correct as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of such date, except, in each case, (x) for such inaccuracies which are de minimis, individually or in the aggregate or (y) for those representations and warranties which address matters only as of a particular date (which representations and warranties shall have been true and correct, subject to the qualifications as set forth in the preceding clause (x), as of such particular date). The representations and warranties of Parent and Merger Sub contained in this Agreement (other than the Parent Fundamental

Representations and the Parent Capitalization Representations) shall have been true and correct as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on the Closing Date except (a) in each case, or in the aggregate, where the failure to be so true and correct would not reasonably be expected to have a Parent Material Adverse Effect (without giving effect to any references therein to any Parent Material Adverse Effect or other materiality qualifications) or (b) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct, subject to the qualifications as set forth in the preceding clause (a), as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the Parent Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded).

9.2 Performance of Covenants. Parent and Merger Sub shall have performed or complied with in all material respects all of their agreements and covenants required to be performed or complied with by each of them under this Agreement at or prior to the Effective Time.

9.3 Documents. The Company shall have received the following documents, each of which shall be in full force and effect:

(a) a certificate executed by an executive officer of Parent confirming that the conditions set forth in Sections 9.1, 9.2 and 9.4 have been duly satisfied.

9.4 No Parent Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Parent Material Adverse Effect that is continuing.

9.5 Governance Matters. The Parent Board shall have taken action so that the Parent Board shall be constituted in accordance with Section 2.5(a) of this Agreement.

9.6 Parent Series A Preferred Stock. The Certificate of Designations shall have been filed with the Secretary of State of Delaware and shall have become effective.

Section 10 Termination.

10.1 Termination. This Agreement may be terminated prior to the Effective Time (whether before or after obtaining the Required Parent Stockholder Vote or the Required Company Stockholder Vote), unless otherwise specified below:

(a) by mutual written consent of Parent and the Company;

(b) by either Parent or the Company if the Merger shall not have been consummated by November 17, 2025 (subject to possible extension as provided in this Section 10.1(b), the “End Date”); provided, however, that the right to terminate this Agreement under this Section 10.1(b) shall not be available to the Company or Parent if such Party’s action or failure to act has been a principal cause of the failure of the Merger to occur on or before the End Date and such action or failure to act constitutes a breach of this Agreement; provided, further, however, that, in the event that the SEC has not declared effective under the Securities Act the Registration Statement by the date which is sixty (60) days prior to the End Date, then either the Company or Parent shall be entitled to extend the End Date for an additional sixty (60) days;

(c) by either Parent or the Company if a court of competent jurisdiction or other Governmental Authority shall have issued a final and non-appealable Order, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the Contemplated Transactions;

(d) by either Parent or the Company if (i) the Parent Stockholder Meeting (including any adjournments and postponements thereof) shall have been held and completed and Parent’s stockholders shall have taken a final vote on the Parent Share Issuance and the Parent Share Issuance shall not have been approved at the Parent Stockholder Meeting (or at any adjournment or postponement thereof) by the Required Parent Stockholder Vote or (ii) the Company Stockholder Meeting (including any adjournments and postponements thereof) shall have been held and completed and the Company’s stockholders shall have taken a final vote on the Company Stockholder Matters and the Company Stockholder Matters shall not have been approved at the Company Stockholder Meeting (or at any adjournment or postponement thereof) by the Required Company Stockholder Vote; provided, however, that the right to terminate this Agreement under this Section 10.1(d) shall not be available to (x) Parent where the failure to obtain the Required Parent Stockholder Vote shall have been caused by the action or failure to act of Parent and such action or failure to act constitutes a material breach by Parent of this Agreement or (y) the Company where the failure to obtain the Required Company Stockholder Vote shall have been caused by the action or failure to act of the Company and such action or failure to act constitutes a material breach by the Company of this Agreement;

(e) by the Company, at any time prior to the approval of the Parent Share Issuance by the Required Parent Stockholder Vote, if a Parent Triggering Event shall have occurred;

(f) by Parent, at any time prior to the approval of the Company Stockholder Matters by the Required Company Stockholder Vote, if a Company Triggering Event shall have occurred;

(g) by the Company, upon a breach of any representation, warranty, covenant or agreement set forth in this Agreement by Parent or Merger Sub or if any representation or warranty of Parent or Merger Sub shall have become inaccurate, in either case, such that the conditions set forth in Section 9.1 or Section 9.2 would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate; provided that the Company is not then in material breach of any representation, warranty, covenant or agreement under this Agreement; provided, further, that if such inaccuracy in Parent’s or Merger Sub’s representations and warranties or breach by Parent or Merger Sub is curable by Parent or Merger Sub, then this Agreement shall not terminate pursuant to this Section 10.1(g) as a result of such particular breach or inaccuracy until the earlier of (i) the expiration of a thirty (30) day period commencing upon delivery of written notice from the Company to Parent or Merger Sub of such breach or inaccuracy and its intention to terminate pursuant to this Section 10.1(g) and (ii) Parent or Merger Sub (as applicable) ceasing to exercise commercially reasonable efforts to cure such breach following delivery of written notice from the Company to Parent or Merger Sub of such breach or inaccuracy and its intention to terminate pursuant to this Section 10.1(g) (it being understood that this Agreement shall not terminate pursuant to this Section 10.1(g) as a result of such particular breach or inaccuracy if such breach by Parent or Merger Sub is cured prior to such termination becoming effective); or

(h) by Parent, upon a breach of any representation, warranty, covenant or agreement set forth in this Agreement by the Company or if any representation or warranty of the Company shall have become inaccurate, in either case, such that the conditions set forth in Section 8.1 or Section 8.2 would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate; provided that Parent is not then in material breach of any representation, warranty, covenant or agreement under this Agreement; provided, further, that if such inaccuracy in the Company’s representations and warranties or breach by the Company is curable by the Company then this Agreement shall not terminate pursuant to this Section 10.1(h) as a result of such particular breach or inaccuracy until the earlier of (i) the expiration of a thirty (30)-day period commencing upon delivery of written notice from Parent to the Company of such breach or inaccuracy and its intention to terminate pursuant to this Section 10.1(h) and (ii) the Company ceasing to exercise commercially reasonable efforts to cure such breach following delivery of written notice from Parent to the Company of such breach or inaccuracy and its intention to terminate pursuant to this Section 10.1(h) (it being understood that this Agreement shall not terminate pursuant to this Section 10.1(h) as a result of such particular breach or inaccuracy if such breach by the Company is cured prior to such termination becoming effective).

The Party desiring to terminate this Agreement pursuant to this Section 10.1 (other than pursuant to Section 10.1(a)) shall give a notice of such termination to the other Party specifying the provisions hereof pursuant to which such termination is made and the basis therefor described in reasonable detail.

10.2 Effect of Termination. In the event of the termination of this Agreement as provided in Section 10.1, this Agreement shall be of no further force or effect; provided, however, that (a) this Section 10.2, Section 10.3, and Section 11, and the provisions of the Confidentiality Agreement, shall survive the termination of this Agreement and shall remain in full force and effect and (b) the termination of this Agreement and the provisions of Section 10.3 shall not relieve any Party of any Liability for fraud or for any Willful and Material Breach of any representation or warranty, or any Willful and Material Breach of any covenant, obligation or other provision contained in this Agreement.

10.3 Expenses; Termination Fees.

(a) Except as set forth in this Section 10.3 and Section 6.9 all fees and expenses incurred in connection with this Agreement and the Contemplated Transactions shall be paid by the Party incurring such expenses, whether or not the Merger is consummated.

(b) If this Agreement is terminated (i) by the Company pursuant to Section 10.1(e) (or, at the time this Agreement is terminated, the Company had the right to terminate this Agreement pursuant to Section 10.1(e)), or (ii) (A) by either the Company or Parent pursuant to Section 10.1(b) (without the Parent Stockholder Meeting having occurred) or Section 10.1(d)(i) or by the Company pursuant to Section 10.1(g), (B) at any time after the date of this Agreement and prior to the date of termination (in the case of clause (i)), or prior to the Parent Stockholder Meeting (in the case of this clause (ii)), an Acquisition Proposal with respect to Parent shall have been publicly announced, disclosed or otherwise communicated to the Parent Board (and shall not have been withdrawn) and (C) if within nine (9) months after the date of such termination, Parent enters into a definitive agreement with respect to a Subsequent Transaction or consummates a Subsequent Transaction, then Parent shall pay to the Company, within two (2) Business Days after termination (or, in the case of this clause (ii), upon the earlier to occur of such entry into a definitive agreement and the consummation of a Subsequent Transaction), a nonrefundable fee in an amount equal to $250,000 (the “Company Termination Fee”).

(c) If this Agreement is terminated (i) by Parent pursuant to Section 10.1(f) (or at the time this Agreement is terminated, Parent had the right to terminate this Agreement pursuant to Section 10.1(f)), or (ii) (A) by the Company or Parent pursuant to Section 10.1(b) (without the Company Stockholder Meeting having occurred) or by Parent pursuant to Section 10.1(d)(ii), or Section 10.1(h), (B) at any time after the date of this Agreement and prior to the date of termination (in the case of clause (i), or prior to the Company Stockholder Meeting (in the case of this clause (ii))), an Acquisition Proposal with respect to the Company shall have been publicly announced, disclosed or otherwise communicated to the Company Board (and shall not have been withdrawn) and (C) if within nine (9) months after the date of such termination, the Company enters into a definitive agreement with respect to a Subsequent Transaction or consummates a Subsequent Transaction, then the Company shall pay to Parent, within two (2) Business Days after termination (or, in the case of this clause (ii), upon the earlier to occur of such entry into a definitive agreement and the consummation of a Subsequent Transaction), a nonrefundable fee in an amount equal to $250,000 (the “Parent Termination Fee”).

(d) If this Agreement is terminated by the Company pursuant to Section 10.1(e) or Section 10.1(g), Parent shall reimburse the Company for all reasonable out-of-pocket fees and expenses incurred by the Company in connection with this Agreement and the Contemplated Transactions, up to a maximum of $250,000, by wire transfer of same-day funds within two (2) Business Days following the date on which the Company submits to Parent true and correct copies of reasonable documentation supporting such expenses (“Company Expense Reimbursement”). Any Company Expense Reimbursement shall be in addition to, and not reduce, the payment of the Company Termination Fee, if applicable.

(e) If this Agreement is terminated by Parent pursuant to Section 10.1(f) or Section 10.1(h), the Company shall reimburse Parent for all reasonable out-of-pocket fees and expenses incurred by Parent in connection with this Agreement and the Contemplated Transactions, up to a maximum of $250,000, by wire transfer of same-day funds within two (2) Business Days following the date on which Parent submits to the Company true and correct copies of reasonable documentation supporting such expenses (“Parent Expense Reimbursement”). Any Parent Expense Reimbursement shall be in addition to, and not reduce, the payment of the Parent Termination Fee, if applicable.

(f) If either Party fails to pay when due any amount payable by it under this Section 10.3, then (i) such Party shall reimburse the other Party for reasonable and documented costs and expenses (including reasonable fees and disbursements of counsel) incurred in connection with the collection of such overdue amount and the enforcement by the other Party of its rights under this Section 10.3 and (ii) such Party shall pay to the other Party interest on such overdue amount (for the period commencing as of the date such overdue amount was originally required to be paid and ending on the date such overdue amount is actually paid to the other Party in full) at a rate per annum equal to the “prime rate” (as announced by Bank of America or any successor thereto) in effect on the date such overdue amount was originally required to be paid plus three percent (3%).

(g) The Parties agree that, subject to Section 10.2, the payment of the fees and expenses set forth in this Section 10.3 shall be the sole and exclusive remedy of each Party following a termination of this Agreement under the circumstances described in this Section 10.3, it being understood that in no event shall either Parent or the Company be required to pay the individual fees or damages payable pursuant to this Section 10.3 on more than one occasion. Subject to Section 10.2, following the payment of the fees and expenses set forth in this Section 10.3 by a Party, (i) such Party shall have no further Liability to the other Party in connection with or arising out of this Agreement or the termination thereof, any breach of this Agreement by the other Party giving rise to such termination, or the failure of the Contemplated Transactions to be consummated, (ii) no other Party or their respective Affiliates shall be entitled to bring or maintain any other claim, action or proceeding against such Party or seek to obtain any recovery, judgment or damages of any kind against such Party (or any partner, member, stockholder, director, officer, employee, Subsidiary, Affiliate, agent or other representative of such Party) in connection with or arising out of this Agreement or the termination thereof, any breach by such Party giving rise to such termination or the failure of the Contemplated Transactions to be consummated and (iii) all other Parties and their respective Affiliates shall be precluded from any other remedy against such Party and its Affiliates, at law or in equity or otherwise, in connection with or arising out of this Agreement or the termination thereof, any breach by such Party giving rise to such termination or the failure of the Contemplated Transactions to be consummated. Each of the Parties acknowledges that (x) the agreements contained in this Section 10.3 are an integral part of the Contemplated Transactions, (y) without these agreements, the Parties would not enter into this Agreement and (z) any amount payable pursuant to this Section 10.3 is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate the Parties in the circumstances in which such amount is payable.

Section 11 Miscellaneous Provisions.

11.1 Non-Survival of Representations and Warranties. The representations and warranties of the Company, Parent and Merger Sub contained in this Agreement or any certificate or instrument delivered pursuant to this Agreement shall terminate at the Effective Time, and only the covenants or agreements that by their terms survive the Effective Time and this Section 11 shall survive the Effective Time.

11.2 Amendment. This Agreement may be amended with the approval of the Company, Merger Sub and Parent at any time (whether before or after obtaining the Required Parent Stockholder Vote or the Required Company Stockholder Vote); provided, however, that after any such approval of this Agreement by a Party’s stockholders, no amendment shall be made which by Law requires further approval of such stockholders without the further approval of such stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Company, Merger Sub and Parent.

11.3 Waiver.

(a) Any provision hereof may be waived by the waiving Party solely on such Party’s own behalf, without the consent of any other Party. No failure on the part of any Party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

(b) No Party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Party and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

11.4 Entire Agreement; Headings; Counterparts; Exchanges by Electronic Transmission. This Agreement and the other schedules, exhibits, certificates, instruments and agreements referred to in this Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the Parties with respect to the subject matter hereof and thereof; provided, however, that the Confidentiality Agreement shall not be superseded and shall remain in full force and effect in accordance with its terms. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation in this Agreement. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by all Parties by electronic transmission in .PDF format shall be sufficient to bind the Parties to the terms and conditions of this Agreement.

11.5 Applicable Law; Jurisdiction.

(a) This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware, regardless of the Laws that might otherwise govern under applicable principles of conflicts of Laws. In any action or proceeding between any of the Parties arising out of or relating to this Agreement or any of the Contemplated Transactions, each of the Parties: (a) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware or the United States District Court for the District of Delaware, (b) agrees that all claims in respect of such action or proceeding shall be heard and determined exclusively in accordance with clause (a) of this Section 11.5, (c) waives, to the fullest extent permitted by applicable Law, any objection to laying venue in any such action or proceeding in such courts, (d) waives, to the fullest extent permitted by applicable Law, any objection that such courts are an inconvenient forum or do not have jurisdiction over any Party and (e) agrees that service of process upon such Party in any such action or proceeding shall be effective if notice is given in accordance with Section 11.7 of this Agreement.

(b) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (III) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 11.5(b).

11.6 Assignability. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the Parties and their respective successors and assigns; provided, however, that neither this Agreement nor any of a Party’s rights or obligations hereunder may be assigned or delegated by such Party without the prior written consent of the other Party, and any attempted assignment or delegation of this Agreement or any of such rights or obligations by such Party without the other Party’s prior written consent shall be void and of no effect.

11.7 Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly delivered and received hereunder (a) one (1) Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable international overnight courier service, (b) upon delivery in the case of delivery by hand or (c) on the date delivered in the place of delivery if sent by email (with a written or electronic confirmation of delivery), in each case to the intended recipient as set forth below:

if to Parent or Merger Sub:

Hudson Global, Inc.

53 Forest Avenue, Suite 102

Old Greenwich, CT 06870

Attention: Matthew K. Diamond, Chief Financial Officer

Email: Matt.Diamond@hudsonrpo.com

with a copy to (which shall not constitute notice):

Morgan, Lewis & Bockius LLP

2222 Market Street

Philadelphia, PA 19103

Attention: Benjamin R. Wills

Email: benjamin.wills@morganlewis.com

and

Baker & Hostetler LLP

45 Rockefeller Plaza

New York, NY 10111

Attention: Adam W. Finerman

Email: afinerman@bakerlaw.com

if to the Company:

Star Equity Holdings, Inc.

53 Forest Avenue, Suite 101

Old Greenwich, CT 06870

Attention: Hannah Bible

Email: hannah.bible@starequity.com

with a copy to (which shall not constitute notice):

Littman Krooks LLP

1325 Avenue of the Americas, 15th Floor

New York, NY 10019

Attention: Martin W. Enright

Email: menright@littmankrooks.com

11.8 Cooperation. Each Party agrees to cooperate fully with the other Party and to execute and deliver such further documents, certificates, agreements and instruments and to take such other actions as may be reasonably requested by the other Party to evidence or reflect the Contemplated Transactions and to carry out the intent and purposes of this Agreement.

11.9 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the Parties agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the Parties agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

11.10 Other Remedies; Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy; provided, however, that no Party shall be entitled to pursue a Termination Fee or Expense Reimbursement simultaneously with seeking specific performance. The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity, and each of the Parties waives any bond, surety or other security that might be required of any other Party with respect thereto. Each of the Parties further agrees that it will not oppose the granting of an injunction, specific performance or other equitable relief on the basis that any other Party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity.

11.11 No Third Party Beneficiaries. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the Parties and the D&O Indemnified Parties to the extent of their respective rights pursuant to Section 6.7) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

11.12 Representation. Without otherwise limiting the D&O Indemnified Parties’ rights with regard to the right to counsel, and notwithstanding anything to the contrary in any indemnification agreements Parent has entered into, following the Effective Time, the D&O Indemnified Parties shall be entitled to continue to retain Morgan, Lewis & Bockius LLP, Baker Hostetler LLP or such other counsel selected by such D&O Indemnified Parties prior to the Effective Time to defend any Transaction Litigation on behalf of, and to the extent such Transaction Litigation is against, the D&O Indemnified Parties.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first above written.

HUDSON GLOBAL, INC.

By:	/s/ Matthew K. Diamond
Name:	Matthew K. Diamond
Title:	Chief Financial Officer

[Signature Page to Agreement and Plan of Merger]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first above written.

HSON MERGER SUB, INC.

By:	/s/ Matthew K. Diamond
Name:	Matthew K. Diamond
Title:	President

[Signature Page to Agreement and Plan of Merger]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first above written.

STAR EQUITY HOLDINGS, INC.

By:	/s/ Richard K. Coleman, Jr.
Name:	Richard K. Coleman, Jr.
Title:	Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

EXHIBIT A

Form of Parent Stockholder Support Agreement

(attached)

EXHIBIT B

Form of Company Stockholder Support Agreement

(attached)

EXHIBIT C

Form of Certificate of Designations

(attached)

SCHEDULE F

Parent Stockholder Support Agreement (Officers)

1.	Matthew K. Diamond, Chief Financial Officer

SCHEDULE G

Company Stockholder Support Agreement (Officers)

1.	Richard K. Coleman, Jr., Chief Executive Officer
2.	David J. Noble, Chief Financial Officer
3.	Hannah M. Bible, Chief Legal Officer

Exhibit 10.1

COMPANY STOCKHOLDER SUPPORT AGREEMENT

This Company Stockholder Support Agreement (this “Agreement”), dated as of May 21, 2025, is entered into by and among Star Equity Holdings, Inc., a Delaware corporation (“Company”), Hudson Global, Inc., a Delaware corporation (“Parent”), and the stockholder of the Company included on the signature page hereto (“Securityholder”). Defined terms used but not defined herein shall have the meaning ascribed to such terms in the Merger Agreement (as defined below).

RECITALS

WHEREAS, concurrently herewith, Parent, HSON Merger Sub, Inc., a Delaware corporation and a wholly owned Subsidiary of Parent (“Merger Sub”), and Company are entering into that certain Agreement and Plan of Merger, dated as of the date hereof (as amended, supplemented, restated or otherwise modified from time to time, the “Merger Agreement”), pursuant to which (and subject to the terms and conditions set forth therein) Merger Sub will merge with and into Company, with Company being the surviving entity (the “Merger Transaction”);

WHEREAS, in connection with the Merger Transaction and pursuant to the terms of the Merger Agreement, Company will duly convene and hold a meeting of its stockholders (the “Company Stockholder Meeting”) for the purposes of obtaining approval by the holders of shares of Company Common Stock of the Merger Agreement and the entry into and consummation of the Merger (the “Company Stockholder Matters”);

WHEREAS, as of the date hereof, the Securityholder is the direct or indirect (through its controlled Affiliates) record and “beneficial owner” (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”)) of, and has the sole right to vote and consent with respect to, [•] issued and outstanding shares of Company Common Stock (the “Current Shares” and together with any Company Common Stock or any other voting Equity Securities of Company acquired (including the acquisition of the right to vote or beneficial ownership) or purchased by, or issued (including as a result of a share split, share dividend, merger, reorganization, recapitalization, reclassification, combination, exchange of shares, exercise or settlement of Company Equity Awards or other similar event) to, the Securityholder directly or indirectly (through its controlled Affiliates) after the date hereof, the “Owned Shares”); and

WHEREAS, as a condition and inducement to the willingness of Company to enter into the Merger Agreement, Company, Parent and the Securityholder are entering into this Agreement for the Securityholder to take certain actions as described herein.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, Company, Parent and the Securityholder hereby agree as follows:

1. Agreement to Vote Common Stock in Support of the Company Stockholder Matters. From the date hereof until the Termination Date (as defined below), the Securityholder, in his or her capacity as a direct or indirect (through its controlled Affiliates) equityholder of Company, hereby irrevocably and unconditionally agrees that at any meeting of the stockholders of Company, however called (including, for the avoidance of doubt, the Company Stockholder Meeting), or at any adjournment or postponement thereof, and in any action by written consent of the stockholders of Company distributed by the Board of Directors of Company, or otherwise undertaken as contemplated by the Merger Agreement or the Contemplated Transactions, or in any other circumstance in which the vote, consent or other approval of the stockholders of Company is sought, the Securityholder shall and/or, as applicable, shall cause any other holder of record of any of the Owned Shares to:

(i) when such meeting is held, appear at such meeting or otherwise cause the Owned Shares to be counted as present thereat for the purpose of establishing a quorum;

(ii) vote (or execute and return an action by written consent), or cause to be voted at such meeting (or validly execute and return and cause such consent to be granted with respect to), all of the Owned Shares in favor of the Company Stockholder Matters;

(iii) vote (or execute and return an action by written consent), or cause to be voted at such meeting, or validly execute and return and cause such consent to be granted with respect to, all of the Owned Shares against any action that would reasonably be expected to (a) impede, frustrate, interfere with, delay, postpone, prevent, nullify or adversely affect the Company Stockholder Matters, (b) result in a breach of any covenant, representation or warranty or other obligation or agreement of the Securityholder contained in this Agreement or (c) to the Securityholder’s knowledge, result in a breach of any covenant, representation or warranty or other obligation or agreement of Company contained in the Merger Agreement; and

(iv) vote (or execute and return an action by written consent), or cause to be voted at such meeting (or validly execute and return and cause such consent to be granted with respect to), all of the Owned Shares against (a) any Acquisition Proposal or any proposal relating to an Acquisition Proposal (for the avoidance of doubt, in each case, other than with respect to the Contemplated Transactions) or any proposal made in opposition to, in competition with, or inconsistent with, the Company Stockholder Matters, or (b) any merger agreement, merger, consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by Company (other than the Merger Agreement or the Contemplated Transactions).

During the period commencing on the date hereof and ending on the Termination Date, the Securityholder hereby agrees that it shall not commit, agree, or publicly propose any intention to take any action inconsistent with the foregoing.

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2. No Transfer. From the date hereof until the Termination Date, the Securityholder hereby covenants and agrees that it shall not Transfer (as defined below) any Owned Shares, in each case except pursuant to a Permitted Transfer (as defined below). Any attempt by the Securityholder to vote, or express consent or dissent with respect to (or otherwise to utilize the voting power of), its Owned Shares in contravention of the intent of this Agreement, including, but not limited to this Section 2 shall be null and void ab initio. For purposes of this Section 2, the following terms shall have the meanings as defined below:

(i)

“Permitted Transfer” means any Transfer of Owned Shares, (A) by virtue of laws of descent and distribution upon death of the individual; (B) pursuant to a qualified domestic relations order, divorce settlement, divorce decree or separation agreement; or (C) in connection with any legal, regulatory or other order; provided, however, that any transferee of such Permitted Transfer agrees to be bound by the terms of this Agreement.

(ii)

“Transfer” shall mean, with respect to any Person, (A) the sale or assignment of, offer to sell, contract or agreement to sell, hypothecate, pledge, grant of any option to purchase or otherwise dispose of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act, in each case with respect to any security owned, including ownership of record or the power to vote (including, without limitation, by proxy or power of attorney), by such Person; (B) the entry into any swap or other arrangement that transfers to another Person, in whole or in part, any of the economic consequences of ownership of any security owned by such Person, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise; or (C) the public announcement of any intention to effect any transaction specified in clause (A) or (B).

3. No Inconsistent Agreements. From the date hereof until the Termination Date, the Securityholder hereby covenants and agrees that the Securityholder shall not (i) enter into any voting agreement or voting trust with respect to any of the Owned Shares that is inconsistent with the Securityholder’s obligations pursuant to this Agreement, (ii) grant a proxy or power of attorney with respect to any of the Owned Shares that is inconsistent with the Securityholder’s obligations pursuant to this Agreement, or (iii) enter into any agreement or undertaking that is otherwise inconsistent with, or would restrict, limit or interfere with, or prohibit or prevent it from satisfying, its obligations pursuant to this Agreement. Any Transfer or attempted Transfer of any Owned Shares in violation of this Section 3 shall be null and void ab initio.

4. Binding Effect of Merger Agreement. The Securityholder hereby acknowledges that it has read the Merger Agreement and this Agreement and has had the opportunity to consult with its tax and legal advisors. The Securityholder shall be bound by and comply with Sections 5.4 (No Solicitation) and 6.8 (Public Announcements) of the Merger Agreement (and any relevant definitions contained in any such Sections) as if (i) the Securityholder was an original signatory to the Merger Agreement with respect to such provisions and (ii) each reference to “Company” contained in Section 5.4 of the Merger Agreement also referred to the Securityholder.

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5. Termination. This Agreement shall terminate upon the earliest of (i) the Effective Time, (ii) the valid termination of the Merger Agreement in accordance with Section 10 thereof, and (iii) the termination of this Agreement upon the mutual written agreement of Parent, Company and the Securityholder (the earliest of such applicable date, the “Termination Date”). Upon such termination of this Agreement, all obligations of the parties under this Agreement will terminate, without any liability or other obligation on the part of any party hereto to any Person in respect hereof or the transactions contemplated hereby, and no party hereto shall have any claim against another (and no Person shall have any rights against such party), whether under contract, tort or otherwise, pursuant to this Agreement; provided, however, that the termination of this Agreement shall not relieve any party hereto from liability arising in respect of material willful or intentional breach of, or fraud in connection with, this Agreement. This Section 5 shall survive the termination of this Agreement.

6. Representations and Warranties of the Securityholder. The Securityholder hereby represents and warrants to Parent as follows:

(a) The Securityholder is the direct or indirect (through its controlled Affiliates) record and a beneficial (within the meaning of Rule 13d-3 under the Exchange Act) owner of, and directly or indirectly (through its controlled Affiliates) has good and valid title to, the Owned Shares, free and clear of any Encumbrances, other than any applicable restrictions on transfer under applicable securities laws. As of the date of this Agreement, and except for any Company Equity Awards and/or shares of Company Preferred Stock, the only Equity Securities in Company owned, directly or indirectly (through its controlled Affiliates), of record or beneficially by the Securityholder are the Current Shares. The Securityholder does not hold or own any rights to acquire (directly or indirectly) any Equity Securities of Company or any securities convertible into, or which can be exchanged for, Equity Securities of Company, except, in each case, for any Company Equity Awards.

(b) The Securityholder, except as provided in this Agreement, has, either directly or indirectly (through its controlled Affiliates) full voting power, full power of disposition and full power to issue instructions with respect to, and agree to all, the matters set forth herein, in each case, with respect to the Owned Shares, and has not entered into any agreement or undertaking that is otherwise inconsistent with, or would interfere with, or prohibit or prevent it from satisfying, its obligations pursuant to this Agreement.

(c) The Securityholder has full legal competence and capacity and all requisite power and authority to, and has taken all action necessary in order to, execute, deliver and perform its obligations under this Agreement and to consummate the Company transactions to be performed by it hereunder. This Agreement has been duly executed and delivered by the Securityholder, and, assuming due authorization, execution and delivery by the other parties to this Agreement, constitutes a valid and binding agreement of the Securityholder enforceable against the Securityholder in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.

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(d) The Securityholder has not (i) entered into any voting agreement or voting trust with respect to any of the Owned Shares that is still in effect and that is inconsistent with the Securityholder’s obligations pursuant to this Agreement (including Section 1 hereof), (ii) granted a proxy or power of attorney with respect to any of the Owned Shares that is still in effect and that is inconsistent with the Securityholder’s obligations pursuant to this Agreement (including Section 1 hereof), or (iii) entered into any agreement or undertaking that is otherwise inconsistent with, or would restrict, limit or interfere with, or prohibit or prevent it from satisfying, its obligations pursuant to this Agreement (including Section 1 hereof).

(e) The execution and delivery of this Agreement by the Securityholder does not, and the performance by the Securityholder of his or her obligations hereunder will not, require any consent or approval that has not been given or other action that has not been taken by any Person (including under any Contract binding upon the Securityholder or the Owned Shares), in each case, to the extent such consent, approval or other action would prevent, enjoin or materially delay the performance by the Securityholder of his or her obligations under this Agreement.

(f) There are no Legal Proceedings pending against the Securityholder, or to the Knowledge of the Securityholder threatened against the Securityholder, before (or, in the case of threatened Legal Proceedings, that would be before) any Governmental Authority, which in any manner challenges or seeks to prevent, enjoin or materially delay the performance by the Securityholder of his or her obligations under this Agreement.

(g) The Securityholder is a sophisticated holder (directly or indirectly (through its controlled Affiliates)) with respect to the Owned Shares and has adequate information concerning the Contemplated Transactions, including the transactions contemplated hereby, and concerning the business and financial condition of Parent and Company to make an informed decision regarding the matters referred to herein and has independently, without reliance upon Parent, Company, any of their Affiliates or any of the respective Representatives of the foregoing, and based on such information as the Securityholder has deemed appropriate, made the Securityholder’s own analysis and decision to enter into this Agreement. The Securityholder has received and reviewed a copy of this Agreement and the Merger Agreement, has had an opportunity to obtain the advice of counsel prior to executing this Agreement and fully understands and accepts all of the provisions hereof and of the Merger Agreement, including that the consummation of the Merger Transaction is subject to the conditions set forth in the Merger Agreement, and as such there can be no assurance that the Merger Transaction will be consummated.

Except for the representations and warranties made by the Securityholder in this Section 6, neither the Securityholder nor any other Person makes any express or implied representation or warranty to Parent in connection with this Agreement or the transactions contemplated by this Agreement, and the Securityholder expressly disclaims any such other representations or warranties.

7. No Challenges. From the date hereof until the Termination Date, the Securityholder agrees not to commence, join in, facilitate, assist or encourage, and agrees to take all actions within its power necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Parent, Merger Sub, Company or any of their respective successors or directors (except in any case arising out of the fraud of such parties) (a) challenging

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the validity of, or seeking to enjoin the operation of, any provision of this Agreement or (b) alleging a breach of any fiduciary duty of any person in connection with the evaluation, negotiation or entry into the Merger Agreement. Notwithstanding the foregoing, nothing herein shall be deemed to prohibit the Securityholder from enforcing the Securityholder’s rights under this Agreement and the other agreements entered into by the Securityholder in connection herewith, or otherwise in connection with the Merger Transaction or the other Contemplated Transactions.

8. No Agreement as Director or Officer. Notwithstanding any provision of this Agreement to the contrary, the Securityholder is signing this Agreement solely in his or her capacity as a direct or indirect (through its controlled Affiliates) equityholder of Company. The Securityholder makes no agreement or understanding in this Agreement in the Securityholder’s capacity as a director, officer or employee of Company (if the Securityholder holds such office or position) or in the Securityholder’s capacity as a trustee or fiduciary of any employee benefit plan or trust. Nothing in this Agreement will be construed to prohibit, limit or restrict the Securityholder from exercising his or her fiduciary duties as an officer or director to Company or its equityholders.

9. Amendment and Modification. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing signed by Company, Parent and the Securityholder.

10. Waiver. No failure or delay by any party hereto exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies of the parties hereto hereunder are cumulative and are not exclusive of any rights or remedies which they would otherwise have hereunder. Any agreement on the part of a party hereto to any such waiver shall be valid only if set forth in a written instrument executed and delivered by such party.

11. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws. In any action or proceeding between any of the Parties arising out of or relating to this Agreement or any of the Contemplated Transactions, each of the Parties: (a) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware or the United States District Court for the District of Delaware, (b) agrees that all claims in respect of such action or proceeding shall be heard and determined exclusively in accordance with clause (a) of this Section 11, (c) waives, to the fullest extent permitted by applicable Law, any objection to laying venue in any such action or proceeding in such courts, (d) waives, to the fullest extent permitted by applicable Law, any objection that such courts are an inconvenient forum or do not have jurisdiction over any Party and (e) agrees that service of process upon such Party in any such action or proceeding shall be effective if notice is given in accordance with Section 18 of this Agreement. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A

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TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (III) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 11.

12. Assignment; Successors. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto in whole or in part (whether by operation of law or otherwise) without the prior written consent of the other parties, and any such assignment without such consent shall be null and void. This Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties hereto and their respective successors and permitted assigns.

13. Further Assurances. The Securityholder shall execute and deliver, or cause to be executed and delivered, such additional documents, and will use commercially reasonable efforts to take, or cause to be taken, all such further actions and do, or cause to be done, all things reasonably necessary to consummate the transactions contemplated by this Agreement, on the terms and subject to the conditions set forth therein and herein, as applicable.

14. Specific Performance. The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity, and each of the Parties waives any bond, surety or other security that might be required of any other Party with respect thereto. Each of the Parties further agrees that it will not oppose the granting of an injunction, specific performance or other equitable relief on the basis that any other Party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity.

15. Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement will remain in full force and effect. Any provision of this Agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.

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16. Disclosure. Parent and Company shall be permitted to publish and disclose in all documents and schedules filed with the SEC, and any press release or other disclosure document that Parent determines to be necessary or desirable in connection with the Merger Transaction and the other Contemplated Transactions, the Securityholder’s identity and ownership of Owned Shares and the nature of the Securityholder’s commitments, arrangements and understandings under this Agreement and, if deemed reasonably appropriate by Parent or Company, a copy of this Agreement.

17. Entire Agreement. Section 11.4 (Entire Agreement; Headings; Counterparts; Exchanges by Electronic Transmission) of the Merger Agreement is incorporated herein by reference and shall apply to this Agreement mutatis mutandis.

18. Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given on the date of delivery if delivered personally, by email (which is confirmed), or sent by a nationally recognized overnight courier service (providing proof of delivery). All notices hereunder shall be delivered as set forth below or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

if to Parent:

Hudson Global, Inc.

53 Forest Avenue, Suite 102

Old Greenwich, CT 06870

Attention: Matthew K. Diamond, Chief Financial Officer

Email: Matt.Diamond@hudsonrpo.com

with a copy (which shall not constitute notice) to:

Morgan, Lewis & Bockius LLP

2222 Market Street

Philadelphia, PA 19103

Attention: Benjamin R. Wills

Email: benjamin.wills@morganlewis.com

with a copy (which shall not constitute notice) to:

Baker & Hostetler LLP

45 Rockefeller Plaza

New York, NY 10111

Attention: Adam W. Finerman

Email: afinerman@bakerlaw.com

if to Company:

Star Equity Holdings, Inc.

53 Forest Avenue, Suite 101

Old Greenwich, CT 06870

Attention: Hannah Bible

Email: hannah.bible@starequity.com

with a copy (which shall not constitute notice) to:

Littman Krooks LLP

1325 Avenue of the Americas, 15th Floor

New York, NY 10019

Attention: Martin W. Enright

Email: menright@littmankrooks.com

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if to the Securityholder: to the Securityholder’s address set forth below the Securityholder’s signature block.

[Signature Page Follows]

9

IN WITNESS WHEREOF, each of the parties hereto have caused this Agreement to be executed (where applicable, by their respective officers or other authorized persons thereunto duly authorized) as of the date first written above.

Securityholder

By:
Name:
Address for Notices:

[Signature Page to Company Stockholder Support Agreement]

IN WITNESS WHEREOF, each of the parties hereto have caused this Agreement to be executed (where applicable, by their respective officers or other authorized persons thereunto duly authorized) as of the date first written above.

Hudson Global, Inc.

By:
Name:
Title:

[Signature Page to Company Stockholder Support Agreement]

IN WITNESS WHEREOF, each of the parties hereto have caused this Agreement to be executed (where applicable, by their respective officers or other authorized persons thereunto duly authorized) as of the date first written above.

Star Equity Holdings, Inc.

By:
Name:
Title:

[Signature Page to Company Stockholder Support Agreement]

Exhibit 10.2

PARENT STOCKHOLDER SUPPORT AGREEMENT

This Parent Stockholder Support Agreement (this “Agreement”), dated as of May 21, 2025, is entered into by and among Hudson Global, Inc., a Delaware corporation (“Parent”), Star Equity Holdings, Inc., a Delaware corporation (“Company”), and the stockholder of the Parent included on the signature page hereto (“Securityholder”). Defined terms used but not defined herein shall have the meaning ascribed to such terms in the Merger Agreement (as defined below).

RECITALS

WHEREAS, concurrently herewith, Parent, HSON Merger Sub, Inc., a Delaware corporation and a wholly owned Subsidiary of Parent (“Merger Sub”), and Company are entering into that certain Agreement and Plan of Merger, dated as of the date hereof (as amended, supplemented, restated or otherwise modified from time to time, the “Merger Agreement”), pursuant to which (and subject to the terms and conditions set forth therein) Merger Sub will merge with and into Company, with Company being the surviving entity (the “Merger Transaction”);

WHEREAS, in connection with the Merger Transaction and pursuant to the terms of the Merger Agreement, Parent will duly convene and hold a meeting of its stockholders (the “Parent Stockholder Meeting”) for the purposes of obtaining approval by the holders of shares of Parent Common Stock of the issuance of shares of Parent Common Stock that represents (or is convertible into) more than five percent (5%) of the shares of Parent Common Stock outstanding immediately prior to the Merger Transaction to the Company stockholders in connection with the Contemplated Transactions, pursuant to applicable Nasdaq listing rules (the “Parent Share Issuance”);

WHEREAS, as of the date hereof, the Securityholder is the direct or indirect (through its controlled Affiliates) record and “beneficial owner” (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”)) of, and has the sole right to vote and consent with respect to, [•] issued and outstanding shares of Parent Common Stock (the “Current Shares” and together with any Parent Common Stock or any other voting Equity Securities of Parent acquired (including the acquisition of the right to vote or beneficial ownership) or purchased by, or issued (including as a result of a share split, share dividend, merger, reorganization, recapitalization, reclassification, combination, exchange of shares, exercise or settlement of Parent Equity Awards or other similar event) to, the Securityholder directly or indirectly (through its controlled Affiliates) after the date hereof, the “Owned Shares”); and

WHEREAS, as a condition and inducement to the willingness of Company to enter into the Merger Agreement, Company, Parent and the Securityholder are entering into this Agreement for the Securityholder to take certain actions as described herein.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, Company, Parent and the Securityholder hereby agree as follows:

1. Agreement to Vote Common Stock in Support of the Parent Share Issuance. From the date hereof until the Termination Date (as defined below), the Securityholder, in his or her capacity as a direct or indirect (through its controlled Affiliates) equityholder of Parent, hereby irrevocably and unconditionally agrees that at any meeting of the stockholders of Parent, however called (including, for the avoidance of doubt, the Parent Stockholder Meeting), or at any adjournment or postponement thereof, and in any action by written consent of the stockholders of Parent distributed by the Board of Directors of Parent, or otherwise undertaken as contemplated by the Merger Agreement or the Contemplated Transactions, or in any other circumstance in which the vote, consent or other approval of the stockholders of Parent is sought, the Securityholder shall and/or, as applicable, shall cause any other holder of record of any of the Owned Shares to:

(i) when such meeting is held, appear at such meeting or otherwise cause the Owned Shares to be counted as present thereat for the purpose of establishing a quorum;

(ii) vote (or execute and return an action by written consent), or cause to be voted at such meeting (or validly execute and return and cause such consent to be granted with respect to), all of the Owned Shares in favor of the Parent Share Issuance;

(iii) vote (or execute and return an action by written consent), or cause to be voted at such meeting, or validly execute and return and cause such consent to be granted with respect to, all of the Owned Shares against any action that would reasonably be expected to (a) impede, frustrate, interfere with, delay, postpone, prevent, nullify or adversely affect the Parent Share Issuance, (b) result in a breach of any covenant, representation or warranty or other obligation or agreement of the Securityholder contained in this Agreement or (c) to the Securityholder’s knowledge, result in a breach of any covenant, representation or warranty or other obligation or agreement of Company contained in the Merger Agreement; and

(iv) vote (or execute and return an action by written consent), or cause to be voted at such meeting (or validly execute and return and cause such consent to be granted with respect to), all of the Owned Shares against (a) any Acquisition Proposal or any proposal relating to an Acquisition Proposal (for the avoidance of doubt, in each case, other than with respect to the Contemplated Transactions) or any proposal made in opposition to, in competition with, or inconsistent with, the Parent Share Issuance, or (b) any merger agreement, merger, consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by Parent (other than the Merger Agreement or the Contemplated Transactions).

During the period commencing on the date hereof and ending on the Termination Date, the Securityholder hereby agrees that it shall not commit, agree, or publicly propose any intention to take any action inconsistent with the foregoing.

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2. No Transfer. From the date hereof until the Termination Date, the Securityholder hereby covenants and agrees that it shall not Transfer (as defined below) any Owned Shares, in each case except pursuant to a Permitted Transfer (as defined below). Any attempt by the Securityholder to vote, or express consent or dissent with respect to (or otherwise to utilize the voting power of), its Owned Shares in contravention of the intent of this Agreement, including, but not limited to this Section 2 shall be null and void ab initio. For purposes of this Section 2, the following terms shall have the meanings as defined below:

(i)

“Permitted Transfer” means any Transfer of Owned Shares, (A) by virtue of laws of descent and distribution upon death of the individual; (B) pursuant to a qualified domestic relations order, divorce settlement, divorce decree or separation agreement; or (C) in connection with any legal, regulatory or other order; provided, however, that any transferee of such Permitted Transfer agrees to be bound by the terms of this Agreement.

(ii)

“Transfer” shall mean, with respect to any Person, (A) the sale or assignment of, offer to sell, contract or agreement to sell, hypothecate, pledge, grant of any option to purchase or otherwise dispose of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act, in each case with respect to any security owned, including ownership of record or the power to vote (including, without limitation, by proxy or power of attorney), by such Person; (B) the entry into any swap or other arrangement that transfers to another Person, in whole or in part, any of the economic consequences of ownership of any security owned by such Person, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise; or (C) the public announcement of any intention to effect any transaction specified in clause (A) or (B).

3. No Inconsistent Agreements. From the date hereof until the Termination Date, the Securityholder hereby covenants and agrees that the Securityholder shall not (i) enter into any voting agreement or voting trust with respect to any of the Owned Shares that is inconsistent with the Securityholder’s obligations pursuant to this Agreement, (ii) grant a proxy or power of attorney with respect to any of the Owned Shares that is inconsistent with the Securityholder’s obligations pursuant to this Agreement, or (iii) enter into any agreement or undertaking that is otherwise inconsistent with, or would restrict, limit or interfere with, or prohibit or prevent it from satisfying, its obligations pursuant to this Agreement. Any Transfer or attempted Transfer of any Owned Shares in violation of this Section 3 shall be null and void ab initio.

4. Binding Effect of Merger Agreement. The Securityholder hereby acknowledges that it has read the Merger Agreement and this Agreement and has had the opportunity to consult with its tax and legal advisors. The Securityholder shall be bound by and comply with Sections 5.4 (No Solicitation) and 6.8 (Public Announcements) of the Merger Agreement (and any relevant definitions contained in any such Sections) as if (i) the Securityholder was an original signatory to the Merger Agreement with respect to such provisions and (ii) each reference to “Parent” contained in Section 5.4 of the Merger Agreement also referred to the Securityholder.

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5. Termination. This Agreement shall terminate upon the earliest of (i) the Effective Time, (ii) the valid termination of the Merger Agreement in accordance with Section 10 thereof, and (iii) the termination of this Agreement upon the mutual written agreement of Parent, Company and the Securityholder (the earliest of such applicable date, the “Termination Date”). Upon such termination of this Agreement, all obligations of the parties under this Agreement will terminate, without any liability or other obligation on the part of any party hereto to any Person in respect hereof or the Contemplated Transactions contemplated hereby, and no party hereto shall have any claim against another (and no Person shall have any rights against such party), whether under contract, tort or otherwise, pursuant to this Agreement; provided, however, that the termination of this Agreement shall not relieve any party hereto from liability arising in respect of material willful or intentional breach of, or fraud in connection with, this Agreement. This Section 5 shall survive the termination of this Agreement.

6. Representations and Warranties of the Securityholder. The Securityholder hereby represents and warrants to Company as follows:

(a) The Securityholder is the direct or indirect (through its controlled Affiliates) record and a beneficial (within the meaning of Rule 13d-3 under the Exchange Act) owner of, and directly or indirectly (through its controlled Affiliates) has good and valid title to, the Owned Shares, free and clear of any Encumbrances, other than any applicable restrictions on transfer under applicable securities laws. As of the date of this Agreement, and except for any Parent Equity Awards and/or shares of Parent Preferred Stock, the only Equity Securities in Parent owned, directly or indirectly (through its controlled Affiliates), of record or beneficially by the Securityholder are the Current Shares. The Securityholder does not hold or own any rights to acquire (directly or indirectly) any Equity Securities of Parent or any securities convertible into, or which can be exchanged for, Equity Securities of Parent, except, in each case, for any Parent Equity Awards.

(b) The Securityholder, except as provided in this Agreement, has, either directly or indirectly (through its controlled Affiliates) full voting power, full power of disposition and full power to issue instructions with respect to, and agree to all, the matters set forth herein, in each case, with respect to the Owned Shares, and has not entered into any agreement or undertaking that is otherwise inconsistent with, or would interfere with, or prohibit or prevent it from satisfying, its obligations pursuant to this Agreement.

(c) The Securityholder has full legal competence and capacity and all requisite power and authority to, and has taken all action necessary in order to, execute, deliver and perform its obligations under this Agreement and to consummate the Contemplated Transactions to be performed by it hereunder. This Agreement has been duly executed and delivered by the Securityholder, and, assuming due authorization, execution and delivery by the other parties to this Agreement, constitutes a valid and binding agreement of the Securityholder enforceable against the Securityholder in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.

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(d) The Securityholder has not (i) entered into any voting agreement or voting trust with respect to any of the Owned Shares that is still in effect and that is inconsistent with the Securityholder’s obligations pursuant to this Agreement (including Section 1 hereof), (ii) granted a proxy or power of attorney with respect to any of the Owned Shares that is still in effect and that is inconsistent with the Securityholder’s obligations pursuant to this Agreement (including Section 1 hereof), or (iii) entered into any agreement or undertaking that is otherwise inconsistent with, or would restrict, limit or interfere with, or prohibit or prevent it from satisfying, its obligations pursuant to this Agreement (including Section 1 hereof).

(e) The execution and delivery of this Agreement by the Securityholder does not, and the performance by the Securityholder of his or her obligations hereunder will not, require any consent or approval that has not been given or other action that has not been taken by any Person (including under any Contract binding upon the Securityholder or the Owned Shares), in each case, to the extent such consent, approval or other action would prevent, enjoin or materially delay the performance by the Securityholder of his or her obligations under this Agreement.

(f) There are no Legal Proceedings pending against the Securityholder, or to the Knowledge of the Securityholder threatened against the Securityholder, before (or, in the case of threatened Legal Proceedings, that would be before) any Governmental Authority, which in any manner challenges or seeks to prevent, enjoin or materially delay the performance by the Securityholder of his or her obligations under this Agreement.

(g) The Securityholder is a sophisticated holder (directly or indirectly (through its controlled Affiliates)) with respect to the Owned Shares and has adequate information concerning the Contemplated Transactions, including the transactions contemplated hereby, and concerning the business and financial condition of Parent and Company to make an informed decision regarding the matters referred to herein and has independently, without reliance upon Parent, Company, any of their Affiliates or any of the respective Representatives of the foregoing, and based on such information as the Securityholder has deemed appropriate, made the Securityholder’s own analysis and decision to enter into this Agreement. The Securityholder has received and reviewed a copy of this Agreement and the Merger Agreement, has had an opportunity to obtain the advice of counsel prior to executing this Agreement and fully understands and accepts all of the provisions hereof and of the Merger Agreement, including that the consummation of the Merger Transaction is subject to the conditions set forth in the Merger Agreement, and as such there can be no assurance that the Merger Transaction will be consummated.

Except for the representations and warranties made by the Securityholder in this Section 6, neither the Securityholder nor any other Person makes any express or implied representation or warranty to Parent in connection with this Agreement or the transactions contemplated by this Agreement, and the Securityholder expressly disclaims any such other representations or warranties.

7. No Challenges. From the date hereof until the Termination Date, the Securityholder agrees not to commence, join in, facilitate, assist or encourage, and agrees to take all actions within its power necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Parent, Merger Sub, Company or any of their respective successors or directors (except in any case arising out of the fraud of such parties) (a) challenging

5

the validity of, or seeking to enjoin the operation of, any provision of this Agreement or (b) alleging a breach of any fiduciary duty of any person in connection with the evaluation, negotiation or entry into the Merger Agreement. Notwithstanding the foregoing, nothing herein shall be deemed to prohibit the Securityholder from enforcing the Securityholder’s rights under this Agreement and the other agreements entered into by the Securityholder in connection herewith, or otherwise in connection with the Merger Transaction or the other Contemplated Transactions.

8. No Agreement as Director or Officer. Notwithstanding any provision of this Agreement to the contrary, the Securityholder is signing this Agreement solely in his or her capacity as a direct or indirect (through its controlled Affiliates) equityholder of Parent. The Securityholder makes no agreement or understanding in this Agreement in the Securityholder’s capacity as a director, officer or employee of Parent (if the Securityholder holds such office or position) or in the Securityholder’s capacity as a trustee or fiduciary of any employee benefit plan or trust. Nothing in this Agreement will be construed to prohibit, limit or restrict the Securityholder from exercising his or her fiduciary duties as an officer or director to Parent or its equityholders.

9. Amendment and Modification. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing signed by Company, Parent and the Securityholder.

10. Waiver. No failure or delay by any party hereto exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies of the parties hereto hereunder are cumulative and are not exclusive of any rights or remedies which they would otherwise have hereunder. Any agreement on the part of a party hereto to any such waiver shall be valid only if set forth in a written instrument executed and delivered by such party.

11. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws. In any action or proceeding between any of the Parties arising out of or relating to this Agreement or any of the Contemplated Transactions, each of the Parties: (a) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware or the United States District Court for the District of Delaware, (b) agrees that all claims in respect of such action or proceeding shall be heard and determined exclusively in accordance with clause (a) of this Section 11, (c) waives, to the fullest extent permitted by applicable Law, any objection to laying venue in any such action or proceeding in such courts, (d) waives, to the fullest extent permitted by applicable Law, any objection that such courts are an inconvenient forum or do not have jurisdiction over any Party and (e) agrees that service of process upon such Party in any such action or proceeding shall be effective if notice is given in accordance with Section 18 of this Agreement. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A

6

TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (III) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 11.

12. Assignment; Successors. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto in whole or in part (whether by operation of law or otherwise) without the prior written consent of the other parties, and any such assignment without such consent shall be null and void. This Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties hereto and their respective successors and permitted assigns.

13. Further Assurances. The Securityholder shall execute and deliver, or cause to be executed and delivered, such additional documents, and will use commercially reasonable efforts to take, or cause to be taken, all such further actions and do, or cause to be done, all things reasonably necessary to consummate the Contemplated Transactions contemplated by this Agreement, on the terms and subject to the conditions set forth therein and herein, as applicable.

14. Specific Performance. The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity, and each of the Parties waives any bond, surety or other security that might be required of any other Party with respect thereto. Each of the Parties further agrees that it will not oppose the granting of an injunction, specific performance or other equitable relief on the basis that any other Party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity.

15. Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement will remain in full force and effect. Any provision of this Agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.

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16. Disclosure. Parent and Company shall be permitted to publish and disclose in all documents and schedules filed with the SEC, and any press release or other disclosure document that Parent determines to be necessary or desirable in connection with the Merger Transaction and the other Contemplated Transactions, the Securityholder’s identity and ownership of Owned Shares and the nature of the Securityholder’s commitments, arrangements and understandings under this Agreement and, if deemed reasonably appropriate by Parent or Company, a copy of this Agreement.

17. Entire Agreement. Section 11.4 (Entire Agreement; Headings; Counterparts; Exchanges by Electronic Transmission) of the Merger Agreement is incorporated herein by reference and shall apply to this Agreement mutatis mutandis.

18. Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given on the date of delivery if delivered personally, by email (which is confirmed), or sent by a nationally recognized overnight courier service (providing proof of delivery). All notices hereunder shall be delivered as set forth below or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

if to Parent:

Hudson Global, Inc.

53 Forest Avenue, Suite 102

Old Greenwich, CT 06870

Attention: Matthew K. Diamond, Chief Financial Officer

Email: Matt.Diamond@hudsonrpo.com

with a copy (which shall not constitute notice) to:

Morgan, Lewis & Bockius LLP

2222 Market Street

Philadelphia, PA 19103

Attention: Benjamin R. Wills

Email: benjamin.wills@morganlewis.com

with a copy (which shall not constitute notice) to:

Baker & Hostetler LLP

45 Rockefeller Plaza

New York, NY 10111

Attention: Adam W. Finerman

Email: afinerman@bakerlaw.com

if to Company:

Star Equity Holdings, Inc.

53 Forest Avenue, Suite 101

Old Greenwich, CT 06870

Attention: Hannah Bible

Email: hannah.bible@starequity.com

with a copy (which shall not constitute notice) to:

Littman Krooks LLP

1325 Avenue of the Americas, 15th Floor

New York, NY 10019

Attention: Martin W. Enright

Email: menright@littmankrooks.com

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if to the Securityholder: to the Securityholder’s address set forth below the Securityholder’s signature block.

[Signature Page Follows]

9

IN WITNESS WHEREOF, each of the parties hereto have caused this Agreement to be executed (where applicable, by their respective officers or other authorized persons thereunto duly authorized) as of the date first written above.

Securityholder

By:
Name:
Address for Notices:

[Signature Page to Parent Stockholder Support Agreement]

IN WITNESS WHEREOF, each of the parties hereto have caused this Agreement to be executed (where applicable, by their respective officers or other authorized persons thereunto duly authorized) as of the date first written above.

Hudson Global, Inc.

By:
Name:
Title:

[Signature Page to Parent Stockholder Support Agreement]

IN WITNESS WHEREOF, each of the parties hereto have caused this Agreement to be executed (where applicable, by their respective officers or other authorized persons thereunto duly authorized) as of the date first written above.

Star Equity Holdings, Inc.

By:
Name:
Title:

[Signature Page to Parent Stockholder Support Agreement]

Exhibit 99.1

Star Equity Holdings and Hudson Global Sign Definitive Merger Agreement

Accretive Combination Increases Scale, Diversifies Revenue Streams, and Leverages Corporate

Overhead and Public Company Costs

Better Positions both Companies to Accelerate Growth and Maximize Shareholder Value

Companies to Host a Joint Conference Call on May 22 at 10:00 am ET to Discuss the Merger

Old Greenwich, CT. – May 21, 2025: Star Equity Holdings, Inc. (“Star”) (Nasdaq: STRR; STRRP) and Hudson Global, Inc. (“Hudson”) (Nasdaq: HSON) (the “Companies”), announced today the signing of a definitive merger agreement (the “Merger”). Pursuant to the Merger, Star will merge with and into a wholly owned subsidiary of Hudson to form “NewCo”.

Prior to signing this Merger agreement, both Companies’ Boards of Directors established independent special committees to evaluate the benefits of the potential Merger. While the terms of the Merger have been approved by both special committees and each of the Companies’ respective Boards of Directors, closing is subject to regulatory approvals as well as the affirmative votes of Hudson and Star shareholders at their respective shareholder meetings to be held later this year. The Boards of Directors of Hudson and Star have recommended that the respective shareholders of HSON and STRR vote FOR the Merger at these meetings.

Transaction Highlights

•	Scale: Creates larger multi-sector holding company (with pro-forma annualized revenues of $210 million) on better path to eventually getting added to the Russell 2000 index.

•	Profitability: NewCo goal of $40 million in Adjusted EBITDA by 2030.

•	Synergies: At least $2 million of annualized cost savings projected within 12 months of the completion of the Merger, equating to approximately $0.57 in incremental pro-forma EPS.

•	NOL Utilization: NewCo more likely to utilize its $240 million (1) US Federal net operating losses (“NOL”) than Hudson standalone.

•	Owner Mindset: Board and management currently own approximately 24% (2) of NewCo’s pro-forma shares outstanding and expect to own more over time.

•	Greater revenue diversity by constituting NewCo as a holding company and adding new business segments from Star.

•	Increased ability to finance growth, including acquisitions, by leveraging NewCo’s strong pro-forma balance sheet and credit profile.

•	Increased ability to monetize or raise capital for NewCo’s business units at private market values.

Transaction Details

•	The Merger will be a stock-for-stock transaction.

•	Star will merge with and into a wholly owned subsidiary of Hudson, and Hudson will be the surviving public entity.

•

Hudson will acquire all the outstanding common and preferred shares of Star, issuing 0.23 shares of HSON common stock for each share of STRR common stock, approximately in line with the 20-day VWAP trading ratio between the two stocks.

(1)	As of December 31, 2024.
(2)	Includes unvested and unissued RSUs as of 3/31/2025.

•	Hudson will issue preferred stock with identical terms to Star’s preferred stock to be exchanged on a one-for-one basis.

•	Upon completion of the Merger, Hudson shareholders will own approximately 79% of NewCo, and Star shareholders will own approximately 21% of NewCo’s estimated 3.49 million shares outstanding.

•	Pending regulatory and shareholder approvals, the Merger is anticipated to close in the second half of 2025.

Jeff Eberwein, CEO of Hudson, said, “We are pleased to announce the signing of this merger agreement, a combination we believe will create more shareholder value than either company could achieve independently. We expect NewCo’s operating businesses to flourish inside NewCo’s holding company structure, as time and resources previously spent on public company and corporate matters can now be dedicated to organic and inorganic growth opportunities at the operating level. We believe the cost savings and diversification of revenue streams will provide considerable value to shareholders.”

Rick Coleman, Star’s CEO, noted, “Since Star converted to its holding company structure in 2019, our goal has been to acquire attractive businesses, either to complement our existing platforms, or to establish new growth platforms. While we have completed and continue to work on various M&A initiatives, this transaction is transformative for Star. Star’s shareholders will benefit from the combined company’s greater scale, profitability, and stock trading liquidity, as well as the financial advantages of increased market capitalization, and the utilization of Hudson’s sizable NOL. We look forward to leveraging all of these benefits to maximize shareholder value.”

Following the completion of the Merger, NewCo will have four reporting segments: Building Solutions (consisting of KBS Builders, EdgeBuilder-Glenbrook, and Timber Technologies), Business Services (Hudson RPO), Energy Services (Alliance Drilling Tools), and Investments. The Merger is expected to have no impact on clients, employees, or the brand names of any of NewCo’s operating businesses. NewCo’s board of directors is expected to be composed of the three independent directors from each of Hudson and Star, as well as Jeff Eberwein. NewCo management will include Jeff Eberwein as CEO and Rick Coleman as COO.

As of the date of this announcement, Mr. Eberwein, Hudson’s CEO, owns 455,390 (3) shares of HSON common stock, and as Executive Chairman of Star, owns 826,530 (3) shares of STRR common stock and 1,182,414 shares of STRRP preferred stock.

Star’s special committee was advised by Oberon Securities (financial) and Littman Krooks (legal). Hudson’s special committee was advised by Houlihan Lokey (financial) and Morgan Lewis (legal).

A Form 8-K related to the Merger agreement will be filed with the SEC. Interested parties can access this information by visiting the SEC website www.sec.gov or by visiting Hudson’s website www.hudsonrpo.com or Star’s website www.starequity.com.

NOL Carryforward

As of December 31, 2024, Hudson had $240 million of usable NOLs in the U.S., which the Company considers to be a very valuable asset for its stockholders. In order to protect the value of the NOL for all stockholders, Hudson has a rights agreement and charter amendment in place that limit beneficial ownership of Hudson common stock to 4.99%. Stockholders who wish to own more than 4.99% of Hudson common stock, or who already own more than 4.99% of Hudson common stock and wish to buy more, may only acquire additional shares with the Board’s prior written approval.

As of December 31, 2024, Star had $44.6 million of U.S. Federal and $17.6 million of state NOLs, which Star considers to be valuable assets for its stockholders. Certain of these NOLs will expire in 2025 through 2044 unless previously utilized. In order to protect the value of the NOL for all stockholders, Star has a rights agreement and charter amendment in place that limit beneficial ownership of Star’s common stock to 4.99%. Stockholders who wish to own more than 4.99% of Star common stock, or who already own more than 4.99% of Star common stock and wish to increase their holdings, may only acquire additional shares with the Board’s prior written approval.

(3)	Includes unvested and unissued RSUs as of 3/31/2025.

Conference Call Details

Hudson and Star will host a joint audio and slides conference call on Thursday, May 22, 2025, at 10:00 am ET to discuss the Merger.

Live conference call:	All interested persons are invited to attend the call and should dial 833-816-1383 (USA) or 412-317-0476 (International), approximately 10 minutes prior to the start of the conference call.

Live Webcast:	The live audio webcast of the conference call can be accessed via the Internet, on a listen-only basis on both Company’s websites, or by clicking the following link: https://edge.media-server.com/mmc/p/3jxd3ppo/.

Investor Deck:	The Companies will be utilizing an investor presentation as an accompaniment to the live call, which will be available by visiting Hudson’s website www.hudsonrpo.com or Star’s website www.starequity.com, Investor Relations sections under Events.
Archived Webcast:	The online archive of the webcast will be available on each Company’s website shortly after the call.

About Hudson Global, Inc.

Hudson Global, Inc. is a leading global total talent solutions provider operating under the brand name Hudson RPO. We deliver innovative, customized recruitment outsourcing and total talent solutions to organizations worldwide. Through our consultative approach, we develop tailored talent solutions designed to meet our clients’ strategic growth initiatives. As a trusted advisor, we meet our commitments, deliver quality and value, and strive to exceed expectations.

About Star Equity Holdings, Inc.

Star Equity Holdings, Inc. is a diversified holding company with three divisions: Building Solutions, Energy Services, and Investments.

Building Solutions

Our Building Solutions division operates in three businesses: (i) modular building manufacturing; (ii) structural wall panel and wood foundation manufacturing, including building supply distribution operations; and (iii) glue-laminated timber (glulam) column, beam, and truss manufacturing.

Energy Services

Our Energy Services division engages in the rental, sale, and repair of downhole tools used in the oil and gas, geothermal, mining, and water-well industries.

Investments

Our Investments division manages and finances the Company’s real estate assets as well as its investment positions in private and public companies.

Forward-Looking Statements

“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995: This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements in this release that are not statements of historical fact are hereby identified as “forward-looking statements” for the purpose of the safe harbor provided by Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking Statements include, without limitation, statements regarding (i) the plans and objectives of management for future operations, including plans or objectives relating to acquisitions and related integration, development of commercially viable products, novel technologies, and modern applicable services, (ii) projections of income (including income/loss), EBITDA, earnings (including earnings/loss) per share, free cash flow (FCF), capital expenditures, cost reductions, capital structure or other financial items, (iii) the future financial performance of the Company or acquisition targets, (iv) statements regarding the anticipated timing and benefits of the Merger and (v) the assumptions underlying or relating to any statement described above. Moreover, forward-looking statements necessarily involve assumptions on the part of the Companies. These forward-looking statements generally are identified by the words “believe”, “expect”, “anticipate”, “estimate”, “project”, “intend”, “plan”, “should”, “may”, “will”, “would”, “will be”, “will continue” or similar expressions. Such forward-looking statements are not meant to predict or guarantee actual results, performance, events, or circumstances and may not be realized because they are based upon each Company’s current projections, plans, objectives, beliefs, expectations, estimates and assumptions and are subject to a number of risks and uncertainties and other influences, many of which each Company has no control over. Actual results and the timing of certain events and circumstances may differ materially from those described above as a result of these risks and uncertainties. Factors that may influence or contribute to the inaccuracy of forward-looking statements or cause actual results to differ materially from expected or desired results may include, without limitation, Hudson’s and Star’s ability to complete the Merger on the proposed terms or on the anticipated timeline, or at all, including risks and uncertainties related to securing the necessary shareholder approvals and satisfaction of other closing conditions to consummate the Merger; the occurrence of any event, change or other circumstance that could give rise to the termination of the definitive transaction agreement relating to the proposed Merger; risks related to diverting the attention of Hudson and Star management from ongoing business operations; failure to realize the expected benefits of the Merger; significant transaction costs and/or unknown or inestimable liabilities; the risk of shareholder litigation in connection with the proposed Merger, including resulting expense or delay; the risk that the businesses of Hudson and Star will not be integrated successfully or that such integration may be more difficult, time-consuming or costly than expected; risks related to future opportunities and plans for NewCo following the Merger, including the uncertainty of expected future financial performance and results of the combined company; effects relating to the announcement of the acquisition or any further announcements or the consummation of the acquisition on the market price of Hudson’s common stock or Star’s common stock or preferred stock; the possibility that, if NewCo does not achieve the perceived benefits of the acquisition as rapidly or to the extent anticipated by financial analysts or investors, the market price of its common stock could decline; the substantial amount of debt of Star and Star’s ability to repay or refinance it or incur additional debt in the future; Star’s need for a significant amount of cash to service and repay the debt and to pay dividends on Star’s preferred stock; the restrictions contained in the debt agreements that limit the discretion of management in operating the business of Star; legal, regulatory, political and economic risks in markets and public health crises that reduce economic activity and cause restrictions on operations or trade; the length of time associated with servicing customers; losses of significant contracts or failure to get potential contracts being discussed; disruptions in the relationship with third party vendors; accounts receivable turnover; insufficient cash flows and resulting lack of liquidity; high costs of regulatory compliance; the liability and compliance costs related to regulatory compliance, including regarding environmental regulations applicable to Star; existing or increased competition; risks to the price and volatility of the common stock of Hudson or Star and of Star’s preferred stock; the ability of Hudson or Star to execute on its business strategy (including any cost reduction plans);failure to keep pace with evolving technologies and difficulties integrating technologies; system failures; losses of key management personnel and the inability to attract and retain highly qualified management and personnel in the future; the continued demand for and market acceptance of the services of Hudson and Star, as applicable; and other risks and uncertainties affecting Hudson and Star, including those described under the caption “Risk Factors” and elsewhere in each of Hudson’s and Star’s Securities and Exchange Commission (“SEC”) filings and reports, including Hudson’s Annual Report on Form 10-K for the year ended December 31, 2024, Star’s Annual Report on Form 10-K for the year ended December 31, 2024, and future filings and reports by either Company.

This release reflects management’s views as of the date presented. All forward-looking statements are necessarily only estimates of future results, and there can be no assurance that actual results will not differ materially from expectations, and, therefore, you are cautioned not to place undue reliance on such statements. Further, any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.

Participants in the Solicitation

Hudson, Star, and their respective directors and certain of their executive officers and employees may be considered participants in the solicitation of proxies from Hudson’s stockholders with respect to the proposed merger transaction under the rules of the SEC. Information about the directors and executive officers of Hudson is set forth in its Annual Report on Form 10-K for the year ended December 31, 2024, which was filed with the SEC on March 14, 2025, and in subsequent documents filed with the SEC. Information about Star’s directors and officers is available in Star’s Annual Report on Form 10-K for the year ended December 31, 2024, filed with the SEC on March 21, 2025, and in subsequent documents filed with the SEC. Additional information will be made available to you regarding the persons who may be deemed participants in the proxy solicitations and their direct and indirect interests (by security holdings or otherwise) in the Merger and related transactions in a registration statement on Form S-4 (the “Form S-4”) that will contain a joint proxy statement of Hudson and Star (the “Proxy Statement”) and prospectus, and other relevant materials, each that will be filed with the SEC and disseminated to stockholders when they become available. Instructions on how to obtain free copies of this document and, when available, the Form S-4 and Proxy Statement, are set forth below in the section headed “Additional Information and Where to Find It”.

This joint press release relates to the proposed merger transaction involving Hudson and Star and may be deemed to be solicitation material in respect of the proposed merger transaction. In connection with the proposed merger transaction, Hudson will file the Form S-4 and Proxy Statement and prospectus. This joint press release is not a substitute for the Form S-4, the Proxy Statement or for any other document that Hudson or Star may file with the SEC and or send to its stockholders in connection with the proposed merger transaction. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS OF HUDSON AND STAR ARE URGED TO READ THE FORM S-4, THE PROXY STATEMENT AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT HUDSON, STAR, THE PROPOSED MERGER TRANSACTION AND RELATED MATTERS.

No Offer or Solicitation

This joint press release does not constitute an offer to sell or the solicitation of an offer to buy any securities nor a solicitation of any vote or approval with respect to the proposed transaction or otherwise. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U S. Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Additional Information and Where to Find It

Investors and security holders will be able to obtain free copies of the Form S-4, the Proxy Statement and other documents filed by Hudson and Star with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed by Hudson with the SEC will also be available free of charge on Hudson’s website at www.hudsonrpo.com and copies of the documents filed by Star with the SEC will also be available free of charge on Star’s website at www.starequity.com.

For more information contact:

Investor Relations The Equity Group Lena Cati 212-836-9611 / lcati@theequitygroup.com	Hudson ir@hudsonrpo.com Star admin@starequity.com

Exhibit 99.2

Proposed Merger

HUDSON GLOBAL + Star Equity Holdings

(Nasdaq: HSON)

(Nasdaq: STRR, STRRP)

May 21, 2025

Exhibit 99.2 Proposed Merger (Nasdaq: HSON) (Nasdaq: STRR, STRRP) Proposed Merger Expected to Increase Scale, Accelerate Growth, and Create Value for Stockholders May 21, 2025

FORWARD-LOOKING STATEMENTS “Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995: This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements in this presentation that are not statements of historical fact are hereby identified as “forward-looking statements” for the purpose of the safe harbor provided by Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking Statements include, without limitation, statements regarding (i) the plans and objectives of management for future operations, including plans or objectives relating to acquisitions and related integration, development of commercially viable products, novel technologies, and modern applicable services, (ii) projections of income (including income/loss), EBITDA, earnings (including earnings/loss) per share, free cash flow (FCF), capital expenditures, cost reductions, capital structure or other financial items, (iii) the future financial performance of Star Equity Holdings, Inc. (“Star”)(Nasdaq: STRR; STRRP) or Hudson Global, Inc. (“Hudson”)(Nasdaq: HSON) or their acquisition targets, (iv) statements regarding the anticipated timing and benefits of the Merger and (v) the assumptions underlying or relating to any statement described above. Moreover, forward-looking statements necessarily involve assumptions on the part of the Companies. These forward-looking statements generally are identified by the words “believe”, “expect”, “anticipate”, “estimate”, “project”, “intend”, “plan”, “should”, “may”, “will”, “would”, “will be”, “will continue” or similar expressions. Such forward-looking statements are not meant to predict or guarantee actual results, performance, events, or circumstances and may not be realized because they are based upon each Company's current projections, plans, objectives, beliefs, expectations, estimates and assumptions and are subject to a number of risks and uncertainties and other influences, many of which each Company has no control over. Actual results and the timing of certain events and circumstances may differ materially from those described above as a result of these risks and uncertainties. Factors that may influence or contribute to the inaccuracy of forward-looking statements or cause actual results to differ materially from expected or desired results may include, without limitation, Hudson’s and Star’s ability to complete the Merger on the proposed terms or on the anticipated timeline, or at all, including risks and uncertainties related to securing the necessary shareholder approvals and satisfaction of other closing conditions to consummate the Merger; the occurrence of any event, change or other circumstance that could give rise to the termination of the definitive transaction agreement relating to the proposed Merger; risks related to diverting the attention of Hudson and Star management from ongoing business operations; failure to realize the expected benefits of the Merger; significant transaction costs and/or unknown or inestimable liabilities; the risk of shareholder litigation in connection with the proposed Merger, including resulting expense or delay; the risk that the businesses of Hudson and Star will not be integrated successfully or that such integration may be more difficult, time-consuming or costly than expected; risks related to future opportunities and plans for NewCo following the Merger, including the uncertainty of expected future financial performance and results of the combined company; effects relating to the announcement of the acquisition or any further announcements or the consummation of the acquisition on the market price of Hudson’s common stock or Star’s common stock or preferred stock; the possibility that, if NewCo does not achieve the perceived benefits of the acquisition as rapidly or to the extent anticipated by financial analysts or investors, the market price of its common stock could decline; the substantial amount of debt of Star and Star’s ability to repay or refinance it or incur additional debt in the future; Star’s need for a significant amount of cash to service and repay the debt and to pay dividends on Star’s preferred stock; the restrictions contained in the debt agreements that limit the discretion of management in operating the business of Star; legal, regulatory, political and economic risks in markets and public health crises that reduce economic activity and cause restrictions on operations or trade; the length of time associated with servicing customers; losses of significant contracts or failure to get potential contracts being discussed; disruptions in the relationship with third party vendors; accounts receivable turnover; insufficient cash flows and resulting lack of liquidity; high costs of regulatory compliance; the liability and compliance costs related to regulatory compliance, including regarding environmental regulations applicable to Star; existing or increased competition; risks to the price and volatility of the common stock of Hudson or Star and of Star’s preferred stock; the ability of Hudson or Star to execute on its business strategy (including any cost reduction plans); failure to keep pace with evolving technologies and difficulties integrating technologies; system failures; losses of key management personnel and the inability to attract and retain highly qualified management and personnel in the future; the continued demand for and market acceptance of the services of Hudson and Star, as applicable; and other risks and uncertainties affecting Hudson and Star, including those described under the caption “Risk Factors” and elsewhere in each of Hudson’s and Star’s Securities and Exchange Commission (“SEC”) filings and reports, including Hudson’s Annual Report on Form 10-K for the year ended December 31, 2024, Star’s Annual Report on Form 10-K for the year ended December 31, 2024, and future filings and reports by either Company. This presentation reflects management’s views as of the date presented. All forward-looking statements are necessarily only estimates of future results, and there can be no assurance that actual results will not differ materially from expectations, and, therefore, you are cautioned not to place undue reliance on such statements. Further, any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. 2

PARTICIPANTS IN THE SOLICITATION Hudson, Star, and their respective directors and certain of their executive officers and employees may be considered participants in the solicitation of proxies from Hudson’s stockholders with respect to the proposed merger transaction under the rules of the SEC. Information about the directors and executive officers of Hudson is set forth in its Annual Report on Form 10-K for the year ended December 31, 2024, which was filed with the SEC on March 14, 2025, and in subsequent documents filed with the SEC. Information about Star’s directors and officers is available in Star’s Annual Report on Form 10-K for the year ended December 31, 2024, filed with the SEC on March 21, 2025, and in subsequent documents filed with the SEC. Additional information will be made available to you regarding the persons who may be deemed participants in the proxy solicitations and their direct and indirect interests (by security holdings or otherwise) in the Merger and related transactions in a registration statement on Form S-4 (the “Form S-4”) that will contain a joint proxy statement of Hudson and Star (the “Proxy Statement”) and prospectus, and other relevant materials, each that will be filed with the SEC and disseminated to stockholders when they become available. Instructions on how to obtain free copies of this document and, when available, the Form S-4 and Proxy Statement, are set forth below in the section headed “Additional Information and Where to Find It”. This joint presentation relates to the proposed merger transaction involving Hudson and Star and may be deemed to be solicitation material in respect of the proposed merger transaction. In connection with the proposed merger transaction, Hudson will file the Form S-4 and Proxy Statement and prospectus. This joint presentation is not a substitute for the Form S-4, the Proxy Statement or for any other document that Hudson or Star may file with the SEC and or send to its stockholders in connection with the proposed merger transaction. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS OF HUDSON AND STAR ARE URGED TO READ THE FORM S-4, THE PROXY STATEMENT AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT HUDSON, STAR, THE PROPOSED MERGER TRANSACTION AND RELATED MATTERS. No Offer or Solicitation This joint presentation does not constitute an offer to sell or the solicitation of an offer to buy any securities nor a solicitation of any vote or approval with respect to the proposed transaction or otherwise. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U S. Securities Act of 1933, as amended, and otherwise in accordance with applicable law. Additional Information and Where to Find It Investors and security holders will be able to obtain free copies of the Form S-4, the Proxy Statement and other documents filed by Hudson and Star with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed by Hudson with the SEC will also be available free of charge on Hudson’s website at www.hudsonrpo.com and copies of the documents filed by Star with the SEC will also be available free of charge on Star’s website at www.starequity.com. 3

TRANSACTION HIGHLIGHTS Creates larger multi-sector holding company on better path to eventually getting added to Russell 2000 • “Snowball effect” of a larger company being better able to make acquisitions to increase size and scale Scale • NewCo better positioned to execute on this strategy and create shareholder value than either Star or Hudson could independently NewCo goal of $40 million in Adjusted EBITDA in 2030 versus $6.4 million in 2024 (pro forma) Profitability $2M Merger Synergies At least $2 million of annualized cost savings projected within 12 5x EBITDA 10x EBITDA Synergies months, generating approx. $0.57 in incremental pro-forma EPS Implied Value $10 million $20 million NewCo more likely to utilize NOL than Hudson standalone Creation NOL (1) Utilization • Potential value of $14.45 per pro-forma share, undiscounted Per Share $2.87 $5.73 Owner (2) Board & management own approx. 24% of pro-forma shares outstanding and expect to own more over time Mindset (1) Based on NOL value as of 12/31/2024. (2) 4 Includes unvested and unissued RSUs as of 3/31/2025.

NEWCO CONSOLIDATED GROWTH GOALS

Key Assumptions:

Margin expansion from:

Organic growth across all operating businesses

Corporate cost synergies + economies of scale

- Elimination of redundant public company costs
- Corporate costs remain largely the same as NewCo grows

PF Adj. EBITDA 2024 [1]

Adj. EBITDA 2030E [2]

$6.4M
>$40M

3% 2024A
Adj. EBITDA Margin [3]

>10% 2030E
Adj. EBITDA Margin [3]

HUDSON GLOBAL

Star Equity Holdings

5

NEWCO CONSOLIDATED GROWTH GOALS (1) (2) PF Adj. EBITDA 2024 Adj. EBITDA 2030E Key Assumptions: $40M+ Adj. EBITDA scenario in 2030 based on organic growth only Margin expansion from: $6.4M >$40M Organic growth Corporate cost synergies across all operating + economies of scale businesses • Elimination of redundant public company costs • Corporate costs remain 3% 2024A >10% 2030E largely the same as (3) (3) Adj. EBITDA Margin Adj. EBITDA Margin NewCo grows (1) Pro-forma 2024 Adj. EBITDA includes full year contributions from Timber Technologies, Alliance Drilling Tools, and $2M in estimated corporate cost savings resulting from merger synergies. See slide 17 for reconciliation. (2) Pro-forma Adj. EBITDA forecast based on management’s base case forecast. 5 (3) Adj. EBITDA margin equals consolidated Adj. EBITDA (incl. corporate costs) divided by Gross Revenue.

NEWCO'S LARGER SIZE → SHAREHOLDER VALUE CREATION

Inherent disadvantages of being a micro-cap [(1)]:

1
Lower valuations / multiples
2
Lower liquidity
"Micro-Cap Purgatory" (2)
Less buying / investor interest

HUDSON GLOBAL | Star Equity Holdings

(1) Less than $250 million market capitalization.

6

NEWCO’S LARGER SIZE → SHAREHOLDER VALUE CREATION (1) Inherent disadvantages of being a micro-cap : Negatives of being a micro-cap vs a larger-cap stock: 1. High public company costs as a % of revenue Lower valuations / multiples 1 2. Limited access to capital 3. Smaller investor bases & lack of analyst coverage “Micro-Cap 2 Lower liquidity Less buying / investor interest (2) Purgatory” • Remaining a micro-cap over the long term is suboptimal for shareholder value creation o We see Newco as a logical aggregator of select microcaps that fit our acquisition criteria • Our medium-term (~5-year) goals for NewCo are to: Outperform the Russell 2000 Index 1 Get added to the Russell 2000 Index 2 • We plan to complement organic growth with accretive acquisitions to scale quickly and profitably (1) Less than $250 million market capitalization. (2) Often, the illiquidity of micro-caps leads to less investor interest, which, in turn, leads to further illiquidity; we 6 characterize this dynamic as “Micro-Cap Purgatory”.

STRATEGIC RATIONALE

Merger Benefits	Hudson Global	Star Equity Holdings
Diversifies revenues	Both Companies benefit from greater revenue diversification	
Increases size and scale	Pro-forma annualized revenues of $210 million[1] (vs FY 2024 $140.1 million)	(vs FY 2024 $53.4 million)
Accretive to earnings	Combined annualized savings (corporate overhead and public company costs) of ~$2 million[2]	
Better utilizes Hudson's NOLs	$240 million[3] in usable US Federal NOLs	More US taxable income can be shielded
Stronger balance sheet for future acquisitions and financings	Strong balance sheet and combined cash position of $23.3 million at 12/31/24 Cash of $17.7 million at 12/31/2024 No debt	Cash of $5.6 million at 12/31/2024 Debt of $11.3 million at 12/31/2024
Potential to monetize business units at private market values	Only possible as part of NewCo's holding company structure	Demonstrated by Star's sale of Digirad Health in May 2023
Accelerates progress towards goal of inclusion in Russell 2000 Index	Improves stock trading liquidity and increases market capitalization	

Hudson Global Star Equity Holdings

7

STRATEGIC RATIONALE Merger Benefits Diversifies revenues Both Companies benefit from greater revenue diversification (1) Pro-forma annualized revenues of $210 million Increases size and scale (vs FY 2024 $140.1 million) (vs FY 2024 $53.4 million) (2) Accretive to earnings Combined annualized savings (corporate overhead and public company costs) of ~$2 million (3) Better utilizes Hudson’s NOLs $240 million in usable US Federal NOLs More US taxable income can be shielded Strong balance sheet and combined cash position of $23.3 million at 12/31/24 Stronger balance sheet for future Cash of $17.7 million at 12/31/2024 Cash of $5.6 million at 12/31/2024 acquisitions and financings No debt Debt of $11.3 million at 12/31/2024 Potential to monetize business units at Only possible as part of NewCo’s Demonstrated by Star’s sale of private market values holding company structure Digirad Health in May 2023 Accelerates progress towards goal of Improves stock trading liquidity and increases market capitalization inclusion in Russell 2000 Index (1) $210 million of adj. revenue including full-year impacts of Timber Technologies and Alliance Drilling Tools acquisitions, which closed in in May 2024 and March 2025, respectively. (2) Projected annual savings of approx. $0.57 per share (pro forma). 7 (3) As of December 31, 2024. Value of approx. $14.45 per share (pro forma, undiscounted).

BENEFITS OF NEWCO’S HOLDING COMPANY STRUCTURE NewCo corporate team will function somewhat like a private equity firm: responsible for M&A, strategy, capital allocation, and public company duties, allowing Hudson RPO management team + Star OpCo management teams to focus on operations and growth opportunities Benefits of NewCo’s Holding Company Structure • Stronger financial profile due to focus on operational excellence, cost savings, lower cost of capital, and other efficiencies • Optimized and disciplined capital allocation maximizes returns over the long term • Operating managers focused on operations and growth, not distracted by corporate functions • Platform for future bolt-on acquisitions, acquisitions of new verticals, and other growth opportunities • Businesses and assets can be sold for intrinsic value versus publicly traded pure plays where asset sale prices are often capped by the stock price 8

Appendix

TRANSACTION DETAILS

Transaction Process

1. Star will merge with and into a wholly owned subsidiary of Hudson, and Hudson will be the surviving public entity
2. Hudson will be the public company parent of Star ("NewCo")
3. Pending regulatory as well as Hudson & Star shareholder approvals, the transaction is expected to close in 2H 2025
4. Following closing, NewCo will continue to trade on Nasdaq

Transaction Terms

HUDSON GLOBAL
Star Equity Holdings
10

TRANSACTION DETAILS Transaction Process Transaction Terms Star will merge with and into a wholly owned Stock-for-stock transaction subsidiary of Hudson, and Hudson will be the 1 1 surviving public entity Hudson to acquire all outstanding common shares of Star, issuing 0.23 common shares of HSON for each 2 Hudson will be the public company parent of Star common share of STRR 2 (“NewCo”) Exchange ratio approximately in line with 20-day VWAP 3 trading ratio between the two stocks Pending regulatory as well as Hudson & Star shareholder approvals, the transaction is expected to 3 Upon completion of the merger, Hudson shareholders close in 2H 2025 will own an approx. 79% stake in NewCo, and Star 4 shareholders will own approx. 21% Following closing, NewCo will continue to trade on 4 Hudson will issue preferred stock with identical terms Nasdaq to Star’s preferred stock to be exchanged on a one- 5 for-one basis No impact expected on Hudson’s NOL • HSON and STRR have NOL protection prohibitions 6 on crossing 5% common stock ownership • NewCo expected to maintain this NOL protection 10

NEWCO REPORTING SEGMENTS

Reporting Segments (1)

Building Solutions
KBS Builders Inc.
EdgeBuilder, Inc. Wall panels for the pro builder.
Timber Technologies
Glenbrook Building Supply, Inc.
+ Future bolt-on acquisitions

Business Services
Hudson RPO
+ Future bolt-on acquisitions

Energy Services
Alliance Drilling Tools
+ Future bolt-on acquisitions

Investments
Star Equity Fund, LP
Real Estate Assets
Catalyst MedTech
Other Investments

Hudson Global | Star Equity Holdings

11

NEWCO REPORTING SEGMENTS (1) Reporting Segments Building Business Business Building Business Solutions Services Services Solutions Services + Future bolt-on acquisitions + Future bolt-on acquisitions Real Estate Energy Assets Business Business Investments Services Services Services Other + Future bolt-on acquisitions Investments Investments Investments New Future Segments To be established with the acquisition of new verticals (1) The merger is not expected to impact clients, employees, or brand names of operating businesses. 11

NEWCO PRO-FORMA FINANCIAL PROFILE

Historical Performance by Division [1]	2022 – 2024 PF Adj. EBITDA Range [2][3]
Building Solutions	$5.3M – $11.7M
Business Services	$4.3M – $20.1M
Energy Services	$2.1M – $3.6M

Value of Other Assets	YE 2024 PF Values
Public Equities	$4.1M
Private Investments	$10.5M
Real Estate	$12.3M

Capital Structure	YE 2024 PF Values
Cash less Debt [4] ("Net Cash")	$9.8M
Preferred Stock [5]	$26.7M
PF Common Shares Outstanding [6]	3.49M

Footnotes:

[5] *Based on liquidation preference of $10.00 per share.*

[6] *Based upon 0.23 : 1.00 HSON to STRR exchange ratio.*

HUDSON GLOBAL

Star Equity Holdings

12

NEWCO PRO-FORMA FINANCIAL PROFILE 2022 – 2024 PF (1) (2)(3) Historical Performance by Division Adj. EBITDA Range Footnotes: Building Solutions $5.3M – $11.7M (1) Excludes pro-forma corporate overhead Business Services $4.3M – $20.1M and public company costs of approx. $7.1M. (2) 2022-2024 Adj. EBITDAs include the full- Energy Services $2.1M – $3.6M year impacts of Star’s Timber Technologies (5/17/24) and Alliance Value of Other Assets YE 2024 PF Values Drilling Tools (3/3/25) acquisitions. (3) Public Equities $4.1M See slides 18-20 for reconciliations of net income to Adj. EBITDA. Private Investments $10.5M (4) Includes the cash and debt from the Alliance Drilling Tools acquisition. Real Estate $12.3M (5) Based on liquidation preference of $10.00 per share. Capital Structure YE 2024 PF Values (6) Based upon 0.23 : 1.00 HSON to (4) Cash less Debt (“Net Cash”) $9.8M STRR exchange ratio. (5) Preferred Stock $26.7M (6) PF Common Shares Outstanding 3.49M 12

ABOUT STAR EQUITY HOLDINGS

Building Solutions

KBS Builders Inc.

Maine / New England
Designs and manufactures modular housing units for commercial and residential projects

EdgeBuilder, Inc. – Wall panels for the pro builder.
Glenbrook Building Supply, Inc.

Minneapolis-St Paul Area
Designs and manufactures wall panels and engineered wood products for commercial and residential projects

Distributes building materials and operates two lumber yards and showrooms

Timber Technologies

Colfax, WI
Designs and manufactures engineered wood products: glue-laminated timber ("glulam") columns, beams, and trusses

Energy Services

Alliance Drilling Tools

Midland, TX, Casper & Evanston, WY, and Vernal, UT

Investments

Real Estate:

Owns, manages, and finances operating company real estate assets

Catalyst MedTech

Private Investments:

Holds private company debt and equity interests; makes strategic investments in potential acquisition targets or JVs

Star Equity Fund, LP

Public Investments:

A portfolio of public equities managed by STRR; makes strategic investments in undervalued public companies, potential acquisition targets, or JVs

Star Equity Holdings

Financial Highlights

$53.4M FY 2024 Revenue	**$11.1M** FY 2024 Gross Profit
$5.6M Cash Balance [1] / **$11.3M** Debt Balance [1]	**$23.6M** Real Estate & Investments [2]

(2) As of December 31, 2024.

Hudson Global | Star Equity Holdings

13

ABOUT STAR EQUITY HOLDINGS Star Equity Holdings is a diversified holding company with three divisions: Building Solutions Financial Highlights Maine / New England Minneapolis-St Paul Area Colfax, WI Designs and manufactures modular Designs and manufactures wall panels and Designs and manufactures housing units for commercial and engineered wood products for commercial engineered wood products: glue- residential projects and residential projects laminated timber (“glulam”) $53.4M $11.1M columns, beams, and trusses Distributes building materials and operates FY 2024 FY 2024 two lumber yards and showrooms Revenue Gross Profit Energy Services Investments $5.6M (1) Cash Balance $23.6M Midland, TX, Casper & Evanston, WY, and Real Estate: Private Investments: Public Investments: Real Estate & Vernal, UT $11.3M Owns, manages, Holds private company A portfolio of public equities (1) (2) Engaged in the rental, sales, and repair of and finances debt and equity managed by STRR; makes Debt Balance Investments downhole tools used in oil and gas, operating interests; makes strategic investments in geothermal, mining, and waterwell industries company real strategic investments in undervalued public estate assets potential acquisition companies, potential (1) Cash balance, including restricted cash, and targets or JVs acquisition targets, or JVs debt balance as of December 31, 2024. (2) As of December 31, 2024. 13

STAR OPERATING COMPANIES – FUTURE GOALS

Building Solutions Division

- ✓ Increase KBS's modular manufacturing capacity and output
- ✓ Explore opportunities to re-open idle Oxford, Maine plant
- ✓ Expand presence in each of KBS, EBGL, and TT's markets by increasing output and adding new products and services
- ✓ Long-term financial goals:
  - **KBS**: mid-teens annual revenue growth (CAGR 2019 through 2024 = 6.3%)
  - **EBGL**: high single-digit annual revenue growth (CAGR 2019 through 2024 = 8.0%)
  - **TT:** high single-digit annual revenue growth
  - **Division-wide:** 10%+ annual revenue growth with gross margins above 25%

Energy Services Division

- ✓ Strategic investments to meet rising demand for ADT's services, expand its operational capacity, service more rigs, and unlock substantial revenue potential
- ✓ Seeking bolt-on acquisitions
- ✓ Long-term financial goals:
  - **ADT:** high single-digit annual revenue growth
  - **Division-wide:** goal of scaling to $10M+ in Adj. EBITDA

Investments Division

- ✓ Create value across portfolio of public and private investments
- ✓ Pursue additional sale-leasebacks and other financings to unlock latent value of real estate assets

HUDSON GLOBAL Star Equity Holdings
14

STAR OPERATING COMPANIES – FUTURE GOALS Building Solutions Division Energy Services Division ✓ Increase KBS’s modular manufacturing capacity ✓ Strategic investments to meet rising demand for ADT’s and output services, expand its operational capacity, service more rigs, and unlock substantial revenue potential ✓ Explore opportunities to re-open idle Oxford, Maine plant✓ Seeking bolt-on acquisitions ✓ Expand presence in each of KBS, EBGL, and TT’s ✓ Long-term financial goals: markets by increasing output and adding new – ADT: high single-digit annual revenue growth products and services – Division-wide: goal of scaling to $10M+ in Adj. EBITDA ✓ Long-term financial goals: – KBS: mid-teens annual revenue growth (CAGR 2019 through 2024 = 6.3%) Investments Division – EBGL: high single-digit annual revenue growth ✓ Create value across portfolio of public and private (CAGR 2019 through 2024 = 8.0%) investments – TT: high single-digit annual revenue growth ✓ Pursue additional sale-leasebacks and other financings – Division-wide: 10%+ annual revenue growth to unlock latent value of real estate assets with gross margins above 25% 14

ABOUT HUDSON GLOBAL

HUDSON GLOBAL

Services Offered

- Enterprise RPO
- Project RPO
- On-demand RPO
- Total Talent Solutions
- Managed Solutions Provider
- Candidate Sourcing
- Employer Branding
- Talent Advisory
- Recruitment Technology

Industries Served

- Consumer Goods / FMCG
- Financial Services
- Energy / Renewables
- Media
- Medical Devices
- Pharmaceuticals / Life Sciences
- Technology
- Other

Regions Present

- **Americas**: USA, Canada, Brazil, Mexico
- **APAC**: Australia, China, Hong Kong, India, Malaysia, New Zealand, Philippines, Singapore, Vietnam
- **EMEA**: UK, Belgium, Netherlands, France, Germany, Czech Republic, Spain, Switzerland, Poland, UAE, South Africa

Financial Highlights

$140.1M
FY 2024 Revenue

$70.2M
FY 2024 Adj. Net Revenue

$17.7M
Cash Balance [(1)]
No Debt

$0.9M
FY 2024 Adj. EBITDA

HUDSON GLOBAL Star Equity Holdings

15

ABOUT HUDSON GLOBAL Hudson Global owns and manages Hudson RPO, a leading global total talent solutions provider Hudson RPO partners with talent acquisition, HR, and procurement leaders around Financial Highlights the world to build diverse, high-impact teams, and drive business success $140.1M $70.2M Services Offered Industries Served Regions Present FY 2024 FY 2024 Adj. Revenue Net Revenue • Enterprise RPO • Consumer Goods / FMCG • Americas: USA, Canada, Brazil, Mexico • Project RPO • Financial Services • APAC: Australia, China, • On-demand RPO • Energy / Renewables Hong Kong, India, Malaysia, • Total Talent Solutions • Media New Zealand, Philippines, Singapore, Vietnam $17.7M $0.9M • Managed Solutions Provider • Medical Devices (1) • EMEA: UK, Belgium, FY 2024 Adj. • Candidate Sourcing • Pharmaceuticals / Life Cash Balance Netherlands, France, Sciences EBITDA • Employer Branding Germany, Czech Republic, No Debt • Technology Spain, Switzerland, Poland, • Talent Advisory UAE, South Africa • Other • Recruitment Technology (1) Cash balance, including restricted cash, as of December 31, 2024. 15

HUDSON RPO – FUTURE GOALS

Hudson RPO Management's Performance Goals:

	Adj. Net Revenue	Adj. EBITDA	
Interim Goal #1	$100 million	$20 million	We believe Goal #1 **can be achieved organically in the next few years**
Longer-Term Goal #2	$200 million	$50 million	We believe Goal #2 **timeline could be accelerated significantly by partnering with a growth capital provider**

HUDSON GLOBAL Star Equity Holdings 16

HUDSON RPO – FUTURE GOALS Hudson RPO Management’s Performance Goals: Adj. Net Adj. EBITDA Revenue Interim We believe Goal #1 can be achieved organically in the next $100 million $20 million few years Goal #1 We believe Goal #2 timeline could be accelerated Longer-Term $200 million $50 million significantly by partnering with a growth capital provider Goal #2 o At $200 million of adjusted net revenue, we believe Hudson RPO would generate ~$50 million of adjusted EBITDA o An external growth capital investment would be a “win-win- win” for a future capital provider, the Hudson RPO (1) management team, and NewCo shareholders (1) We believe Hudson RPO’s potential to realize its private market value would be “anchored” by HSON’s stock price if HSON were to remain a pure-play public company. Therefore, bringing Hudson RPO inside NewCo’s multi-industry holding company structure allows for a higher likelihood of realizing its private market value at some point in the future 16 without the “anchoring effect” of a pure-play public company stock price.

RECONCILIATION OF NON-GAAP FINANCIALS Reconciliation of Net Loss to Pro-Forma Adjusted EBITDA 1. Non-GAAP earnings before interest, income taxes, and depreciation and amortization (“EBITDA”) and non-GAAP earnings before interest, income taxes, depreciation and amortization, (In millions, unaudited) non-operating income (expense), stock-based compensation expense, and other non-recurring Hudson Star Equity severance and professional fees (“Adjusted EBITDA”) are presented to provide additional For The Twelve Months Ended December 31, 2024 information about the Company's operations on a basis consistent with the measures which the Global, Inc Holdings, Inc. Total Company uses to manage its operations and evaluate its performance. Management also uses Gross Revenue $ 140.1 $ 53.4 $ 193.4 these measurements to evaluate capital needs and working capital requirements. EBITDA and Add: Timber Technologies (pro forma prior to acquisition on 5/17/24) 6.8 Adjusted EBITDA should not be considered in isolation or as a substitute for operating income, cash flows from operating activities, or other income or cash flow statement data prepared in Add: Alliance Drilling Tools (2024 pre-consolidated revenue) 10.1 accordance with generally accepted accounting principles or as a measure of the Company's Total Pro-Forma Gross Revenue $ 210.3 profitability or liquidity. Furthermore, EBITDA and Adjusted EBITDA as presented above may not be comparable with similarly titled measures reported by other companies. Net loss $ (4.8) $ (10.4) $ (15.2) 2. Pro-Forma Adjusted EBITDA represents non-GAAP earnings before interest, income taxes, Provision for income taxes 1.3 0.3 1.6 depreciation, and amortization, further adjusted to exclude non-operating income (expense), stock- Interest income, net (0.4) (0.6) (1.0) based compensation, and certain non-recurring items such as severance and professional fees. It also includes pro-forma adjustments to reflect the combined operations of Hudson Global, Inc. and Depreciation and amortization 1.4 3.6 5.0 Star Equity Holdings, Inc. These adjustments include estimated annualized corporate cost (1) (2.5) (7.2) (9.7) EBITDA (loss) synergies and the results of Timber Technologies and Alliance Drilling Tools prior to their respective acquisitions. This measure is intended to provide a more accurate view of the Non-operating expense (income), including corporate administration charges 4.9 0.0 4.9 anticipated ongoing performance of the combined company. Stock-based compensation expense 1.3 0.2 1.5 We are unable to reconcile our long-term reported gross revenue estimate to our long-term pro- Non-recurring severance and professional fees 2.1 1.3 3.3 forma gross revenue estimate because we are unable to predict the long-term impact of foreign (1) $ 0.9 $ (0.8) 0.1 Adjusted EBITDA (loss) exchange due to the unpredictability of future changes in foreign exchange rates and because we are unable to predict the occurrence or impact of any acquisitions, divestitures or other structural Add: Estimated synergies 2.0 changes. We are also not able to reconcile our long-term reported net income estimate to our long- Add: Timber Technologies (pro forma prior to acquisition on 5/17/24) 2.2 term adjusted EBITDA estimate or our long-term reported net income margin to our long-term Add: Alliance Drilling Tools (2024 pre-consolidated EBITDA) 2.1 adjusted EBITDA margin because we are unable to predict the long-term impact of foreign (2) exchange or the mark-to-market net impact on commodity derivatives due to the unpredictability of Total Pro-Forma Adjusted EBITDA $ 6.4 future changes in foreign exchange rates and commodity prices. Therefore, we are unable to provide a reconciliation of these measures. Pro Forma Adjusted EBITDA as a Percentage of Pro-Forma Gross Revenue 3.0% 17

RECONCILIATION OF NON-GAAP FINANCIALS Business Services Reconciliation of Net Income to Adjusted EBITDA excluding Corporate Costs (In millions, unaudited) For The Twelve Months Ended December 31, 2022 2024 1. Non-GAAP earnings before interest, income taxes, and depreciation and amortization (“EBITDA”) and non-GAAP earnings before interest, income taxes, depreciation and amortization, non-operating income (expense), stock-based Net income (loss) $ 7.1 $ (4.8) compensation expense, other non-recurring severance, professional fees, and compensation expense from acquisitions (“Adjusted EBITDA”) are presented to Provision for income taxes 2.3 1.3 provide additional information about the Company's operations on a basis consistent Interest income, net (0.1) (0.4) with the measures which the Company uses to manage its operations and evaluate its performance. Management also uses these measurements to evaluate capital needs Depreciation and amortization 1.4 1.4 and working capital requirements. EBITDA and Adjusted EBITDA should not be (1) 10.8 (2.5) EBITDA (loss) considered in isolation or as a substitute for operating income, cash flows from operating activities, or other income or cash flow statement data prepared in Non-operating expense (income), including corporate administration charges (0.0) 0.0 accordance with generally accepted accounting principles or as a measure of the Company's profitability or liquidity. Furthermore, EBITDA and Adjusted EBITDA as Stock-based compensation expense 2.3 1.3 presented above may not be comparable with similarly titled measures reported by Non-recurring severance, professional fees, and compensation expense from acquisitions other companies. 3.4 2.1 (1) 16.4 0.9 Adjusted EBITDA Add back: Corporate costs 3.7 3.4 (1) $ 20.1 $ 4.3 Adjusted EBITDA excluding Corporate costs 18

RECONCILIATION OF NON-GAAP FINANCIALS Building Solutions Reconciliation of Net Income to Adjusted EBITDA 1. Non-GAAP earnings before interest, income taxes, and depreciation and (In millions, unaudited) amortization (“EBITDA”) and non-GAAP earnings before interest, income taxes, depreciation and amortization, non-operating income (expense), stock-based For The Twelve Months Ended December 31, 2022 2024 compensation expense, and other non-recurring transaction costs and professional fees (“Adjusted EBITDA”) are presented to provide additional information about the Net income (loss) $ 2.9 $ (1.6) Company's operations on a basis consistent with the measures which the Company Depreciation and amortization 2.0 3.3 uses to manage its operations and evaluate its performance. Management also uses these measurements to evaluate capital needs and working capital requirements. Interest (income) expense 0.4 0.5 EBITDA and Adjusted EBITDA should not be considered in isolation or as a substitute Income tax benefit (0.1) - for operating income, cash flows from operating activities, or other income or cash flow (1) 5.2 2.3 EBITDA (loss) statement data prepared in accordance with generally accepted accounting principles or as a measure of the Company's profitability or liquidity. Furthermore, EBITDA and Adjusted EBITDA as presented above may not be comparable with similarly titled Non-operating expense (income) 1.1 (0.0) measures reported by other companies. Stock based compensation expense 0.0 0.0 Non-recurring transaction costs and professional fees - 0.8 2. Timber Technologies Adj. EBITDA in 2024 reflects pro forma Adj. EBITDA earned Adjusted EBITDA 6.3 3.1 1/1/2024 - 5/17/2024; remainder of 2024 Adj. EBITDA is included in consolidated (2) Building Solutions figures. 5.4 2.2 Add: Timber Technologies Adj. EBITDA Adjusted EBITDA $ 11.7 $ 5.3 19

RECONCILIATION OF NON-GAAP FINANCIALS Energy Services 1. Non-GAAP earnings before interest, income taxes, and depreciation and Reconciliation of Net Income to Adjusted EBITDA amortization (“EBITDA”) and non-GAAP earnings before interest, income taxes, (In millions, unaudited) depreciation and amortization, and other Pro-forma adjustments (“Adjusted EBITDA”) For The Twelve Months Ended December 31, 2023 2024 are presented to provide additional information about the Company's operations on a basis consistent with the measures which the Company uses to manage its operations and evaluate its performance. Management also uses these measurements to Net income $ 3.1 $ 1.4 evaluate capital needs and working capital requirements. EBITDA and Adjusted Provision for income taxes 0.0 0.0 EBITDA should not be considered in isolation or as a substitute for operating income, Interest income, net (0.0) (0.0) cash flows from operating activities, or other income or cash flow statement data Depreciation and amortization 0.5 0.6 prepared in accordance with generally accepted accounting principles or as a measure (1) of the Company's profitability or liquidity. Furthermore, EBITDA and Adjusted EBITDA EBITDA (loss) 3.7 2.0 as presented above may not be comparable with similarly titled measures reported by Pro-forma compensation and other adjustments (0.1) 0.1 other companies. (1) $ 3.6 $ 2.1 Adjusted EBITDA 20

CONTACT US Company ir@hudsonrpo.com admin@starequity.com Investor Relations The Equity Group Inc. Lena Cati 212-836-9611 lcati@theequitygroup.com